                                           FILED PURSUANT TO RULE NO. 424(b)(1)
                                      REGISTRATION NOS. 333-69764 and 333-72220

PROSPECTUS

                                   4,500,000

                            [LOGO EDO Corporation]

                                 Common Shares

-------------------------------------------------------------------------------

   We are offering 3,041,100 of our common shares and the EDO Employee Stock Ownership Trust, or the selling shareholder, is offering, on behalf of the participants of the EDO Employee Stock Ownership Plan, 1,458,900 of our common shares. We will not receive any of the proceeds from the sale of shares by the selling shareholder. Our common shares are traded on the New York Stock Exchange under the symbol "EDO." We have filed an application to list the common shares offered by us on the New York Stock Exchange.

   The last reported sale price of our common shares on October 25, 2001 was $26.59 per share.

   One of the underwriters, First Union Securities, Inc., is acting under the trade name Wachovia Securities.

   We have granted the underwriters a 30-day option to purchase up to an additional 675,000 of our common shares to cover over-allotments at the public offering price, less the underwriting discount.

   Investing in our common shares involves risks. See "Risk Factors" beginning on page 7 of this prospectus.

                                                             Per
                                                            share     Total
                                                            ------ ------------
Public offering price...................................... $23.50 $105,750,000
Underwriting discounts and commissions..................... $ 1.29 $  5,805,000
Proceeds, before expenses, to us........................... $22.21 $ 67,542,831
Proceeds, before expenses, to the selling shareholder...... $22.21 $ 32,402,169

   The shares will be ready for delivery on or about October 31, 2001.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

-------------------------------------------------------------------------------

Wachovia Securities____________________________________________________SG Cowen

               The date of this prospectus is October 25, 2001.

Photographs showing EDO Corporation's products and equipment which incorporates those products:

A helicopter-towed MK-105 mine sweeper

An F-22 aircraft launching a missile

Employees working at a micro-electronics manufacturing facility

Radar jamming equipment for military aircraft

A technician looking through a microscope at a satellite product that provides signal conversion

A technician looking at underwater sonar equipment for submarines

Electronic components for fiber optic communications networks

A fleet of B-1B Bombers on the ground

An advanced fiber composite structure for an unmanned aircraft

Equipment used to test electronic warfare components of aircraft

A rack used to release bombs

Vacuum waste holding tanks for use on commercial aircraft

Lockheed Martin Joint Strike Fighter aircraft in flight

   Boeing Joint Strike Fighter aircraft with our swing-arm bomb release assembly shown in the weapons bay

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Forward-Looking Statements...............................................   i
Prospectus Summary.......................................................   1
Risk Factors.............................................................   7
Use of Proceeds..........................................................  12
Price Range of Common Shares.............................................  12
Dividend Policy..........................................................  12
Capitalization...........................................................  13
Selected Consolidated Financial Data.....................................  14
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16
Business.................................................................  23
Management...............................................................  40
Principal and Selling Shareholders.......................................  43
Legal Matters............................................................  46
Experts..................................................................  46
Where You Can Find More Information......................................  46
Incorporation by Reference...............................................  47
Underwriting............................................................. U-1
Index to Consolidated Financial Statements............................... F-1

--------------------------------------------------------------------------------

   You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. When you make a decision about whether to invest in our common shares, you should not rely on any information other than the information contained or incorporated by reference in this prospectus. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only and you should assume the information contained in any document incorporated by reference in this prospectus is accurate only as of the date of that document. Our business, financial condition, results of operations and prospects may have changed since those dates.

                               ----------------

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "should" or "will" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements.

                               PROSPECTUS SUMMARY

   This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and the consolidated financial statements and related notes, before making an investment decision. Unless we state otherwise, the information we present in this prospectus assumes no exercise of the underwriters' over-allotment option. In this prospectus, "EDO Corporation," "EDO," "we," "us" and "our" refers to EDO Corporation and its subsidiaries and "selling shareholder" refers to the EDO Employee Stock Ownership Trust, the entity that holds our common shares for the EDO Employee Stock Ownership Plan.

                                  Our Company

   We are a leading supplier of sophisticated, highly engineered products and systems for defense, aerospace and industrial applications. Since our founding in 1925, we have developed core competencies in advanced electronics, electromechanical systems, information systems and engineered materials. We have established leading positions in a number of niche markets, employing proprietary technologies and capabilities. We believe our products and systems are mission-critical, standard equipment on a wide range of military aircraft, including the F-14, F-15, F-16, F/A-18, F-22, Tornado, F-2, EA-6B and B-1B. Our products and systems are also found on a variety of U.S. and foreign naval ships and submarines, commercial aircraft and both military and commercial spacecraft.

   We are a direct supplier, or prime contractor, to the U.S. Department of Defense, referred to as the DoD. We are also a first tier supplier, which is a direct supplier to prime contractors in the aerospace and defense industries, including BAE Systems plc, Boeing Company, Lockheed Martin Corporation, Northrop Grumman Corporation and Raytheon Company. Our customers include more than 20 foreign governments, including those of countries in Europe, South America and Asia. For the six months ended June 30, 2001, we had net sales of $126.9 million and earnings before interest, taxes, depreciation, amortization, non-cash ESOP compensation expense and merger-related expenses, which we refer to as EBITDA, of $18.6 million. On June 30, 2001, our backlog of unfilled, firm customer orders was $295.9 million, up from $252.9 million at December 31, 2000.

Market Overview

   In fiscal year 1999, the U.S. defense budget increased after an extended real dollar decline in spending that had persisted since the mid-1980s. Further increases in spending followed in fiscal years 2000 and 2001. If enacted, the amended fiscal year 2002 DoD budget request of about $343.5 billion would amount to a $27.3 billion increase in funding over the level appropriated for fiscal year 2001. The DoD has indicated that, in light of overall budget constraints, it is allocating increased resources to advanced electronics, smart weapons and communications and information technologies. We expect increased spending in these areas to continue as the DoD pursues this strategy.

   The U.S. defense industry has undergone significant consolidation in recent years, resulting in the emergence of a small number of major prime contractors. Consolidation has also affected smaller companies, which are seeking to improve their capabilities and market penetration through acquisitions, building their value as strategic suppliers to prime contractors. We expect prime contractors to increasingly rely on their key suppliers to improve efficiency and competitiveness. We believe this situation creates an attractive opportunity for established niche suppliers to play a critical role in the evolution of the defense industrial base.

Competitive Strengths

  . Extensive Experience and Leading Position in Core Markets. We believe that decades of research and development, production and operational experience have provided us with proprietary knowledge and capabilities in our niche markets, including our markets for electronic countermeasure systems for aircraft, aircraft stores suspension and release units, airborne mine countermeasure systems and piezoelectric ceramics for underwater sensors. As a result of this extensive experience, we have secured a leading position in our niche markets and developed long-standing relationships as a supplier and strategic partner with many of our government and prime contractor customers.

  . Incumbent Supplier Status on Major Platforms. We derive a significant portion of our revenues from our incumbent position on a wide range of military and commercial aircraft and spacecraft, naval ships and submarines. This incumbency provides us with a sustained revenue stream, including development funding and revenue from production, provision of spare parts, repairs, field support and system upgrades. The up-front investment by our customers associated with these platforms is also significant, making it costly to replace suppliers and creating barriers to entry for potential competitors.

  . Technological Leadership Supporting New Product Development. We believe that we are a technological leader in our niche markets. Our goal is to use our technical expertise to develop new products and reduce our customers' program costs and risks, positioning us as a preferred supplier to our prime contractor customers. We benefit from significant levels of customer-funded research and development in support of new product and technology development. We believe that our research and development efforts contribute significantly to our success in new product development. Our resulting reputation as a technology leader has helped us forge strategic alliances with some of our prime contractor customers. These initiatives position us to play an important role in future defense programs.

  . Experienced Leadership Team. Our leadership team of nine senior executives has an average of 34 years of experience in either or both of the military or aerospace and defense industries. They have developed strong customer relationships within the U.S. Government, many foreign governments, and with aerospace and defense prime contractors. Our management team also has successfully completed our merger with AIL Technologies, Inc., or AIL, and has integrated five other acquisitions since 1998.

Business Strategy

   Our strategy is to strengthen our position as a leading supplier of mission-critical systems and products to the major prime contractors in the aerospace and defense industries, the U.S. Government and foreign customers. Our strategy includes the following elements:

  . Leverage Technical Expertise and Incumbency Positions. We intend to pursue new growth opportunities that enable us to employ our strong technical capabilities and incumbent position on key platforms.

  . Exploit Outsourcing Opportunities. We intend to emphasize our position as a critical supplier of larger subsystems to take advantage of the trend of prime contractors outsourcing these subsystems, rather than individual components, to reduce costs and improve system performance.

  . Strengthen and Expand via Strategic Acquisitions. We expect to enhance and strengthen our competitive position through the continued, disciplined pursuit of strategic acquisitions that complement our leadership position in niche markets.

  . Pursue Early Integration of Our Products. We intend to actively participate at the early stages of our customers' program development, thereby increasing the likelihood of the early integration of our products and our long-term involvement in these programs.

  . Penetrate New International Markets. We intend to continue the expansion of our international business by marketing selected products and advanced technologies developed under our existing domestic contracts to our foreign customers.

Recent Developments

   We plan to report our financial results for the quarter ended September 29, 2001 on or about October 31, 2001. In advance of that report and in anticipation of this offering, on October 22, 2001, we announced that we expect earnings per diluted share for the quarter ended September 29, 2001 to be in the range of $0.28 to $0.30 and EBITDA for the same period to be approximately $9.9 million. In addition, we stated that we expect revenues for the quarter ended September 29, 2001 to be approximately $60 million.

   On October 9, 2001, we acquired Dynamic Systems, Inc., a privately-held company based in Alexandria, Virginia. Dynamic Systems, which will become part of our Systems and Analysis Group, provides professional and information technology services primarily to the DoD and other government agencies. For the most recent twelve-month period, Dynamic Systems had revenue of approximately $17 million.

                                ----------------

   We are incorporated in New York, and our principal executive office is located at 60 East 42nd Street, Suite 5010, New York, New York 10165. We have facilities located in New York, Pennsylvania, Virginia, Utah, California and Louisiana. Our telephone number is (212) 716-2000. You may also obtain additional information about us from our website, www.edocorp.com. The information on our website is not part of this prospectus.

                                  The Offering

 We are offering............................ 3,041,100 shares

 The selling shareholder is offering........ 1,458,900 shares

 Common shares to be outstanding after this
  offering.................................. 17,877,394 shares

 Use of proceeds............................ We intend to use our net proceeds to retire portions of our
                                             outstanding debt obligations, for
                                             potential acquisitions and for
                                             general corporate purposes. See
                                             "Use of Proceeds." We will not
                                             receive any of the net proceeds
                                             from the sale of shares by the
                                             selling shareholder.

 Dividend policy............................ We have paid a cash dividend on our common shares at an annual
                                             rate of $0.12 per share since the
                                             second quarter of 1998. Although
                                             we have no current intention of
                                             changing our dividend policy, our
                                             board of directors periodically
                                             reviews our dividend policy and
                                             may change it in the future in
                                             accordance with our capital
                                             needs.

 Risk factors............................... See "Risk Factors" beginning on page 7 and the other information
                                             included and incorporated by
                                             reference in this prospectus for
                                             a discussion of factors you
                                             should carefully consider before
                                             deciding to invest in our common
                                             shares.

 New York Stock Exchange symbol............. EDO

   The total number of outstanding common shares above is based on 14,836,294 common shares outstanding as of June 30, 2001, and does not include:

  . 675,000 shares issuable by EDO upon exercise of the underwriters' over-allotment option;

  . as of June 30, 2001, options to purchase a total of 850,720 common shares outstanding (with a weighted-average exercise price of $7.58 per share), of which options for a total of 438,352 shares were then exercisable (with a weighted-average exercise price of $6.71);

  . 137,391 common shares reserved for future issuance under our stock plans;
    and

  . 1,014,262 common shares issuable upon conversion of our 7% convertible subordinated debentures then outstanding.

                      Summary Consolidated Financial Data

   The financial data set forth below should be read in conjunction with the sections of this prospectus entitled "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements and related notes included in this prospectus.

                              Years Ended December 31,     Six Months Ended
                             ----------------------------  ------------------
                                                           July 1,   June 30,
                               1998      1999      2000      2000      2001
                             --------  --------  --------  --------  --------
                                     (audited)                (unaudited)
                               (dollars in thousands, except per share
                                                data)
Statement of Earnings Data:
Net sales................... $ 81,403  $ 97,936  $206,822  $ 85,595  $126,927
Costs and expenses:
 Cost of sales..............   57,817    72,337   151,512    65,078    94,768
 Selling, general and
  administrative............   11,649    13,602    29,205    10,009    16,285
 Research and development...    2,382     2,748     5,371     2,136     3,982
 Non-recurring (income)
  expenses(1)...............   (2,200)       --    11,495     8,943     1,318
                             --------  --------  --------  --------  --------
   Total....................   69,648    88,687   197,583    86,166   116,353
                             --------  --------  --------  --------  --------
Operating earnings (loss)...   11,755     9,249     9,239      (571)   10,574
Non-operating (expense)
 income.....................     (528)     (555)   (2,654)     (736)     (841)
                             --------  --------  --------  --------  --------
Earnings (loss) before
 income taxes...............   11,227     8,694     6,585    (1,307)    9,733
Income tax expense
 (benefit)..................      880     2,610     5,264      (118)    3,795
                             --------  --------  --------  --------  --------
Earnings (loss) from:
 Continuing operations......   10,347     6,084     1,321    (1,189)    5,938
 Discontinued operations....   (2,116)   (4,064)       --        --        --
                             --------  --------  --------  --------  --------
Net earnings (loss).........    8,231     2,020     1,321    (1,189)    5,938
Dividends on preferred
 shares(2)..................    1,063     1,000       881       458       194
                             --------  --------  --------  --------  --------
Net earnings (loss)
 available for common
 shares..................... $  7,168  $  1,020  $    440  $ (1,647) $  5,744
                             ========  ========  ========  ========  ========
Per Common Share Data:
Basic net earnings (loss):
 Continuing operations...... $   1.42  $   0.76  $   0.05  $  (0.20) $   0.48
 Discontinued operations....    (0.33)    (0.61)       --        --        --
                             --------  --------  --------  --------  --------
   Total.................... $   1.09  $   0.15  $   0.05  $  (0.20) $   0.48
                             ========  ========  ========  ========  ========
 Diluted net earnings
  (loss).................... $   0.94  $   0.15  $   0.05  $  (0.20) $   0.46
                             ========  ========  ========  ========  ========
Cash dividends per share.... $  0.115  $   0.12  $   0.12  $   0.06  $   0.06
Weighted average common
 shares outstanding:
 Basic......................    6,549     6,701     9,601     8,211    11,905
 Diluted....................    7,785     8,032    10,662     8,211    12,433


Other Data:
EBITDA(3)................... $ 13,998  $ 12,869  $ 31,802  $ 11,988  $ 18,638
Depreciation and
 amortization...............    2,343     3,390     9,441     3,189     5,432
Capital expenditures........    3,133     4,032     3,861     1,407     6,797
Backlog.....................  130,151   133,880   252,888   267,110   295,861

                                                          Six Months Ended
                                                            June 30, 2001
                                          December 31, -----------------------
                                              2000      Actual  As Adjusted(5)
                                          ------------ -------- --------------
                                                 (dollars in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable
 securities..............................   $ 16,621   $  5,330    $ 52,074
Working capital..........................     37,552     41,670      92,214
Total assets.............................    214,254    208,462     255,206
Total debt(4)............................     49,444     43,299      23,208
Shareholders' equity.....................     65,818     74,680     141,515

(1) Reflects $2,200,000 in the year ended December 31, 1998 of litigation settlement income, and $11,495,000, $8,943,000 and $1,318,000, respectively, in the year ended December 31, 2000 and the six months ended July 1, 2000 and June 30, 2001 for the write-off of purchased in-process research and development and EDO-AIL merger related costs.
(2) ESOP Convertible Cumulative Preferred Shares, Series A.
(3) EBITDA consists of earnings before interest, taxes, depreciation and amortization, excluding the write-off of purchased in-process research and development, merger-related costs and non-cash ESOP expense. Items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA is a measure commonly used by financial analysts and investors to evaluate the financial results of companies in our industry, and we believe it therefore provides useful information to investors. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDA is not a measure of financial performance determined in accordance with generally accepted accounting principles and is susceptible to varying calculations, EBITDA as presented may not be comparable to similarly titled measures of other companies.
(4) Includes ESOT loan obligation, note payable and current portion of long-term debt.
(5) Adjusted to reflect the sale by us of 3,041,100 shares of common stock in this offering and the application of the estimated net proceeds as described in "Use of Proceeds."

                                  RISK FACTORS

   You should carefully consider the risks described below together with all of the other information included or incorporated by reference in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed, the trading price of our common shares could decline and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

Reductions in government spending may adversely affect our results of operations.

   A reduction in purchases of our products by domestic and foreign government agencies may have a material adverse effect on our business because a significant portion of our net sales are derived from contracts directly or indirectly with these government agencies. In the years ended December 31, 1998, 1999 and 2000, we derived about 50%, 48% and 63%, respectively, of net sales from direct and indirect contracts with the U.S. Government and derived about 32%, 34% and 18%, respectively, of net sales from export sales to foreign governments. We anticipate that the proportion of our sales derived from contracts with the U.S. and foreign governments during 2001 will more closely resemble our mix of business in 2000 than the prior years. The development of our business will depend upon the continued willingness of the U.S. and foreign governments to commit sufficient resources to existing and new defense programs and, in particular, to continue to purchase our products and services. Although defense spending in the U.S. has recently increased, further increases may not continue and any proposed budget or supplemental budget request may not be approved. In addition, the DoD may not continue to focus its spending on technologies that we incorporate in our products.

The U.S. Government may terminate or modify our existing contracts or its contracts with the prime contractors for which we are a subcontractor, which could adversely affect our revenue.

   A significant portion of our revenues are derived from U.S. Government contracts, directly or indirectly. There are inherent risks in contracting with the U.S. Government, including risks peculiar to the defense industry, which could have a material adverse effect on our business, financial condition or results of operations. Laws and regulations permit the U.S. Government to:

  . terminate contracts for its convenience;

  . reduce or modify contracts or subcontracts if its requirements or budgetary constraints change;

  . cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

  . adjust contract costs and fees on the basis of audits done by its agencies; and

  . control or prohibit the export of our products.

   If the U.S. Government terminates our contracts for convenience, we may only recover our costs incurred or committed for settlement expenses and profit on work completed prior to the termination. Additionally, most of our backlog could be adversely affected by any modification or termination of contracts with the U.S. Government or contracts the prime contractors have with the U.S. Government. The U.S. Government regularly reviews our costs and performance on its contracts, as well as our accounting and general business practices. The U.S. Government may reduce the reimbursement for our fees and contract-related costs as a result of such an audit.

Our business is subject to various laws and regulations that are more restrictive because we are a contractor and subcontractor to the U.S. Government.

   As a contractor and subcontractor to the U.S. Government, we are subject to various laws and regulations that are more restrictive than those applicable to non-government contractors. We are required to obtain and maintain material governmental authorizations and approvals to run our business as it is currently conducted. Examples of the approvals we need include a license to operate an FAA repair station and U.S. State Department approval of our foreign exports. New or more stringent laws or government regulations, if adopted and enacted, could have a material adverse effect on our business. Responding to governmental audits, inquiries or investigations may involve significant expense and divert management attention. Also, an adverse finding in any such audit, inquiry or investigation could involve fines, injunctions or other sanctions.

If we fail to win competitively awarded contracts in the future, we may experience a reduction in our sales, which could negatively affect our profitability.

   We obtain many of our U.S. Government contracts through a competitive bidding process. We cannot assure you that we will continue to win competitively awarded contracts or that awarded contracts will generate sales sufficient to result in our profitability. We are also subject to risks associated with the following:

  . the frequent need to bid on programs in advance of the completion of their design (which may result in unforeseen technological difficulties and cost overruns);

  . the substantial time and effort, including the relatively unproductive design and development required to prepare bids and proposals, spent for competitively awarded contracts that may not be awarded to us;

  . design complexity and rapid technological obsolescence; and

  . the constant need for design improvement.

   Our government contracts may be subject to protest or challenge by unsuccessful bidders or to termination, reduction or modification in the event of changes in government requirements, reductions in federal spending or other factors. In addition, failure to obtain a renewal or follow-on contract with respect to any significant contract or a number of lesser contracts with the U.S. Government or foreign governments would result in a loss of revenues. If revenues from the award of new contracts fail to offset this loss, it could have a material adverse effect on our results of operations and financial position.

A large majority of our contracts are fixed-price, and we may face increased risks of cost overruns or losses on our contracts.

   The majority of our government contracts and subcontracts are firm, fixed-price contracts providing for a predetermined fixed price for the products we make regardless of the costs we incur. At times, we must therefore make pricing commitments to our customers based on our expectation that we will achieve more cost-effective product designs and automate more of our manufacturing operations. The manufacture of our products requires a complex integration of demanding processes involving unique technical skill sets. In addition, the expense of producing products can rise due to increased costs of materials, components, labor, capital equipment or other factors. As a result, we face risks of cost overruns or order cancellations if we fail to achieve forecasted product design and manufacturing efficiencies or if products cost more to produce than expected.

We may be required to reduce our profit margins on contracts on which we use the percentage-of-completion accounting method.

   We record sales and profits on substantially all of our contracts using percentage-of-completion methods of accounting. As a result, revisions made to our estimates of sales and profits are recorded in the period in which the conditions that require such revisions become known and can be estimated. Although we believe that our profit margins are fairly stated and that adequate provisions for losses for our fixed price contracts are recorded in our financial statements, as required under U.S. generally accepted accounting principles, we cannot assure you that our contract profit margins will not decrease or our loss provisions will not increase materially in the future.

Our products and systems may be rendered obsolete by our inability to adapt to technological change.

   The rapid change of technology continually affects our product applications and may directly impact the performance of our products. For our electronic warfare products, we are required to improve reliability and maintainability, extend frequency ranges and provide advanced jamming techniques. We can give you no assurances that we will successfully maintain or improve the effectiveness of our existing products, nor can we assure you that we will successfully identify new opportunities and continue to have the needed financial resources to develop new products in a timely or cost-effective manner. In addition, products manufactured by others may render our products and systems obsolete or non-competitive. If any of these events occur, our results of operations may be adversely affected.

The unsuccessful integration of a business or business segment we acquire could have a material adverse effect on our operating results.

   One of our key operating strategies is to pursue selective acquisitions. We review and actively pursue possible acquisitions on a continuous basis. We do not currently have any commitments, agreements or understandings to acquire any specific businesses or other material assets. We may not be able to identify acquisitions at prices attractive to us or on terms that are otherwise satisfactory to us. Our acquisition strategy may require additional debt or equity financing, resulting in additional leverage or dilution of ownership. We may not be able to finance acquisitions on terms that are satisfactory to us. We cannot assure you that any future acquisition will be consummated, or that if consummated, we will be able to integrate such acquisition successfully without a material adverse effect on our financial condition or results of operations. Moreover, any acquisition could involve other risks, including:

  . diversion of management's attention from existing operations;

  . potential loss of key employees or customers of acquired companies; and

  . exposure to unforeseen liabilities of acquired companies.

We may be required to defend lawsuits or pay damages in connection with the alleged or actual harm caused by our products.

   We face an inherent business risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in unintended harm to others or to property. Although we maintain general liability and product liability insurance, we may incur significant liability if product liability lawsuits against us are successful. We cannot assure you that such coverage will be adequate to cover all claims that may arise or that it will continue to be available to us on acceptable terms.

We may incur substantial environmental liability arising from our activities involving the use of hazardous materials.

   Our business is subject to certain federal, state, local and foreign laws, regulations and ordinances governing the use, manufacture, storage, handling and disposal of hazardous materials and certain waste products. From time to time, our operations have resulted or may result in noncompliance with environmental laws or liability for the costs of investigating and cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous materials. In addition, we have been identified as a potentially responsible party pursuant to the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or corresponding state environmental laws, for the cleanup of contamination resulting from past disposals of hazardous materials at certain sites where we, with others, sent waste in the past. We became a party to a consent decree as a result of our potential responsibility for contamination caused by the disposal of hazardous materials. See "Business--Legal Proceedings." We cannot assure you that such matters, or any similar liabilities that arise in the future, will not exceed our resources, nor can we completely eliminate the risk of accidental contamination or injury from these materials.

Political and economic instability in foreign markets may have a material adverse effect on our operating results.

   Foreign sales represented about 18% of our total sales in 2000, and we intend to increase the amount of foreign sales we make in the future. Foreign sales are subject to numerous risks, including political and economic instability in foreign markets, restrictive trade policies of foreign governments, economic conditions in local markets, inconsistent product regulation by foreign agencies or governments, the imposition of product tariffs and the burdens of complying with a wide variety of international and U.S. export laws and differing regulatory requirements. If we fail to increase our foreign sales it could have a material adverse effect on our results of operations.

Terrorist attacks may have an adverse effect on our business in the future.

   Following the September 11, 2001 terrorist attack, we have experienced no material adverse effect on our business. However, we are unable to predict with certainty any future adverse impact from these types of attacks or related outbreaks of hostilities.

Concentration of voting power and certain provisions in our charter documents could make a merger, tender offer or proxy contest difficult and may adversely affect the price of our common shares.

   At June 30, 2001, the EDO Employee Stock Ownership Trust, or ESOT, owned 6,140,994 common shares (or 41% of the outstanding common shares), of which 1,458,900 are being sold in this offering. The EDO ESOP will control 26% of the voting power of our capital stock after this offering, assuming the underwriters do not exercise their over-allotment option. The trustee of the plan follows its obligations under the trust agreement and its fiduciary duties when voting allocated shares under the plan. The procedure the trustee generally follows is to receive direction from each of the plan participants with respect to each of his or her allocated shares, and then to vote all shares in accordance with the direction received. The market may perceive that the concentration of voting power in the hands of a single employee stock ownership plan creates a potential barrier against another party acquiring us. This perception could result in lower market prices for our common shares.

   In addition, our Certificate of Incorporation and By-Laws provide for a classified board of directors and restrict the ability of shareholders to call special meetings. These provisions could delay or impede the removal of incumbent directors and could make it more difficult to effect a merger, tender offer or proxy contest, even if such events might be favorable to our shareholders. Moreover, certain agreements to which we are a party, including loan and executive officer agreements, contain provisions that impose increased costs in the event of a change of control.

If we are unable to protect our intellectual property rights adequately, the value of our commercial products could be diminished.

   The value of our commercial products is increased, in part, by obtaining, maintaining and enforcing our patents and other proprietary rights. While we take precautionary steps to protect our technological advantages and intellectual property and rely in part on patent, trademark, trade secret and copyright laws, we cannot assure you that the precautionary steps we have taken will completely protect our intellectual property rights. In the event a competitor successfully challenges our patents or licenses, we could incur substantial litigation costs that could have a material adverse effect on our operating results and financial condition.

RISKS RELATED TO THIS OFFERING

The price of our common shares may be volatile due to lower trading volume and lower public ownership.

   The market price of our common shares has been and may continue to be volatile. In particular, the volatility of our shares is influenced by lower trading volume and lower public ownership relative to other publicly held competitors. For example, our stock price has ranged from $7.19 per share to $28.75 per share for the twelve months ended September 30, 2001. Our average weekly trading volume for the twelve months ended September 30, 2001 was about 366,944 shares. Having a relatively high percentage of our shares owned by the EDO ESOP and long-term institutional holders means that our stock is relatively less liquid and thus more susceptible to large price fluctuations.

   The following factors, among others, may have a significant impact on the market price of our common shares:

  . the sale or attempted sale of a large amount of our common shares into the market;

  . announcements of technological innovations or new products by us or our competitors;

  . announcements of acquisitions by us or our competitors; and

  . publicity regarding actual or potential governmental contracts, or to products under development by us or our competitors.

You will suffer immediate and substantial dilution.

   The offering price per share will significantly exceed our current net tangible book value per share. Accordingly, you will suffer immediate and substantial dilution. The exercise of outstanding options to purchase our common shares will result in further dilution to new investors.

We will have broad discretion over use of proceeds.

   We intend to use the net proceeds from this offering to retire portions of our outstanding debt obligations, for potential acquisitions and for general corporate purposes. We intend to seek and investigate acquisition opportunities actively as they become available. Future events, including changes in competitive conditions, our ability to identify appropriate acquisition candidates, the availability of other financing and funds generated from operations and the status of our business from time to time, may make changes in the allocation of the net proceeds of this offering necessary or desirable.

After this offering if there are sales of a substantial number of our common shares in the public market, the market price of our common shares may fall.

   Upon completion of this offering, we will have 17,877,394 common shares outstanding (based upon shares outstanding as of June 30, 2001) or 18,552,394 if the underwriters exercise their over-allotment option in full. All of these shares, including the 4,500,000 shares offered hereby (or 5,175,000 shares if the underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act.

   The selling shareholder, together with our executive officers and directors, who together hold 7,357,580 common shares (all of which are eligible for sale under Rule 144 on the date of this offering), will enter into lock-up agreements with the underwriters pursuant to which the holders will agree not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, directly or indirectly, any of their common shares, or any shares that they may acquire through the exercise of stock options or warrants, for a period of 90 days beginning on the date of this offering, without the prior written consent of First Union Securities, Inc. on behalf of each of the underwriters. Among other exceptions, these lock-ups do not apply to common shares allocated to our executive officers in their ESOP accounts, or shares in the process of being distributed to plan participants. In addition, these lock-ups do not apply to shares to be transferred by the selling shareholder in the ordinary course of business to satisfy future requests for distributions or diversifications by retiring or retired participants, or as otherwise required by ERISA or the Internal Revenue Code. See "Underwriting."

   As of June 30, 2001, options to purchase a total of 850,720 common shares were outstanding under our stock option plans, of which options for a total of 438,352 shares were then exercisable. Of the total options exercisable, options for 229,631 shares were held by executive officers and directors subject to the lock-up agreements described above.

                                USE OF PROCEEDS

   We expect to receive net proceeds of about $66.8 million from the sale of the 3,041,100 common shares offered by us in this offering, or about $81.8 million from the sale of the 3,716,100 common shares if the underwriters exercise their over-allotment option in its entirety, at a public offering price of $23.50 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

   We will not receive any proceeds from the sale of the 1,458,900 common shares by the selling shareholder.

   We intend to use our net proceeds to retire portions of our outstanding debt obligations, for potential acquisitions and for general corporate purposes. We intend to repay all of our outstanding term loans, or about $20.1 million, which as of June 30, 2001 had an interest rate of 5.71%, and under the terms of our credit facility would mature in 2005. Pending the uses listed above, we intend to invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON SHARES

   Our common shares are listed on the New York Stock Exchange under the symbol "EDO." The following table sets forth the high and low sale prices of our common shares rounded to the nearest penny for the periods indicated.

                                                                   High   Low
                                                                  ------ ------
Fiscal 1999
  First Quarter.................................................. $ 8.69 $ 6.44
  Second Quarter.................................................   7.56   6.13
  Third Quarter..................................................   9.38   5.75
  Fourth Quarter.................................................   6.19   5.13

Fiscal 2000
  First Quarter.................................................. $ 6.94 $ 5.75
  Second Quarter.................................................   7.00   5.63
  Third Quarter..................................................   9.13   5.75
  Fourth Quarter.................................................  10.44   7.31

Fiscal 2001
  First Quarter.................................................. $15.10 $ 7.19
  Second Quarter.................................................  22.95  12.75
  Third Quarter..................................................  28.75  14.90
  Fourth Quarter (through October 25, 2001)......................  31.90  22.80

   On October 25, 2001, the last reported sale price of our common shares on the New York Stock Exchange was $26.59 per share. There were about 2,271 record holders and about 2,531 beneficial holders, excluding participants in the EDO ESOP, of our common shares as of October 19, 2001.

                                DIVIDEND POLICY

   In each of the years ended December 31, 1998, 1999 and 2000, we declared and paid cash dividends on our common shares. We have paid a quarterly cash dividend on our common shares at an annual rate of $0.12 per share since the second quarter of 1998. Although we have no current intention of changing our dividend policy, our board of directors periodically reviews our dividend policy and may change it in the future in accordance with our capital needs.

   On March 8, 2001, all of our preferred shares were converted to approximately 1.1 million common shares. Accordingly, no preferred dividends were paid after March 8, 2001, nor will preferred dividends be paid for these shares in future quarters.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 2001:

  . on an actual basis; and

  . on an adjusted basis to give effect to the sale of 3,041,100 shares of common shares offered by us in this offering at a price of $23.50 per share (after deducting estimated underwriting discounts and commissions and estimated offering expenses) and the application of the net proceeds.

You should read the information below together with our consolidated financial statements and related notes appearing at the end of the financial statements included in this prospectus.

                                                         As of June 30, 2001
                                                         ---------------------
                                                          Actual   As Adjusted
                                                         --------  -----------
                                                             (dollars in
                                                              thousands)
Cash, cash equivalents and marketable securities........ $  5,330   $ 52,074
                                                         ========   ========

Total debt (includes ESOT loan obligation, note payable
 and current portion of long-term debt)................. $ 43,299   $ 23,208
                                                         --------   --------

Shareholders' equity:
Preferred shares, $1 par value, 500,000 shares
 authorized; none issued(1).............................       --         --
Common shares, $1 par value; 25,000,000 shares
 authorized; 16,074,377 shares issued, actual;
 19,115,477 shares issued, as adjusted..................   16,074     19,115
Additional paid-in capital..............................   56,980    120,774
Retained earnings.......................................   39,661     39,661
Treasury shares at cost (1,238,083 shares)..............  (16,733)   (16,733)
ESOT loan obligation....................................   (4,891)    (4,891)
Unearned ESOP shares....................................  (15,116)   (15,116)
Deferred compensation under Long-Term Incentive Plan....     (450)      (450)
Management group receivable.............................     (845)      (845)
                                                         --------   --------
    Total shareholders' equity..........................   74,680    141,515
                                                         --------   --------
    Total capitalization................................ $117,979   $164,723
                                                         ========   ========

--------
(1) Reflects the conversion of 49,229 shares of preferred stock held by the EDO Employee Stock Ownership Trust into 1,067,281 shares of common shares on March 8, 2001.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated statement of earnings data set forth below for the fiscal years ended December 31, 1998, 1999 and 2000 as well as the selected consolidated balance sheet data set forth below as of December 31, 1999 and 2000 are derived from our audited consolidated financial statements, which are included in, and incorporated by reference into, this prospectus. The selected consolidated statement of earnings data set forth below for the fiscal years ended December 31, 1996 and 1997 as well as the selected consolidated balance sheet data set forth below as of December 31, 1996, 1997 and 1998 are derived from our audited consolidated financial statements, which are not included in this prospectus. The statement of earnings data for the years ended December 31, 1996, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1996, 1997, 1998 and 1999, are derived from the consolidated financial statements that have been audited by KPMG LLP, independent auditors. The statement of earnings data for the year ended December 31, 2000 and the balance sheet data as of December 31, 2000 are derived from the consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors. The unaudited statement of earnings data for the six months ended July 1, 2000 and June 30, 2001 are derived from the consolidated financial statements incorporated by reference in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results for such periods. The operating results for the six months ended June 30, 2001 are not necessarily indicative of the results to be expected for any other interim period or any future fiscal year. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes for the fiscal year ended December 31, 2000 which are included in this prospectus.

                                 Years Ended December 31,              Six Months Ended
                         --------------------------------------------  -----------------
                                                                       July 1,  June 30,
                          1996     1997     1998     1999      2000     2000      2001
                         -------  -------  -------  -------  --------  -------  --------
                                        (audited)                         (unaudited)
                               (dollars in thousands, except per share data)
Statement of Earnings
 Data:
Net sales............... $68,716  $73,708  $81,403  $97,936  $206,822  $85,595  $126,927
Costs and expenses:
 Cost of sales..........  51,603   58,142   57,817   72,337   151,512   65,078    94,768
 Selling, general and
  administrative........   8,649    8,809   11,649   13,602    29,205   10,009    16,285
 Research and
  development...........     844    1,688    2,382    2,748     5,371    2,136     3,982
 Non-recurring (income)
  expenses(1)...........  (7,120)  (2,900)  (2,200)      --    11,495    8,943     1,318
                         -------  -------  -------  -------  --------  -------  --------
   Total................  53,976   65,739   69,648   88,687   197,583   86,166   116,353
                         -------  -------  -------  -------  --------  -------  --------
Operating earnings
 (loss).................  14,740    7,969   11,755    9,249     9,239     (571)   10,574
Non-operating (expense)
 income
Interest, net...........    (766)    (459)    (428)    (785)   (2,438)    (764)   (1,040)
Other, net..............     (66)     (50)    (100)     230      (216)      28       199
                         -------  -------  -------  -------  --------  -------  --------
   Total................    (832)    (509)    (528)    (555)   (2,654)    (736)     (841)
                         -------  -------  -------  -------  --------  -------  --------
Earnings (loss) before
 income taxes...........  13,908    7,460   11,227    8,694     6,585   (1,307)    9,733
Income tax expense
 (benefit)..............      --       --      880    2,610     5,264     (118)    3,795
                         -------  -------  -------  -------  --------  -------  --------
Earnings (loss) from:
 Continuing
  operations............  13,908    7,460   10,347    6,084     1,321   (1,189)    5,938
 Discontinued
  operations............  (9,477)    (433)  (2,116)  (4,064)       --       --        --
                         -------  -------  -------  -------  --------  -------  --------
Net earnings (loss).....   4,431    7,027    8,231    2,020     1,321   (1,189)    5,938
Dividends on preferred
 shares(2)..............   1,179    1,127    1,063    1,000       881      458       194
                         -------  -------  -------  -------  --------  -------  --------
Net earnings (loss)
 available for common
 shares................. $ 3,252  $ 5,900  $ 7,168  $ 1,020  $    440  $(1,647) $  5,744
                         =======  =======  =======  =======  ========  =======  ========

                                  Years Ended December 31,               Six Months Ended
                         ----------------------------------------------- ------------------
                                                                         July 1,   June 30,
                          1996      1997      1998      1999      2000     2000      2001
                         -------  --------  --------  --------  -------- --------  --------
                                          (audited)                         (unaudited)
                                 (dollars in thousands, except per share data)
Per Common Share Data:
Basic net earnings
 (loss):
 Continuing
  operations............ $  2.13  $   1.01  $   1.42  $   0.76  $   0.05 $  (0.20) $   0.48
 Discontinued
  operations............   (1.59)    (0.07)    (0.33)    (0.61)       --       --        --
                         -------  --------  --------  --------  -------- --------  --------
   Total................ $  0.54  $   0.94  $   1.09  $   0.15  $   0.05 $  (0.20) $   0.48
                         =======  ========  ========  ========  ======== ========  ========
Diluted net earnings
 (loss):................ $  0.46  $   0.81  $   0.94  $   0.15  $   0.05 $  (0.20) $   0.46
                         =======  ========  ========  ========  ======== ========  ========
Cash dividends per
 share.................. $    --  $   0.10  $  0.115  $   0.12  $   0.12 $   0.06  $   0.06
Weighted average common
 shares outstanding:
 Basic..................   5,975     6,261     6,549     6,701     9,601    8,211    11,905
 Diluted................   7,140     7,395     7,785     8,032    10,662    8,211    12,433

Other Data:
EBITDA(3)............... $18,252  $ 11,603  $ 13,998  $ 12,869  $ 31,802 $ 11,988  $ 18,638
Depreciation and
 amortization...........   3,578     3,684     2,343     3,390     9,441    3,189     5,432
Capital expenditures....     903     1,903     3,133     4,032     3,861    1,407     6,797
Backlog.................  77,296    93,028   130,151   133,880   252,888  267,110   295,861

Consolidated Balance
 Sheet Data:
Cash, cash equivalents
 and marketable
 securities............. $20,890  $ 34,467  $ 33,510  $ 29,642  $ 16,621 $ 16,966  $  5,330
Working capital.........  26,671    31,599    32,674    35,110    37,552   51,547    41,670
Total assets............  90,801   107,556   124,630   124,491   214,254  218,829   208,462
Total debt(4)...........  40,993    39,685    43,732    36,483    49,444   60,306    43,299
Shareholders' equity....  19,823    28,135    38,051    40,241    65,818   61,316    74,680

--------
(1) Reflects $7,120,000 in the year ended December 31, 1996 of post-retirement health care curtailment gain, $2,900,000 and $2,200,000, respectively, in the years ended December 31, 1997 and 1998 of litigation settlement income, and $11,495,000, $8,943,000 and $1,318,000, respectively, in the year ended
    December 31, 2000 and the six months ended July 1, 2000 and June 30, 2001 for the write-off of purchased in-process research and development and EDO-AIL merger related costs.
(2) ESOP Convertible Cumulative Preferred Shares, Series A.
(3) EBITDA consists of earnings from continuing operations before interest, taxes, depreciation and amortization, excluding the write-off of purchased in-process research and development, merger-related costs and non-cash ESOP expense. Items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA is a measure commonly used by financial analysts and investors to evaluate the financial results of companies in our industry, and we believe it therefore provides useful information to investors. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDA is not a measure of financial performance determined in accordance with generally accepted accounting principles and is susceptible to varying calculations, EBITDA as presented may not be comparable to similarly titled measures of other companies.
(4) Includes ESOT loan obligation, note payable and current portion of long-term debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The results described below are not necessarily indicative of the results to be expected in any future period. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and assumptions. As a result of many factors including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

   We are a leading supplier of sophisticated, highly engineered products and systems for defense, aerospace and industrial applications. We believe our advanced electronic, electromechanical systems, information systems and engineered materials are mission-critical, standard equipment on a wide range of military aircraft. We have three reporting segments: Defense, Communications and Space Products and Engineered Materials, which represented 71%, 12% and 17%, respectively, of our net sales for the year ended December 31, 2000.

   Our Defense segment provides integrated defense systems and components including electronic warfare systems, subsystems and test equipment, aircraft stores suspension and release systems, airborne mine countermeasure systems, integrated combat systems and undersea warfare sonar systems for military forces and governments worldwide. Our Communications and Space Products segment supplies antenna products and space sensor communications products for the remote sensing, communication and navigation industries. Our Engineered Materials segment supplies electro-ceramic products and advanced fiber composite and structural products for the communication, navigation, chemical, petrochemical, paper and oil industries for the commercial infrastructure and military markets.

   Historically, in connection with our customary analysis of our long-term, fixed-price contracts, for which we recognize revenue based on the relationship of costs incurred to total projected final costs, we have recognized proportionally more revenue in our fourth quarter than we have in each of the first three quarters of the year.

   In January 2000, we sold our satellite orientation sensor products business, Barnes Engineering Company. Accordingly, our consolidated financial statements treat the satellite products business as a discontinued operation. Revenues, costs and expenses, assets and liabilities, cash flows and backlog associated with the satellite products business have been excluded from the respective captions in the consolidated financial statements and discussion below.

Merger with AIL Technologies, Inc.

   On April 28, 2000, our wholly-owned subsidiary merged with AIL Technologies Inc., referred to as AIL. This merger, referred to as the EDO-AIL merger, was accounted for as a purchase and is included in our results of operations from that date. The results of operations for the periods presented are materially affected by the timing of the EDO-AIL merger.

   Under the merger agreement and share purchase agreements with certain AIL shareholders, all of the outstanding shares of common stock and preferred stock of AIL were exchanged for 6,553,194 newly-issued EDO common shares valued at $39.4 million. In addition, the AIL stockholders received a cash payment totaling $13.3 million. The merged company also assumed AIL debt of $29.7 million. Of the newly-issued shares, 5.3 million were held in trust by AIL's Employee Stock Ownership Plan, referred to as the AIL ESOP.

   As of the closing of the EDO-AIL merger, the AIL ESOP was our largest shareholder holding about 39% of our outstanding common shares. As of January 1, 2001, the AIL ESOP and the existing EDO ESOP were merged into a single plan. As of March 8, 2001, the existing preferred shares in the EDO ESOP were converted into about 1.1 million common shares. As of June 30, 2001, the merged ESOP held about 42% of our outstanding common shares.

Acquisition History

   In November 1999, we acquired the outstanding stock of M. Technologies Inc., an integrator of aircraft weapons and avionics systems, for $3 million in cash paid at closing and $1.5 million to be paid in equal annual installments over three years. The first payment of $0.5 million was made in November 2000.

   In December 1998, we acquired all of the outstanding stock of Specialty Plastics, Inc., a manufacturer and installer of lightweight fiber composite pipe, for a $5.5 million note which was paid in January 1999.

   In December 1998, we acquired substantially all of the assets of Zenix Products Inc., a manufacturer of ferrite and dielectric ceramics, for $0.7 million in cash plus a royalty of 5% of future sales up to a maximum of $1.2 million.

   In July 1998, we acquired for $4.2 million in cash, substantially all of the assets of the Technology Services Group of Global Associates, Ltd., a technical services provider to various agencies of the DoD.

   All of these acquisitions have been accounted for as purchase business combinations and are included in our results of operations from their respective acquisition dates. The results of operations for the periods presented are not materially affected by the timing of these acquisitions.

Recent Developments

   We plan to report our financial results for the quarter ended September 29, 2001 on or about October 31, 2001. In advance of that report and in anticipation of this offering, on October 22, 2001, we announced that we expect earnings per diluted share for the quarter ended September 29, 2001 to be in the range of $0.28 to $0.30 and EBITDA for the same period to be approximately $9.9 million. In addition, we stated that we expect revenues for the quarter ended September 29, 2001 to be approximately $60 million.

   On October 9, 2001, we acquired Dynamic Systems, Inc., a privately-held company based in Alexandria, Virginia. Dynamic Systems, which will become part of our Systems and Analysis Group, provides professional and information technology services primarily to the DoD and other government agencies. For the most recent twelve-month period, Dynamic Systems had revenue of approximately $17 million.

Results of Operations

Comparison of six months ended July 1, 2000 and June 30, 2001

   Net sales for the six months ended June 30, 2001 increased 48% when compared to the six months ended July 1, 2000. Net sales by segment, were as follows:

                                                       Six Months Ended Increase
                                                       ----------------   from
                                                       July 1, June 30,  prior
                                                        2000     2001    period
                                                       ------- -------- --------
                                                         (dollars in
                                                          thousands)
   Defense............................................ $61,426 $ 93,766   52.7%
   Communications and Space Products..................   7,624   15,063   97.6
   Engineered Materials...............................  16,545   18,098    9.4
                                                       ------- --------
     Total............................................ $85,595 $126,927   48.3%
                                                       ======= ========

   Net sales for the first six months of 2001 increased to $126.9 million from $85.6 million for the comparable period of 2000. This increase comprised sales growth of $32.3 million for the Defense segment, $7.4 million for the Communications and Space Products segment, and $1.6 million for the Engineered Materials segment. The sales growth for the first six months of 2001 over the first six months of 2000 attributable to the EDO-AIL merger was $28.5 million in the Defense segment and $7.4 million in the Communication and Space Products segment. Since the EDO-AIL merger was completed at the end of April 2000, the first six months of 2000 reflected two months of combined operations, while the first six months of

2001 reflected a full six months of combined operations. In addition, there were increases in sales of aircraft stores suspension and release equipment, integrated combat systems, electro-ceramic products and advanced fiber composite structural products in the first six months of 2001 compared to the first six months of 2000.

   Operating earnings in the first six months of 2001 (before considering one-time EDO-AIL merger-related costs of $1.3 million) increased to $11.9 million or 9.4% of net sales from $8.4 million or 9.8% of net sales for the comparable period of 2000. The increase in operating earnings was primarily attributable to the EDO-AIL merger, and the decrease as a percentage of net sales was due to losses in the Communications and Space Products segment. For the six months ended June 30, 2001, net earnings available for common shares increased to $5.7 million or $0.46 per diluted common share on 12.4 million diluted shares from a net loss of $1.6 million or $0.20 per diluted common share on 8.2 million diluted shares in the comparable period of 2000.

   Selling, general and administrative expenses in the first six months of 2001 increased to $16.3 million or 12.8% of net sales from $10.0 million or 11.7% of net sales for the comparable period of 2000. This increase was primarily attributable to the EDO-AIL merger and increased bid and proposal costs.

   Research and development expense in the first six months of 2001 increased to $3.9 million or 3.1% of net sales from $2.1 million or 2.5% of net sales for the same period of 2000. The increase was primarily attributable to expenditures in the Communications and Space Products segment, relating to fiber optics product development.

   Interest expense was $1.6 million for the first six months of 2001 and the comparable period of 2000.

   Income tax expense for the first six months of 2001 reflected our estimated effective rate of 39% for the year ending December 31, 2001. This compares to an income tax benefit at an effective rate of 9% for the first six months of 2000. The effective tax benefit of 9% for the first six months of 2000 was principally attributable to a write-off of $6.7 million of purchased in-process research and development and other expenses associated with the EDO-AIL merger that were not deductible for income tax purposes.

   Dividends on preferred shares in the first six months of 2001 decreased to $0.2 million compared to $0.5 million for the same period of 2000, due to the conversion of all outstanding preferred shares into 1,067,281 common shares on March 8, 2001. No preferred dividends were paid after March 8, 2001, nor will preferred dividends be paid for these shares in future quarters.

Comparison of Fiscal Year 1999 to 2000

   Net sales for the year ended December 31, 2000 increased 111% compared to the year ended December 31, 1999. Sales by segment, were as follows:

                                                                        Increase
                                                                          from
                                                                         prior
                                                        1999     2000     year
                                                       ------- -------- --------
                                                         (dollars in
                                                          thousands)
   Defense............................................ $66,381 $147,045  121.5%
   Communications and Space Products..................     --    25,026    --
   Engineered Materials...............................  31,555   34,751   10.1
                                                       ------- --------
     Total............................................ $97,936 $206,822  111.2%
                                                       ======= ========

   During 1999, we conducted our businesses in two segments: Defense and Aerospace Systems; and Engineered Materials.

   Net sales from continuing operations for the year ended December 31, 2000 increased to $206.8 million from $97.9 million for the year ended December 31, 1999. This increase comprised sales growth of $80.7 million for the Defense segment, $25.0 million for the Communications and Space Products segment, and $3.2 million for the Engineered Materials segment. The sales growth attributable to the EDO-AIL merger was $67.3 million in the Defense segment and $25.0 million in the Communications and Space Products segment. The sales growth attributable to the M. Technologies, Inc. acquisition was $5.4 million in the Defense segment. In addition, net sales increases were recorded in airborne mine countermeasure systems, aircraft stores suspension and release equipment, integrated combat systems, technology services, and electro-ceramic products.

   Operating earnings from continuing operations for the year ended December 31, 2000 (before considering one-time EDO-AIL merger related costs of $11.5 million) increased to $20.7 million or 10.0% of net sales from $9.2 million or 9.4% of net sales for the year ended December 31, 1999, of which $4.8 million resulted from the EDO-AIL merger. One-time costs related to the EDO-AIL merger included $6.7 million associated with the write-off of purchased in-process research and development and $4.8 million of other merger-related costs. Operating earnings in the Defense segment increased to $17.5 million in 2000 from $7.0 million in 1999. The growth is attributable to the EDO-AIL merger, $9.1 million, and increased earnings in airborne mine countermeasures systems. Operating loss in the Communications and Space Products segment was $11.5 million, all from the EDO-AIL merger, principally associated with research and development activity including the write off of in-process research and development described below. Operating earnings in the Engineered Materials segment increased to $3.3 million from $2.2 million in 1999 resulting from increased sales of electro-ceramics and advanced fiber composite structural products. For the year ended December 31, 2000, net earnings from continuing operations available for common shares decreased to $0.4 million or $0.05 per diluted common share from $5.1 million or $0.65 per diluted common share for the year ended December 31, 1999, reflecting the above changes and the differential in income taxes described below.

   Selling, general and administrative expenses for the year ended December 31, 2000 increased to $29.2 million or 14.1% of net sales from $13.6 million or 13.9% of net sales for the year ended December 31, 1999. The increase was attributable to the selling, general and administrative expenses of AIL.

   Research and development expenditures increased to $5.4 million, or 2.6% of net sales in 2000 from $2.7 million, or 2.8% of net sales in 1999. The increase was attributable to expenditures at AIL primarily associated with development of the Ku-Ku Band Down Converter discussed under "--In-Process Research and Development" below.

   Interest expense net of interest income increased to $2.4 million or 1.2% of net sales for the year ended December 31, 2000 from $0.8 million or 0.8% of net sales for the year ended December 31, 1999 principally due to the borrowings made under the credit facility of AIL in existence at the time of the EDO-AIL merger.

   The income tax provision for the year ended December 31, 2000 reflects our effective income tax rate of 79.9% compared to 30% for the year ended December 31, 1999. The increased effective income tax rate was principally due to the write-off of $6.7 million of purchased in-process research and development in the quarter ended July 1, 2000, which was not deductible for income tax purposes, and other non-deductible items associated with the EDO-AIL merger.

Comparison of Fiscal Year 1998 to 1999

   Net sales for the year ended December 31, 1999 increased 20.3% compared to sales for the year ended December 31, 1998. Net sales by segment were as follows:

                                                                        Increase
                                                                          from
                                                                         prior
                                                         1998    1999     year
                                                        ------- ------- --------
                                                          (dollars in
                                                          thousands)
   Defense and Aerospace Systems....................... $53,785 $66,381   23.4%
   Engineered Materials................................  27,618  31,555   14.3
                                                        ------- -------
     Total............................................. $81,403 $97,936   20.3%
                                                        ======= =======

   During 1999 and 1998, we conducted our businesses in two segments: Defense and Aerospace; and Engineered Materials.

   Net sales from continuing operations for the year ended December 31, 1999 increased to $97.9 million from $81.4 million for the year ended December 31, 1998. Sales in the Defense and Aerospace Systems segment increased 23% to $66.4 million due to increases in sales of aircraft stores suspension and release equipment; airborne mine countermeasures systems; integrated combat systems; and technology services and analysis. This increase was partially offset by lower sales of undersea warfare sonar. The increase in aircraft stores suspension and release equipment sales was partially due to sales of M. Technologies, Inc., which was acquired in November 1999. The increase in technology services and analysis sales was due to sales of EDO Technology Services and Analysis, which was acquired in July 1998. Sales in the Engineered Materials segment increased 14% to $31.6 million due to the acquisition of EDO Specialty Plastics in December 1998. This increase was partially offset by lower sales of electro-ceramic products and fiber composite waste tanks due to reduced orders.

   Operating earnings for the year ended December 31, 1999 decreased to $9.2 million or 9.4% of net sales from $11.8 million or 14.4% of net sales in the year ended December 31, 1998, which included litigation settlement income of $2.2 million. Operating earnings in the Defense and Aerospace Systems segment for the year ended December 31, 1999 increased to $7.0 million from $6.0 million in the year ended December 31, 1998, due to the increased net sales noted above. Operating earnings in the Engineered Materials segment decreased to $2.2 million for the year ended December 31, 1999 from $3.6 million for the year ended December 31, 1998. Decreased operating earnings was primarily due to the decrease in sales of electro-ceramic products and advanced fiber composite structural products. For the year ended December 31, 1999, net earnings from continuing operations available for common shares decreased to $5.1 million or $0.76 per common share on 6.7 million shares from $9.3 million or $1.42 per common share on 6.5 million shares for the year ended December 31, 1998. For the year ended December 31, 1999, net earnings per common share from continuing operations decreased to $0.65 per diluted common share from $1.21 per diluted common share for the year ended December 31, 1998.

   Selling, general and administrative expenses for the year ended December 31, 1999 increased to $13.6 million or 13.9% of net sales from $11.6 million or 14.3% of net sales for the year ended December 31, 1998.

   Research and development for the year ended December 31, 1999 increased to $2.7 million or 2.8% of net sales from $2.4 million or 2.9% of net sales for the year ended December 31, 1998. This increase was consistent with our strategy of increased investment in product development. Customer-sponsored research and development decreased to $18.9 million for the year ended December 31, 1999 from $22.3 million for the year ended December 31, 1998. Customer-sponsored research and development was included in cost of sales and represents the engineering development portion of programs where new products are being developed or technologies were being advanced.

   Interest expense, net of interest income, increased to $0.8 million for the year ended December 31, 1999 from $0.4 million for the year ended December 31, 1998. This increase was principally due to lower interest income as a result of lower levels of average invested cash. Interest expense primarily represents the interest paid on the 7% Convertible Subordinated Debentures Due 2011.

   Income tax provision reflects our effective rate for the year ended December 31, 1999 of 30%, compared to 7.8% for the year ended December 31, 1998, as we fully recognized the benefit associated with its tax net operating loss carryforwards in the fourth quarter of 1998.

In-Process Research and Development

   The acquired in-process research and development, referred to as IPR&D, related to a project that had not reached technological feasibility and had no alternative future uses, and thus, the amounts allocated to such project were expensed as of the date of the EDO-AIL merger. This development project related to a generic satellite subsystem called a Ku-Ku Band Down Converter for the fixed satellite service market. The converter represented a single channel providing signal conversion from uplink frequencies in the 14GHz range to the downlink frequencies in the 12GHz range. At the time of the EDO-AIL merger, it was estimated that 90% of the development effort had been completed and the remaining development effort would take about six months to complete. This project is now completed, resulting in sales in 2001 of Ku-Ku Band Converters.

   During 2000 and the first six months of 2001, the efforts required to develop the in-process technology of this project into commercially viable products principally related to the completion of planning, designing, prototyping and testing functions that were necessary to establish that the down converter produced would meet its design specifications, including technical performance features and functional requirements. Future results will also be subject to uncertain market events and risks that are beyond our control, such as trends in technology, government regulations, market size and growth and product introduction by competitors.

Liquidity and Capital Resources

 Balance Sheet

   Our cash, cash equivalents and marketable securities decreased to $5.3 million at June 30, 2001 from $16.6 million at December 31, 2000. This decrease was due to $0.6 million used by operations, $6.8 million for purchases of capital equipment, $3.2 million for the repurchase of subordinated debentures, $1.9 million payment of long-term debt and $1.1 million for payment of common and preferred dividends. These decreases were partially offset by $2.4 million of proceeds from exercises of stock options.

   Accounts receivable increased to $75.3 million at June 30, 2001 from $69.0 million at December 31, 2000 primarily due to increases in billed receivables resulting from an increase in sales in the second quarter of 2001 compared to the fourth quarter of 2000.

   Inventories increased to $26.6 million at June 30, 2001 from $24.9 million at December 31, 2000 primarily due to increases in work-in-progress in the Communications and Space Products segment.

   The notes receivable of $3.5 million at June 30, 2001 (of which $0.4 million was in current assets) were comprised of the $1.2 million note related to the sale of property at Deer Park in June 2000 and $2.3 million in notes related to the sale of our former College Point facility in January 1996. The Deer Park facility note is due in monthly installments through July 2015 and bears interest at a rate of 7.5% per annum. The College Point notes are due in annual amounts through September 2004 with a final payment of $1.3 million due on December 31, 2004 and bear interest at 7.0% per annum. The latter notes receivable are secured by a mortgage on the facility.

 Financing Activities

   As of June 30, 2001 we had outstanding $22.3 million of 7% Convertible Subordinated Debentures due 2011. Commencing in 1996 and until retirement of these debentures, we are making annual sinking fund payments of $1.8 million, which are due each December 15. During the second quarter of 2001, we purchased $0.1 million face value of these debentures for $0.1 million. As of June 30, 2001, we had $3.9 million of these debentures in treasury to be used to satisfy our annual sinking fund requirements.

   We have an ESOT loan obligation with a balance at June 30, 2001 of $4.9 million at an interest rate of 82% of the prime lending rate. This obligation represents the borrowing by the EDO ESOT guaranteed by us. The EDO ESOT has serviced this obligation with the dividends received on our preferred shares and cash contributions from us. As described above under "--Merger with AIL Technologies, Inc.," as of January 1, 2001 the AIL ESOP and the existing EDO ESOP were merged into a single plan, and the preferred shares issued by us and held by the EDO ESOT were converted into 1,067,281 shares of our common shares effective March 8, 2001. As of June 30, 2001, the merged ESOT restructured its direct loan from us to extend the maturity date to December 31, 2017. As a result of the conversion of the preferred shares, debt service on the ESOP will be funded through dividends paid by us on our common shares and cash contributions from us. As part of this restructuring, the aforementioned EDO ESOT loan obligation of $4.9 million was paid in full on July 30, 2001.

   During the third quarter of 2000, we completed negotiations for a new $69 million long-term credit facility with a consortium of banks co-led by Mellon and EAB. The credit facility includes $19 million in five-year term debt, payable in quarterly installments of $950,000, and $50 million in revolving debt. Borrowings under the agreement bear interest based on LIBOR plus applicable margin of up to 2.00% depending on the consolidated leverage ratio as defined in the agreement. Borrowings are secured by our accounts receivable, inventories and property, plant and equipment. Proceeds from the term debt were used to repay existing term debt acquired in the EDO-AIL merger. The current portion of the term debt of $3.8 million at June 30, 2001 reflects the amounts due in the next twelve months. At June 30, 2001, we were in compliance with our debt covenants. At June 30, 2001, there were no borrowings under the revolving credit facility of $50.0 million and there were outstanding letters of credit of $18.8 million, leaving available borrowing capacity of $31.2 million.

   Capital expenditures in the first six months of 2001 increased to $6.8 million from $1.4 million for the same period of 2000. The increase was due primarily to expenditures at our owned 726,000 square foot facility located in Deer Park, NY, in anticipation of its potential sale and leaseback.

   We believe that we have adequate liquidity and sufficient capital to fund our currently anticipated requirements for working capital, capital expenditures, research and development expenditures and principal and interest payments.

 Backlog

   The backlog of unfilled orders at June 30, 2001 increased to $295.9 million from $267.1 million at July 1, 2000 and $252.9 million at December 31, 2000.

New Accounting Standards

 Accounting for Derivative Instruments and Hedging Activities

   Effective January 1, 2001, we adopted Statement of Financial Accounting Standards, or FASB, No. 133, "Accounting for Derivative Instruments and Hedging Activities" and Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment to FASB Statement No. 133." These statements require all derivatives to be recorded on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. The effect of the adoption of these statements on our financial position and results of operations was immaterial.

 Business Combinations and Goodwill and Other Intangible Assets

   In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. In addition, Statement 141 eliminates the pooling-of-interests method of accounting for business combinations.

   We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of Statement 142 is expected to result in a decrease in amortization expense in 2002 of approximately $0.7 million. In addition, goodwill recorded as a result of any acquisitions completed subsequent to the issuance of Statement 142 during 2001 would not be amortized. During 2002, we will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. We have not yet determined what the effect of these tests will be on our earnings and financial position.

                                    BUSINESS

Overview

   We are a leading supplier of sophisticated, highly engineered products and systems for defense, aerospace and industrial applications. Since our founding in 1925, we have developed core competencies in advanced electronics, electromechanical systems, information systems and engineered materials. We have established leading positions in a number of niche markets, employing proprietary technologies and capabilities. We believe our products and systems are mission-critical, standard equipment on a wide range of military aircraft, including the F-14, F-15, F-16, F/A-18, F-22, Tornado, F-2, EA-6B and B-1B. Our products and systems are also found on a variety of U.S. and foreign naval ships and submarines, commercial aircraft, and both military and commercial spacecraft.

   We are a prime contractor to the DoD and a first-tier supplier to major companies in the aerospace and defense industries, including BAE Systems, Boeing, Lockheed Martin, Northrop Grumman and Raytheon. Our customers also include over 20 foreign governments, including those of countries in Europe, South America and Asia. For the six months ended June 30, 2001, we had net sales of $126.9 million and EBITDA of $18.6 million. On June 30, 2001, our backlog of unfilled, firm customer orders, was $295.9 million, up from $252.9 million at December 31, 2000.

   On April 28, 2000, we completed the merger of our wholly-owned subsidiary with AIL. In the transaction each share of AIL common stock was exchanged for
1.3296 EDO common shares (equivalent to 6,553,194 EDO common shares valued at $39.4 million). In addition, AIL stockholders received a cash payment of $13.3 million. The merged company also assumed AIL debt of $29.7 million. AIL became our wholly-owned subsidiary effective upon the merger, and the transaction was intended to qualify as a tax-free reorganization. In addition to AIL, we have completed five other acquisitions since 1998.

   The principal systems and products in each of our business sectors are listed in the table below.


                              Communications & Space
          Defense                    Products            Engineered Materials
   71% of 2000 Net Sales      12% of 2000 Net Sales     17% of 2000 Net Sales
---------------------------  ------------------------ --------------------------
 . Electronic Warfare         . Antenna Products       . Electro-Ceramic
  Systems                                               Products
 . Aircraft Stores            . Space Sensor &         . Advanced Fiber Composite
  Suspension                   Communication Products   Structural Products
  & Release Equipment
 . Airborne Mine
  Countermeasure Systems
 . Integrated Combat Systems
 . Undersea Systems

Market Overview

 Defense Spending

   In fiscal year 1999, the U.S. defense budget increased after an extended real dollar decline in spending that had persisted since the mid-1980s. Further increases in spending followed in fiscal years 2000 and 2001. This increase in spending has been primarily driven by a need to upgrade and replace aging military systems and to invest in next-generation technology. The total defense budget (including Department of Energy and other defense-related activities) for fiscal year 2001 was $316.2 billion, including a $5.6 billion supplemental funding. The total defense budget for fiscal year 2002, if approved, would increase the defense budget to as much as $343.5 billion.

 Consolidation and Outsourcing

   The defense industry has undergone significant consolidation since the early 1990s. Merger and acquisition activity among the largest defense companies has resulted in the emergence of five major prime contractors active in U.S. markets: Boeing, General Dynamics Corporation, Lockheed Martin, Northrop Grumman and Raytheon. The consolidation trend continues among smaller industry participants, many of whom are seeking to improve efficiencies and expand capabilities and market penetration.

   We expect that a continued focus on efficiency and cost reduction will drive increased levels of outsourcing by prime contractors in the defense industry. As the prime contractors continue to evaluate their core competencies and competitive positions, focusing their resources on larger programs and platforms, we expect them to continue to exit non-strategic business areas and procure these needed subsystems and components on more favorable terms from their suppliers. We believe successful suppliers will be able to use their resources to complement and support, rather than compete with the prime contractors. We anticipate that the relationships between the prime contractors and their suppliers will continue to evolve, particularly with regard to specialized niches, in which a number of suppliers enjoy near sole-source status. This evolution is likely to involve established niche suppliers, like us, early in the process of developing future programs and system upgrades. We believe that early participation in the design and development of these programs will provide established niche suppliers with a competitive advantage in securing new business.

 Technology Advancement

   We believe that advances in military capabilities created by the introduction of new technologies, which have accelerated over the past decade, are likely to continue in the foreseeable future. For example, the Small Diameter Bomb, or SDB, initiative allows for a greater number of targeted weapons to be employed on each aircraft, significantly increasing mission effectiveness. Similarly, stealth technology allows aircraft to operate with a decreased chance of detection, increasing tactical capability and pilot safety. We believe suppliers with capabilities in these areas, such as us, are well positioned to benefit from the further development and introduction of precision guided munitions, stealth technology, electronic warfare and other technology-driven investments. This benefit should carry over to the modernization of existing platforms and systems, as well as for the development and production of new front line war fighting systems.

Competitive Strengths

 Extensive Experience and Leading Position in Core Markets

   Our research and development, production and operational experience has provided us with proprietary knowledge and capabilities in our niche markets. As a result, we believe that we have secured a leading position in our key niche markets and developed long-standing relationships as a supplier and strategic partner with many of our government and prime contractor customers. Our key niche markets include those for electronic countermeasure systems for aircraft, aircraft stores suspension and release units, airborne mine countermeasure systems and piezoelectric ceramics for underwater sensors. We face a limited number of competitors with similar capabilities in these niche markets. For example, on the basis of our established technical credentials and reputation as a leading provider of munitions suspension and release equipment, both competing teams selected us as the weapons bay integrator and supplier of weapons release units in the Joint Strike Fighter, or JSF, development program.

 Incumbent Supplier Status on Major Platforms

   We derive a significant portion of our revenue from our incumbent position on a wide range of military aircraft (such as the F-14, F-15, F-16, F/A-18, F-22, Tornado, F-2, EA-6B and B-1B), commercial aircraft, military and commercial spacecraft, naval ships and submarines. As of September 30, 2001, the estimated value (based on original contract prices) of our products installed and currently in use by customers, which we refer to as installed base, was about $7 billion. This installed base provides us with a sustained revenue stream, including development funding and revenue from production, provision of spare parts, repairs, field support and system upgrades. Our equipment is often viewed as mission-critical, standard equipment on these platforms, increasing our customer's support of and continued investment in this equipment. The up-front investment by our customers associated with these platforms is also significant, making it costly to replace suppliers and creating barriers to entry for potential competitors.

 Technological Leadership Supporting New Product Development

   We believe that we are a technological leader in our niche markets. Our goal is to use our technical expertise to develop new products and reduce our customers' program costs and risks, positioning us as a preferred supplier to our prime contractor customers. We benefit from significant levels of customer-funded research and development in support of new product and technology development. We believe that our early participation in the design and development of future programs and system upgrades will provide us with a competitive advantage in securing new business. In addition, we believe that our reputation as a technology leader has resulted in strategic alliances with some of our prime contractor customers aimed at developing technology for next-generation platforms. Recent new product development includes the following:

  . We were selected by both competing teams for the JSF program to be the weapons bay integrator and supplier of weapons release units for this next-generation aircraft.

  . We were selected by Raytheon and Lockheed Martin, two of the three teams who were competing for two contracts to be awarded for the SDB program development, to develop the stores suspension and release mechanisms. In September 2001, Lockheed Martin was selected to continue the development of the SDB.

  . We were selected in an international competition by a Pacific Rim country to provide an active and passive towed sonar system for operations close to shore against conventional submarines.

  . We are in final negotiations to team with a major systems prime contractor to develop next-generation electronic attack and support jamming systems for aircraft.

  . We developed a multiple weapons smart carriage system for new and existing F-16 and F/A-18 aircraft designed to support the increasing use of precision guided munitions.

  . We developed a system that permits clear communication of global positioning system, or GPS, navigation information for precision guided munitions, and manned or unmanned aircraft operating in hostile electromagnetic environments.

 Experienced Leadership Team

   Our leadership team of nine senior executives has an average of 34 years of experience in either or both of the military or aerospace and defense industries. They have developed strong customer relationships within the U.S. Government, many foreign governments, and with aerospace and defense prime contractors. These relationships play a significant role in the sale and marketing of our products by our management. Our management team also has successfully completed our merger with AIL and has integrated five acquisitions since 1998.

Business Strategy

   Our strategy is to strengthen our position as a leading supplier of mission-critical systems and products to the major prime contractors in the aerospace and defense industries, the U.S. Government and foreign customers. Our strategy includes the following elements:

 Leverage Technical Expertise and Incumbency Positions

   As a leader in our core niche markets, we intend to pursue new growth opportunities that enable us to employ our strong technical capabilities and diverse base of products. We intend to continue to leverage our incumbent position on key platforms and established track record in bidding for upgrades and next-generation platform development. Where possible, we intend to exploit our status as one of a limited number of suppliers in our niche markets to supply multiple bidders in competitions for new business, such as the JSF development program.

 Exploit Outsourcing Opportunities

   We intend to take advantage of a trend toward outsourcing by our customers. To the extent that prime contractors continue to focus on systems integration of major platforms, we anticipate that these companies will continue to turn to selected suppliers, like us, for key products and systems that they do not want to produce on their own. We intend to work closely with our customers, leveraging our core competencies to help them reduce development costs and associated risks, and improve system performance.

 Strengthen and Expand via Strategic Acquisitions

   We expect to enhance and strengthen our competitive position through the continued, disciplined pursuit of strategic acquisitions. In particular, we intend to pursue acquisitions which will complement our present technologies, resulting in our ability to offer a broader base of products and supporting our leadership position in our key niche markets. For example, our acquisition of
M. Technologies enabled us to combine our mechanical and electrical expertise, and to offer a complete subsystem for stores suspension and release. We also successfully completed our merger with AIL and integrated five other acquisitions since 1998. Based on our recent experience, we believe similar opportunities to improve our efficiency and competitive position can be achieved through additional acquisitions.

 Pursue Early Integration of Our Products

   We intend to actively participate at the early stages of our customers' program development, thereby increasing the likelihood of the early integration of our products and our long-term involvement in these programs. For example, our engineering teams gain unique insight into our customers' near-term and future needs through customer-sponsored symposiums and frequent technical interchange meetings.

 Penetrate New International Markets

   We intend to continue the expansion of our international business by marketing selected products and advanced technologies developed under our existing domestic contracts to our foreign customers. Several of our products and systems are well positioned to meet the needs of international customers. For example:

  . There are about 1,520 F-16 and about 389 F/A-18 aircraft owned by international customers. To the extent that a portion of this fleet is upgraded to accommodate precision guided munitions, we will market our bomb release units, the BRU-57 and BRU-55 Smart Rack, that are currently being sold to the U.S. Air Force and U.S. Navy.

  . A similar marketing opportunity exists for our OASIS mine countermeasure system. The U.S. Navy has recently notified us that they will award us the development contract for the OASIS system. The OASIS system has been designed to be compatible for use by foreign navies and will be significantly lighter than our existing MK-105 system, making it suitable for a broader range of customers.

  . We are currently under contract with a number of our foreign customers to sell commercial aviation and high performance military antennas that we originally developed for the U.S. market.

Our Business Segments

Defense

   Our Defense segment designs, develops and manufactures sophisticated electronic, mechanical, electro-mechanical, structural, pneumatic, hydrodynamic and aerodynamic systems for military use. Additionally, we provide logistics support for such products, including spare parts and repairs, hardware and software upgrades and modifications, training and technical services. The revenue from these support functions is a significant portion of our total sales.

   Our Defense segment accounted for 71% of consolidated net sales for 2000 and 74% of consolidated net sales for the first six months of 2001. The following table lists the primary sectors in our Defense segment in order of net sales, together with the principal products and programs in each sector.

                                      Primary                Selected
     Sector (Product/Program)        Customer        Application/Description
 -------------------------------- --------------- -----------------------------
 Electronic Warfare Systems
  AN/ALQ-161 Defensive Avionics   U.S. Air Force  Situational awareness and
  System                                          protection from radar-guided
                                                  and infrared guided missile
                                                  threats for the B1-B
                                                  aircraft.
  AN/ALQ-99 Universal Exciter     U.S. Navy       Provides the support jamming
                                                  techniques and modulations to
                                                  defeat threats to friendly
                                                  aircraft for the EA-6B
                                                  aircraft.
 Aircraft Stores Suspension &
 Release Equipment
  AVEL (Advanced Vertical Eject   Lockheed Martin Carries and ejects the AMRAAM
  Launcher)                                       from the F-22 weapons bay.
  BRU (Bomb Release Unit)         U.S. Air Force  Carries and ejects weapons
                                  U.S. Navy       from military aircraft,
                                  Lockheed Martin including the F-15, F-14,
                                  Boeing          Tornado and F-2.
                                  Sumitomo
  BRU Smart Rack                  U.S. Air Force  Enhances payload capability
                                  U.S. Navy       to carry multiple smart
                                                  weapons, as well as multiple
                                                  older and current generation
                                                  weapons for the F-16 and F/A-
                                                  18E/F.
 Airborne Mine Countermeasure
 Systems
  MK-105 Helicopter-Towed         U.S. Navy       Deployable fleet support
  Magnetic Minesweeping System    Japanese Navy   system which detonates sea
                                                  mines by emulating magnetic
                                                  and acoustic characteristics
                                                  of ships.
  OASIS (Organic Airborne/Surface U.S. Navy       Provides fleet-wide organic
  Influence Sweep)                                capability to detonate sea
                                                  mines by emulating magnetic
                                                  and acoustic characteristics
                                                  of ships.
  SWIMS (Shallow Water Influence  U.S. Navy       Helicopter-towed device that
  Mine Sweep)                                     detonates shallow water sea
                                                  mines by emulating magnetic
                                                  and acoustic characteristics
                                                  of ships.

                                                               Selected
    Sector (Product/Program)       Primary Customer     Application/Description
 ------------------------------- --------------------- ------------------------
 Integrated Combat Systems
  AMCM (Airborne Mine            U.S. Navy             Airborne mine warfare
  Countermeasures)                                     tactical data link.
  SSSB (Ship Shore Ship Buffer)  NATO Countries        Tactical data links and
                                                       land-based Command,
                                                       Control, Communications,
                                                       Computer and
                                                       Intelligence (C4I)
                                                       systems.
  Turnkey Combat System          Norwegian Coast Guard Provide turnkey
                                                       integrated combat
                                                       systems (radars, sonars,
                                                       communication,
                                                       navigation, etc.).
 Undersea Systems
  ALOFTS (Active Low Frequency   Pacific Rim country   Active/passive towed
  Towed Array Sonar)                                   sonar system for close-
                                                       to-shore operations
                                                       against conventional
                                                       submarines.
  Hull-Mounted Sonars, Model 997 Brazilian Navy        Medium frequency, hull-
                                                       mounted search sonar.

 Electronic Warfare Systems

   Our electronic warfare products include defensive electronic countermeasure systems for the U.S. Air Force and tactical support jamming exciter subsystems for the U.S. Navy. Electronic warfare products also include airborne, battlefield and ground surveillance radars and monolithic microwave integrated circuit (MMIC) receiver downconverters for the airborne and shipboard electronic support measures market.

   Our AN/ALQ-161 is the defensive avionics system that protects the U.S. Air Force B-1B bomber from radar guided and infrared guided missile threats. Designed in the early 1980's specifically for the B-1B aircraft, we delivered the AN/ALQ-161 system and spares to all 100 aircraft in the B-1B fleet. Sales on the B-1B program to date exceed $4 billion. Our current efforts consist of multiple contracts and task orders to provide logistic support and capability upgrades to the AN/ALQ-161 systems. For the year-to-date through July 31, 2001, awards on this program were over $19 million and included $9.5 million of repairs and spares, $4 million of sustaining engineering services and software modifications, and $5.5 million of redesign tasks to support spare parts manufacturing. The B-1B aircraft currently is expected by the DoD to be in operation through 2040.

   We were the original designer and integrator of the AN/ALQ-99 Tactical Support Jamming System for the EA-6B aircraft in the 1960s. We have been under contract for support and modifications for this aircraft's systems and subsystems since then. We are currently under contract with the U.S. Navy to upgrade the Universal Exciter on the EA-6B aircraft. The Universal Exciter is the electronics unit in the AN/ALQ-99 support jamming subsystem that provides the specific electronic jamming technique waveforms and modulations that defeat enemy air defense systems. In the 1980s, we produced and delivered 579 Universal Exciters to the U.S. Navy. Under the current upgrade program, we retrofit these units with modifications that improve reliability and maintainability, extend frequency range and provide advanced jamming techniques. As of July 31, 2001, we had delivered 293 Universal Exciter Upgrade units to the U.S. Navy. To date, the Universal Exciter Upgrade program has generated over $300 million in revenues. The 2001 awards include extending our current contract of 402 units by an additional 78 units, bringing the total quantity of production units contracted to 480 and extending the period of performance of the production contract through August 2003. In addition to the contract award for the additional 78 units, we received an $8.1 million award in March 2001 to provide subassembly spares. The EA-6B aircraft currently is expected by the DoD to be in operation through 2015.

   Net sales of electronic warfare products represented 23% of consolidated net sales in 2000 and 25% of consolidated net sales in the first six months of 2001.

 Aircraft Stores Suspension and Release Equipment

   Over the last two decades we have developed and manufactured BRUs for the F-15 aircraft ejection release units, referred to as ERUs, for the Tornado Multi-Role Combat Aircraft and jettison release mechanisms for the F-14 aircraft. In 2000, we continued production of F-15 BRUs for the U.S. Air Force and two international customers and provided spare parts support for Tornado ERUs. In addition, we completed the customer sponsored development of the AMRAAM launcher for the F-22 aircraft and are currently in production of the AMRAAM launcher. For the JSF program, we have been selected by both competing prime contractors, Lockheed Martin and Boeing, as the weapons bay integrator and supplier of weapons release units on this aircraft. On the Boeing team, we have also been awarded a contract to develop a mechanized structure for the JSF, specifically the swing arm system and the landing gear pod. In 2001, we secured a position on the Lockheed Martin team, which was one of the two teams selected for development of the SDB program. These programs, in concert with company sponsored research and development in pneumatic BRU technology, support our leadership position in this market.

   In 1999, we purchased M. Technologies, Inc., which developed the BRU-57 Smart Rack for the U.S. Air Force. This equipment enhances the payload capability of aircraft such as the F-15 and F-16 to carry multiple smart weapons such as the Joint Standoff Weapon, the Joint Direct Attack Munition and the Wind Corrected Munitions Dispenser. A variant (BRU-55) provides the same capability for U.S. Navy aircraft such as the F-18.

   Net sales of aircraft stores suspension and release equipment represented 13% of consolidated net sales in 2000 and 14% of consolidated net sales in the first six months of 2001.

 Airborne Mine Countermeasure Systems

   We believe we are the only manufacturer of airborne naval minesweeping equipment in the world. The principal system of this type used by the U.S. Navy, the MK-105 helicopter towed system, was designed and developed by us starting in 1957. In the early 1990s, we developed a significant upgrade under contract, followed by an initial production contract in 1996. During 1998, we received an additional order for kits to upgrade existing MK-105 systems. We continue to provide spares and logistics support for these systems to the U.S. Navy and an international customer. We also continue to function as the U.S. Navy maintenance depot for the MK-105 systems.

   In 1994, we began work under contract with the U.S. Navy to develop a lightweight helicopter towed mine sweeper for shallow water applications. We received a production contract for these systems in 1999 with delivery expected to continue through 2001. During 2000, we continued work under two U.S. Navy contracts received in 1998 and 1999 to enhance the acoustic influence of these minesweeping systems. In July 2001, we submitted a proposal for the next generation minesweeping system, OASIS. On August 22, 2001, the Navy informed us of their intention to award this contract to us in the fourth quarter of 2001.

   Net sales of airborne mine countermeasures systems represented 11% of consolidated net sales in 2000 and 9% of consolidated net sales in the first six months of 2001.

 Integrated Combat Systems

   We act as a systems integrator for naval C4I systems. In this role, we integrate all of a ship's sensor systems, including radar, sonar, communications and Identification Friend or Foe, or IFF, to provide situational awareness in a common data and display format for a ship's commander. Integration contracts typically include the requirement for development of integration software that allows the various subsystems to intercommunicate and produce common information displays. In 1998, we began integration of a combat system for the upgrade of a major class of ship for an international customer. The integrated system includes radars, sonars, internal and external communications and navigation subsystems, fire control subsystems, helicopter control subsystems, display equipment and integration software to produce common tactical displays. This program is expected to be completed in 2003.

   Command, control and communications systems include integrated command systems, tactical data links, display consoles and communication control and monitoring systems for domestic and international customers. In 2001, work continued on NATO SSSB systems deliverable to several international customers.

   Net sales of integrated combat systems represented 6% of consolidated net sales in 2000 and 6% of consolidated net sales in the first six months of 2001.

 Undersea Systems

   We have been a supplier of undersea systems including sonar sensors, underwater communication systems, and depth sounding and speed measuring equipment for over 40 years. During 2001, work has continued on a contract for an international customer to deliver a major upgrade to the EDO Model 610E sonar system. Deliveries under this contract are expected to continue into 2003. In addition to the upgrade, we delivered a new Model 610E sonar system for a new class of ship in construction by the same international customer. Further, during 2000 and 2001, we have continued to provide logistics, maintenance and training support services for EDO sonar systems installed in former U.S. Navy FF-1052 class ships now in service in several international navies. In 2000, we were awarded a major contract from a new international customer to deliver the recently developed EDO Model 980 sonar systems for installation in a new class of naval ship under construction by the customer. Development and delivery of the systems will extend into 2006. Additionally, in 2000, we received a contract from the Naval Undersea Warfare Center to develop and produce a new depth sounding system, AN/BQN-17, for U.S. Navy attack submarines. Deliveries of thirty AN/BQN-17 units will continue into 2002.

   Net sales of undersea systems represented 4% of consolidated net sales in 2000 and 2% of consolidated net sales in the first six months of 2001.

 Other Products

   In addition to the products mentioned above, we also manufacture environmental products and produce interference cancellation systems for a variety of applications, including a special operations aircraft, the U.S. Navy's Extended Range Guided Munition and SATCOM satellite receivers, as well as provide technology services for the strategic planning, development and execution of military programs.

Communications and Space Products

   Our Communications and Space Products segment accounted for 12% of consolidated net sales for 2000 and 12% of consolidated net sales in the first six months of 2001. The following table lists the primary sectors in our Communications and Space Products segment in order of of net sales, together with the principal products and programs in each sector.

                                                               Selected
    Sector (Product/Program)      Primary Customer     Application/Description
 ------------------------------ --------------------- -------------------------
 Antenna Products
  Anti-Jam GPS                  Raytheon,             Provide jam-free GPS
                                NAVAIR                reception and navigation
                                                      through spatial-nulling
                                                      for military transport
                                                      and strike aircraft such
                                                      as the F/A-18, AV-8B, C-
                                                      130 and Comanche.
  Commercial Aviation Antennas  Boeing,               Communication and
                                Gulfstream, Cessna,   navigation antennas for
                                Aviall                the 737, 747, 757, 767,
                                                      777, GIV, GV, Citation,
                                                      King Air, and
                                                      aftermarket.
  Conformal Low Observable      Boeing,               Functions on stealth-
  Communication Antennas        Lockheed Martin       critical platforms for
                                                      the F/A-18 E/F, F-117 and
                                                      various next-generation
                                                      stealth aircraft.
  Direction-Finding Antennas    Condor Systems        CAI (Circular-Array-
                                                      Interferometer)
                                                      antenna systems for
                                                      submarines, surface
                                                      vessels, military
                                                      aircraft and UAVs
                                                      (unmanned aerial
                                                      vehicles).
  EW (Electronic Warfare)       Elettronica           Broadband, high-power
  Antennas                                            horns and broadband
                                                      spirals for military
                                                      aircraft including
                                                      fighters and helicopters.
  Shipboard Antennas            Northrop Grumman,     HF/VHF/UHF
                                BAE Systems,          Communications, U.S. Navy
                                Honeywell             ships, including the DDG-
                                                      Class, LHD-Class and LPD-
                                                      Class, and foreign
                                                      applications.
  UHF SATCOM Antennas           Alenia                Over-the-horizon voice
                                                      and data transmissions
                                                      via satellite.
  Ultra Wideband Blade Antennas Raytheon              Airborne direction
                                                      finding systems and
                                                      electronic intelligence.
 Space Sensor and
 Communication Products
  FSS (Fixed Satellite Service) Boeing Satellite      Converts microwave uplink
  Down Converters               Systems               frequency band to
                                                      required downlink
                                                      frequency band for FSS
                                                      applications.
  High Sensitivity Receiver     Major prime           Intelligence,
  Systems                       contractors           surveillance and
                                                      reconnaissance
                                                      applications.
  Microwave Subsystems          Classified            Signal intelligence
  and Payloads                                        collection.
  OC-192 Optical Microwave      TyCom                 Microwave components for
  Components                                          OC-192 long haul fiber
                                                      optic transmission.
  Power Monitors                Boeing Satellite      Provides monitoring of
                                Systems,              microwave output power of
                                Lockheed Martin       transponders on
                                                      communication satellites.
  Radiometric Receivers         Ball Aerospace,       Scientific and
                                U.S. Navy             meteorological
                                                      environmental sensing.
  S-Band Communications         NASA,                 Provides
  Receiver Subsystem            United Space Alliance communications/telemetry
                                                      link for the space
                                                      shuttle.

 Antenna Products

   We design and produce antenna systems for a wide variety of military and commercial applications including communications, electronic warfare, navigation, radar and wireless Local Area Networks, or LANs. In 2000, our antenna business was 60% military and 40% commercial. Our military antennas are deployed on many different types of platforms and vehicles including fixed wing and rotary aircraft, UAVs, satellites, aircraft carriers and other surface ships, submarines, and ground vehicles. Our commercial antennas are used on commercial airliners as well as general aviation aircraft.

   We have a broad customer and product base in this business. In 2000 and 2001, we sold more than 70,000 antennas of 200 different types to more than 100 different original equipment manufacturers and after-market customers. A large portion of our revenues result from spare part sales and repair services for an installed base of antennas in excess of 500,000 units.

   In 2000 and 2001, we made substantial progress toward developing new antenna products via both internally-funded and customer-sponsored research and development. During this period, we entered into major contracts for development of low observable, anti-jam GPS and extremely wide bandwidth electronic warfare and communication antennas.

   Net sales of antenna products represented 7% of consolidated net sales in 2000 and 9% of consolidated net sales in the first six months of 2001.

 Space Sensor and Communication Products

   We manufacture a wide array of products for space payloads that meet the high reliability standards required by the industry. These products include components, subassemblies and major subsystems that are sold directly to the government for military and civil systems, or to prime contractors for both government and commercial applications. We employ the same design and manufacturing skills to produce a line of microwave components for the fiber optic communications market. The three principal products of this division are Sensors and Subsystems, Commercial Communication Products and Space Products.

   Sensors and Subsystems include larger subsystems, up to full satellite payloads, for remote sensing instruments employing microwave measurements of the earth and its atmosphere, and classified government programs.

   Commercial Communication Products include a line of OC-192 compatible microwave devices for the ultra-long-haul fiber optic market. Two devices are in full-scale production, and another five devices are in development. We expect to be in production for at least two of these devices within the next three quarters.

   Space Products include numerous high-performance microwave subsystems for both civil and commercial communication satellite systems, including the FSS market. We also participate in multiple aspects of the overall NASA communications network linking the Space Shuttle, geo-synchronous and low earth orbit satellites with ground stations.

   Net sales of space sensor and communications products represented 5% of consolidated net sales in 2000 and 3% of consolidated net sales in the first six months of 2001.

Engineered Materials

   Our Engineered Materials segment accounted for 17% of consolidated net sales for 2000 and 14% of consolidated net sales for the first six months of 2001. The following table lists the primary sectors in our Engineered Materials segment in order of net sales, together with the principal products and programs in each sector.

                                                                Selected
    Sector (Product/Program)       Primary Customer      Application/Description
 ------------------------------ ----------------------- ------------------------
 Electro-Ceramic Products
  BQN-17 Secure Depth Sounder   U.S. Navy               Measures the depth of
  System                                                water below the keel of
                                                        the SSN 688 class attack
                                                        submarines, Trident
                                                        class of submarines and
                                                        the DD-21 next-
                                                        generation naval surface
                                                        vessel.
  Microwave Ceramics            Manufacturers for the   Active and passive
                                wireless infrastructure components for cellular
                                market                  and GPS applications.
  Piezoelectric Ceramic Shapes  Various military        Piezoceramic elements
                                customers               convert acoustic energy
                                                        to electrical energy and
                                                        vice versa forming the
                                                        basis of many defense
                                                        and commercial products.
  WAA (Wide Aperture Array)     U.S. Navy,              Used to detect and
                                Northrop Grumman        compute a radius of
                                                        curvature range to
                                                        targets for the SSN 688
                                                        class submarines,
                                                        Seawolf class submarines
                                                        and the Virginia class
                                                        submarines.
 Advanced Fiber Composite
 Structural Products
  Fiberglass Piping Systems and Gulf of Mexico and      Design, manufacture and
  Installation                  West Africa oil         install topside piping
                                platforms               systems for offshore oil
                                                        and gas platforms and
                                                        petrochemical plants.
  Pressure and Vacuum Tanks     Boeing                  Lightweight structural
                                                        composite pressure and
                                                        vacuum vessels for
                                                        holding potable water
                                                        and waste on commercial
                                                        aircraft.
  VT-1 Launch Tubes             Thales Air Defense      Precision composite
                                                        launch cannisters for
                                                        the storage and firing
                                                        of guided missiles.

 Electro-Ceramic Products

   Piezoceramic elements convert acoustic energy to electrical energy and vice versa, and form the basis of many defense and commercial products ranging from military sonars to ink jet printers. We are one of North America's leading manufacturers of piezoceramic components for defense applications and we also provide material and related transducers to several commercial markets. While more than 50% of our piezoceramic sales are for defense applications, we are increasing our efforts to expand our industrial business, while maintaining our position in the defense market.

   Our business is vertically integrated with in-house manufacturing and development of piezoelectric, dielectric and ferrite ceramic materials, coupled with state-of-practice mixed analog and digital electronics and software engineering. We believe this combination of engineered active materials and electronics capabilities makes us competitive in several niche markets.

   Examples of our products include underwater acoustic transducers for use in all areas of undersea warfare, piezoelectric shapes for a variety of industries, as well as microwave ceramics for the wireless communication industry.

   In December 1998, we acquired substantially all of the assets of Zenix Products, Inc., which manufactures ferrite and dielectric ceramics for the wireless communications base station industry. During 1999, this business was moved and integrated into our electro-ceramic products facility in Salt Lake City. Production operations for ferrite and dielectric ceramic products in Salt Lake City commenced in the fourth quarter of 1999.

   Work continued in 2000 and 2001 on a contract awarded from the U.S. Navy in 1999 for development and production of a new underwater communications transducer, called the TR232. Deliveries under this contract are expected to extend into 2004. Additionally, we were awarded a contract by the U.S. Navy for initial production of hydrophone stave assemblies used in the WAA sonar systems installed in Los Angeles and Seawolf class attack submarines. Initial deliveries under this contract had commenced by mid-2001.

   Net sales of electro-ceramic products represented 9% of consolidated net sales in 2000 and 8% of consolidated net sales in the first six months of 2001.

 Advanced Fiber Composite Structural Products

   Our fiber-reinforced advanced structural product capabilities include design, development, qualification, production and after-market support of advanced composite structures. Our primary focus includes commercial and military aviation, defense systems, and offshore oil-drilling markets. We remain the exclusive supplier of vacuum waste holding tanks for all of Boeing's commercial aircraft. In 2001, we signed a five-year contract with Boeing, which extends production and delivery requirements until 2007.

   Late in 2000, we successfully completed the delivery of the leading and trailing edge structure of the wing of Boeing's first two Unmanned Combat Aerial Vehicles. Early in 2001, we signed a long-term contract with Thales Air Defense to develop, qualify and produce VT-1 launch canisters in support of current NATO requirements.

   In the third quarter of 2001, we completed the fabrication and installation of topside piping systems for one Caribbean and three new Gulf of Mexico deepwater platforms. In the third quarter of 2001, we received an order from another major oil company to provide an updated design and delivery of a full-scale composite buoyancy module by the end of the year.

   Net sales of advanced fiber composite structural products represented 8% of consolidated net sales in 2000 and 6% of consolidated net sales in the first six months of 2001.

Research and Development

   Research and development, performed both under development contracts with customers and at our expense, is an important element to the success of our business. Our research and development efforts involve about 126 employees in the fields of communications and space, antennas, electronic warfare, combat systems, and acoustic, electronic, hydrodynamic, aerodynamic, structural and material engineering. Research and development programs are intended to develop new products and assess their market potential, and to extend the capability of existing products.

   Customer-sponsored research and development programs are principally related to military programs. Major customer-sponsored research and development programs include: improvements to the MK-105 mine countermeasures system; development of OASIS; development of new aircraft weapons carriage technology; development in combat systems integration including command and control software development; development of a new shallow-water sonar; development of low observable anti-jam GPS antennas; and development of new underwater communications transducer products.

   Expenditures under development contracts with customers vary in amount from year to year because of the timing of contract funding and other factors.

   Principal current company-funded research and development includes: image and signal processing and other improvements for combat systems; improvements to minesweeping technology; new techniques for aircraft weapons carriage systems; application of composites for structural uses; development of communication equipment, including fiber optic equipment; electronic countermeasures and advanced GPS antennas; improvements to sonar systems, including processing and detection enhancements, improvements for noise reduction and interference cancellation; modifications to our base of combat systems software products to allow seamless migration of these products to the latest generation of computer hardware architectures; development of new piezoelectric and composite materials; and development of new capabilities for our Field Test Simulator product to increase the functionality and flexibility of operation.

   The following table sets forth research and development expenditures for the years presented.

                                                          Years Ended December
                                                                   31,
                                                         -----------------------
                                                          1998    1999    2000
                                                         ------- ------- -------
                                                         (dollars in thousands)
   Customer-sponsored................................... $22,300 $18,900 $38,400
   EDO-funded...........................................   2,400   2,700   5,400
                                                         ------- ------- -------
     Total.............................................. $24,700 $21,600 $43,800
                                                         ======= ======= =======

Customers

   Net sales to the U.S. Government, consisting primarily of sales to the DoD as a prime contractor and through subcontracts with other prime contractors, accounted for about 63% of our 2000 consolidated net sales compared with about 48% in 1999 and about 50% in 1998. Such sales do not include sales of military equipment to the U.S. Government on behalf of foreign governments under the Foreign Military Sales program. These U.S. Government customers, which include the Air Force, Navy, Army, Marines and classified customers, exercise independent purchasing power. As a result, sales to the U.S. Government are generally regarded as sales to multiple customers. Our largest program, relating to the upgrade of the Universal Exciter which provides radar and communications jamming for the EA-6B aircraft, encompasses seven separate contracts which together totaled 14.9% of sales for the six months ended June 30, 2001.

Sales and Marketing

   Sales of our defense products to both the U.S. and foreign governments are usually made under negotiated long-term contracts or subcontracts covering one or more years of production. We believe that our long history of association with our military customers is an important factor in our overall business, and that the experience gained through this history has enhanced our ability to anticipate our customers' needs. Our approach to our defense business is to anticipate specific customer needs and to develop systems to meet those needs either at our own expense or pursuant to research and development contracts. Many of our employees, including our Chief Executive Officer and our Vice President--Washington Operations, are actively involved in the marketing of our defense products in the U.S. and abroad. We also have about 40 international sales representatives concentrating on the marketing of our defense products in foreign countries.

   We sell defense products as a prime contractor and through subcontracts with other prime contractors. In addition to defense sales to the DoD, we also sell defense equipment to the U.S. Government on behalf of foreign governments under the Foreign Military Sales program and, subject to approval by the U.S. Department of State, directly to foreign governments.

   Commercial products are sold in industrial and commercial markets. In foreign markets, piezoelectrics, antennas and electronic products are generally sold commercially through a network of sales representatives. Fiber-reinforced composite products are sold directly and through sales representatives.

   It is generally our policy to denominate all foreign contracts in U.S. dollars and seek not to incur significant costs in connection with long-term foreign contracts until we have received advance payments or letters of credit on amounts due under the contracts.

Backlog

   We define backlog as the value of contract awards and orders received from customers, which have not been recognized as sales. Backlog does not include contract awards received from the U.S. Government for which the U.S. Government has not appropriated funds, nor does it include unexercised options in U.S. Government contracts. A significant portion of our sales are to prime contractors, the DoD and foreign governments pursuant to long-term contracts. Accordingly, our backlog consists in large part of orders under these contracts. As of June 30, 2001 our total backlog was about $295.9 million as compared with $252.9 million as of December 31, 2000.

Government Contracts

   Our defense business can be and has been significantly affected by changes in national defense policy and spending. Our U.S. Government contracts and subcontracts and certain foreign government contracts contain the usual required provisions permitting termination at any time for the convenience of the U.S. Government with payment for work completed and committed along with associated profit at the time of termination.

   Our contracts with the DoD consist of fixed-price contracts, cost-reimbursable contracts and incentive contracts of both types. Fixed-price contracts provide fixed compensation for specified work. Cost-reimbursable contracts require us to perform specified work in return for reimbursement of costs (to the extent allowable under U.S. Government regulations) and a specified fee. In general, while the risk of loss is greater under fixed-price contracts than under cost-reimbursable contracts, the potential for profit under such contracts is greater than under cost-reimbursable contracts. Under both fixed-price incentive contracts and cost-reimbursable incentive contracts, an incentive adjustment is made in our fee based on attainment of performance, scheduling, cost, quality or other goals.

Government Regulation

   As a supplier to the U.S. Government, our contracts and subcontracts are subject to the Federal Acquisition Regulation, or FAR, system, which was established to codify and publish uniform policies and procedures applicable to acquisitions by all executive agencies. We are also subject to specific federal agency acquisition regulations that implement or supplement the FAR, such as the Department of Defense FAR Supplement, or DFARS. The FAR regulates all aspects of the federal acquisition process including acquisition planning, contract award and contract administration. It also includes provisions related to the determination of the type of contract to be awarded for a particular acquisition and the implementation of socioeconomic programs such as those related to small business programs, labor laws and environmental matters. Matters related to allowability of costs under contracts, intellectual property, contract financing, termination, protests, disputes and appeals are also covered.

   To the extent that our contracts with the U.S. Government involve access to classified information, we must also comply with the National Industrial Security Program Operating Manual, or NISPOM. This manual provides detailed information regarding the requirements for handling and protecting classified information, as well as for obtaining security clearances for facilities at which classified work will be performed and for providing individual security clearances for those personnel having access to classified information. Obtaining and retaining security clearances is a necessary condition for the award of classified contracts. Were we to lose security clearances as a result of security violations, we would not be eligible to complete our then current classified contracts or to be awarded new classified contracts.

   In addition, our sale and marketing of goods overseas are subject to the U.S. Export Control regime. Export licenses or other export authorizations may be required to export our products abroad depending upon the nature of the goods, services or technical data being exported, as well as the country to which the export is to be made. This is no guarantee that an application for export licenses or other authorizations will be granted or approved. Goods of a commercial nature are subject to regulatory control by the Department of Commerce's Bureau of Export Administration and to the detailed Export Administration Regulations. Goods of a military nature are subject to the regulatory control of the Department of State, Office of Defense Trade Controls, which administers the International Traffic in Arms Regulations which implements the Arms Export Control Act's export control provisions. The export license/export authorization process is often time-consuming. Violation of export control regulations can subject the company to fines and other penalties, such as losing the ability to export for a period years, that can have an adverse effect on company operations and business plans.

Competition

   Some of our products are sold in markets containing a number of competitors substantially larger than us and with greater financial resources. Direct sales of military products to the U.S. Government and foreign governments are based principally on product performance, cost and reliability. Our ability to compete for defense contracts depends on a variety of factors, including:

  . the effectiveness and innovation of our research and development programs;

  . our ability to offer better program performance than our competitors at a lower cost; and

  . the availability of our facilities, equipment and personnel to undertake the programs for which we compete.

   We derive a majority of our sales from contracts with the U.S. Government and its prime contractors. These contracts are principally awarded on the basis of negotiations or competitive bids. We believe that we will continue to be a successful participant in the business areas in which we compete, based upon the quality and cost competitiveness of our products and services.

   It is difficult to state precisely our market position in all of our product lines because information as to the volume of sales of similar products by our competitors is not generally available and the relevant markets are often not precisely defined.

Suppliers

   We purchase some materials and components used in our systems and equipment from independent suppliers. These materials and components normally are not purchased under long-term contracts unless a long-term sales contract with one of our customers requires them to be. We believe that most of the items we purchase are obtainable from a variety of suppliers. We normally seek to have alternative sources for major items, although we are sometimes dependent on a single supplier or a few suppliers for some items.

Intellectual Property

   Although we own a significant number of patents and have filed applications for additional patents, we do not believe that our businesses depend heavily upon our patents. In addition, most of our U.S. Government contracts license us to use patents owned by others. Similar provisions in the U.S. Government contracts awarded to other companies make it impossible for us to prevent the use by other companies of our patents in most domestic defense work.

Employees

   As of July 31, 2001, we employed 1,525 persons, of whom 555 were engaged in engineering activities. A total of 173 employees have advanced degrees. As of July 31, 2001, two of our employees were represented by collective bargaining agreements. All employees who have been employed by us for more than one month own our common shares through their participation in our ESOP. We believe that relations with our employees are good.

Properties

   All of our facilities except for the Deer Park, NY facility are leased. We believe our facilities are adequate for our present purposes. All facilities in the following listing are suitable for expansion by using available but unused space, leasing additional available space, or by physical expansion of leased buildings.

   At June 30, 2001, we and our subsidiaries were obligated under building and equipment leases expiring between 2001 and 2012. Rental expense for continuing operations under such leases for the years ended December 31, 2000, 1999 and 1998 amounted to $3,885,000, $2,885,000 and $2,412,000, respectively.

   Set forth below is a listing of our principal plants and other material physical properties.

                                                        Approximate Floor Area
     Segments                            Location          (In Square Feet)
     --------                            --------       ----------------------
     Defense and Communications &
      Space                        Deer Park, NY               726,000(1)
     Engineered Materials          Salt Lake City, UT          117,000
     Engineered Materials          Salt Lake City, UT          105,000
     Defense                       North Amityville, NY         92,000
     Defense                       Westlake Village, CA         40,000
     Defense                       Chesapeake, VA               32,000
     Defense                       Lancaster, CA                32,000
     Engineered Materials          Baton Rouge, LA              29,000
     Defense                       Huntingdon, PA               14,000
     Defense                       Falls Church, VA             13,000

--------
(1) We are currently in the process of reducing the space we occupy in our Deer Park, NY facility to decrease our overhead, and upon completion of this reduction, we expect that the approximate floor area will be about 383,000 square feet.

Legal Proceedings

   We and three other companies entered into a consent decree in 1990 with the Federal government for the remediation of a Superfund site. The Superfund site has been divided into three operable units. The consent decree relates to two of the operable units. The third operable unit has not been formally studied and, accordingly, no liability has been recorded by us. We believe that the aggregate amount of the obligation and timing of cash payments associated with the two operable units subject to the consent decree are reasonably fixed and determinable. Accordingly, we have discounted the environmental obligation at 5%. Our management estimates that as of December 31, 2000, the discounted liability over the remainder of the twenty-five years related to these two operable units is about $2.4 million of which about $0.4 million has been classified as current and is included in accounts payable and accrued liabilities. About $0.7 million of the $2.4 million liability will be incurred over the next five years. In 1998 and 1997, we settled with one of our insurance carriers for $2.2 million, net of associated costs of $0.3 million, and $2.9 million, respectively, which was recorded as litigation settlement income. All $5.1 million was collected in 1998.

   We are also involved in other environmental cleanup efforts, none of which we believe is likely to have a material adverse effect on our consolidated financial position, results of operations, or liquidity.

   Additionally, we and our subsidiaries are subject to certain legal actions that arise out of the normal course of business. It is our management's belief that the ultimate outcome of these actions will not have a material adverse effect on our consolidated financial position, results of operations, or liquidity.

                                   MANAGEMENT

Executive Officers and Directors

   Each executive officer is elected by the Board of Directors and holds office until the first meeting of the Board following the next succeeding annual meeting of shareholders, and thereafter until a successor is appointed and qualified, unless the executive officer dies, is disqualified, resigns or is removed in accordance with our By-Laws. Additionally, the Chief Executive Officer, as provided by our By-Laws, appoints other officers as required.

   The following table sets forth information regarding our executive officers and directors as of October 15, 2001:

   Name                     Age                        Position
   ----                     ---                        --------
   James M. Smith..........  60 President and Chief Executive Officer; Director
   Darrell L. Reed.........  57 Vice President--Finance, Treasurer, Assistant Secretary
                                and Chief Financial Officer
   William J. Frost........  60 Vice President--Administration and Secretary
   Jon A. Anderson.........  59 Vice President--Washington Operations
   Patricia D. Comiskey....  50 Vice President--Human Resources
   George P. Fox...........  59 Group Vice President--Electronic Systems Group
   Milo Hyde...............  48 Group Vice President--Systems and Analysis Group
   Harvey N. Kreisberg.....  65 Vice President--Corporate Development
   Frank Otto..............  52 Group Vice President--Integrated Systems and Structures
   Neil A. Armstrong.......  71 Chairman and Director
   Robert E. Allen.........  57 Director
   Robert Alvine...........  63 Director
   Mellon C. Baird.........  70 Director
   George M. Ball..........  67 Director
   Robert M. Hanisee.......  63 Director
   Michael J. Hegarty......  62 Director
   Ronald L. Leach.........  67 Director
   George A. Strutz, Jr....  68 Director

   James M. Smith is our President and Chief Executive Officer and has held these positions since May 2000. From January 1992 until April 2000, he was President and CEO of AIL, with which he had been affiliated since 1967. Mr. Smith is a graduate engineer and has extensive experience in the aerospace and defense industries, including leading the effort in a multi-billion dollar avionics program contracted directly with the DoD. Mr. Smith serves on the Board of the National Defense Industrial Association and was recently appointed to the Board of Trustees of the Naval War College Foundation.

   Darrell L. Reed is our Vice President--Finance, Treasurer, Assistant Secretary and Chief Financial Officer and has held these positions since April 2000. From 1990 until April 2000, he was Vice President and Chief Financial Officer of AIL. Prior to joining AIL he owned and operated an aerospace and defense consulting firm, and has over 30 years of aerospace and defense experience. Mr. Reed is a member of the Board of Directors of NTL, Inc. and is the past Chairman of the Board of Directors of the United Way of Long Island.

   William J. Frost is our Vice President--Administration and Secretary and has held these positions since 1994 and 2001, respectively. He is principally responsible for risk management, public and media relations, and corporate secretarial functions. Mr. Frost has been affiliated with us for 34 years. After 25 years within our operating units, principally in financial management, he has been a member of the corporate staff for the past nine years.

   Jon A. Anderson is our Vice President--Washington Operations and has held this position since August 2001. Mr. Anderson serves as our principal interface with the senior leadership in the Administration, Congress, the DoD and other U.S. Government agencies. From May 2000 until August 2001, Mr. Anderson was our Director of Government Relations. Prior to that, he worked for AIL as Director of Government Relations. Prior to joining us, Mr. Anderson was Director of Defense Relations at Eaton Corporation, the corporate parent of what would evolve into AIL. Prior to joining Eaton Corporation, Mr. Anderson served for 20 years with the U.S. Air Force in various capacities, including Legislative Director to the Secretary of Defense and Special Assistant to the Secretary of the Air Force.

   Patricia D. Comiskey is our Vice President--Human Resources and has held this position since July 2001. From May 2000 until July 2001, Ms. Comiskey was our Director of Human Resources. Prior to that she worked for AIL as Director of Human Resources, where she assumed expanding responsibilities that included the growth of AIL to a multi-facility staff. Ms. Comiskey was affiliated with AIL for 21 years, and upon our merger with AIL, she assumed responsibility for corporate-wide human resource matters.

   George P. Fox is our Group Vice President--Electronic Systems Group and has held this position since April 2000. Mr . Fox is a graduate engineer and after serving in the U.S. Army Service Corps, he joined the predecessor to AIL in 1969. Mr. Fox has considerable experience in military avionics and large-scale systems integration. Previously, he served as Operations Manager since 1997.

   Milo Hyde is our Group Vice President--Systems and Analysis and has held this position since April 2000. Mr. Hyde joined us in 1985 and served since 1990 as General Manager of the Combat Systems Division. Prior to joining us, he served 11 years as a surface warfare officer in the United States Navy.

   Harvey N. Kreisberg is our Vice President--Corporate Development and has held this position since January 2001. Mr. Kreisberg is responsible for mergers and acquisitions, strategic planning, and business development. He was Director, Corporate Development and, before that, Director, Business Development National, at AIL, which he joined in 1981. Mr. Kreisberg has three engineering degrees and, prior to joining AIL, worked for TRW, Booz Allen & Hamilton, and founded and operated an engineering and planning company.

   Frank Otto is our Group Vice President--Integrated Systems and Structures and has held this position since April 2000. Mr. Otto is a graduate engineer and has been with us since 1979. Over the course of his career, he has obtained considerable experience in the aircraft armament and mine countermeasure fields. He most recently served as General Manager of the Marine & Aircraft Systems Division since 1994.

   Neil A. Armstrong is our Chairman, and is also President of Lorian, Inc., a professional service company. He was a director and Chairman of the Board of AIL from 1997 to 2000, and a director and Chairman of the Board of AIL Systems Inc., the predecessor of AIL, from 1989 to 2000. Mr. Armstrong is a director of USX Corporation and RTI International Metals, Inc.

   Robert E. Allen is a Managing Director of Redding Consultants, Inc., a management consulting firm. Mr. Allen has been associated with Redding Consultants, Inc. since January 1982.

   Robert Alvine is Chairman of the Board, President and Chief Executive Officer of I-Ten Management Corp., an investment, mergers and acquisitions, and management company, and, since 2000, Senior Operating Partner of DeSai Capital Management Inc., a public and private equity investment company.

   Mellon C. Baird is Senior Vice President of Titan Corporation and President and Chief Executive Officer of Titan Systems Corporation, an information systems, products and services company, a wholly-owned subsidiary of Titan Corporation, and was, until 1998, Chairman of the Board, President and Chief Executive Officer of Delfin Systems when it was purchased by Titan Corporation. He is a director of Software Spectrum, Inc. and Hawker Pacific Aerospace Corporation.

   George M. Ball is Chairman of Philpott, Ball & Werner, an investment banking firm. Mr. Ball has been affiliated with Philpott, Ball & Werner since August 1991. He is a director of BB Walker Company.

   Robert M. Hanisee is a Managing Director of Trust Company of the West, an investment management company. Mr. Hanisee has been affiliated with Trust Company of the West since April 1991. He is a director and member of the Compensation Committee of Illgen Simulation Technology Inc. In addition, Mr. Hanisee is a director of Marine Biotech, Inc., and a director and a member of the Audit Committee of Titan Corporation.

   Michael J. Hegarty is a director and the President and Chief Executive Officer of Flushing Financial Corporation and Flushing Savings Bank, a federal chartered savings bank, and was, until 1998, its Executive Vice President and Chief Operating Officer. Until 1995, he was our Vice President--Finance, Treasurer and Secretary.

   Ronald L. Leach retired from Eaton Corporation in 1997 where he was, prior to retirement, Vice President--Accounting. He was a director of AIL Technologies, Inc. from 1997 to 2000, and a director of AIL Systems Inc., the predecessor of AIL, from 1991 to 2000.

   George A. Strutz, Jr. is President and Chief Executive Officer of Strutz and Company, Inc., a consulting and management advisory company. Until 1997, he was President and Chief Executive Officer of Clopay Corporation, manufacturer and marketer of specialty plastic films and building products.

                       PRINCIPAL AND SELLING SHAREHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of common shares as of October 15, 2001, and as adjusted to reflect the sale of our common shares offered in this offering: (1) each shareholder who is known by us to own beneficially more than 5% of our common shares; (2) each member of our board of directors; (3) each of our Named Executive Officers; and (4) all of our directors and executive officers as a group. Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their common shares, except to the extent authority is shared by spouses under applicable law. Unless other noted, the address of each shareholder is c/o EDO Corporation, 60 East 42nd Street, Suite 5010, New York, NY 10165.

                               Shares
                            Beneficially                        Shares Beneficially
                            Owned Before                            Owned After
                             Offering(1)                            Offering(1)
                          ---------------------  Number of      -------------------
Name and Address of                             Shares Being
Beneficial Owners          Number       Percent   Offered        Number   Percent**
-------------------       ---------     ------- ------------    --------- ---------
EDO Corporation Employee
 Stock Ownership Trust..  6,140,994(3)   41.32%  1,458,900      4,682,094   26.19%
 HSBC Bank USA
 452 Fifth Avenue, 17th
  Floor
 New York, NY 10018-2706
Loomis Sayles & Co.,
 L.P. ..................    991,192(24)   6.67          --        991,192    5.54
 One Financial Center
 Boston, MA 02111
Basso Securities Ltd. ..    874,463(32)   5.56                    874,463    4.66
 1281 East Main Street
 Stamford, CT 06902
Robert. E. Allen(2).....     36,541(4)       *          --         36,541       *
Robert Alvine(2)........     40,068(5)       *          --         40,068       *
Jon A. Anderson(2)......     26,997(6)       *       3,803(7)      23,194       *
Neil A. Armstrong(2)....     45,777(8)       *          --         45,777       *
Mellon C. Baird(2)......     18,768(9)       *          --         18,768       *
George M. Ball(2).......     27,768(10)      *          --         27,768       *
Patricia D.
 Comiskey(2)............     54,018(11)      *       5,062(12)     48,956       *
George P. Fox(2)........     59,688(13)      *       5,136(14)     54,552       *
William J. Frost(2).....     33,790(15)      *      11,075(16)     22,715       *
Robert M. Hanisee(2)....     50,408(17)      *          --         50,408       *
Michael J. Hegarty(2)...     80,708(18)      *          --         80,708       *
Milo Hyde(2)............     50,023(19)      *       3,000(20)     47,023       *
Harvey Kreisberg(2).....     21,976(21)      *       3,500(22)     18,476       *
Ronald L. Leach(2)......     20,391(23)      *          --         20,391       *
Frank Otto(2)...........     22,396(25)      *       9,006(26)     13,390       *
Darrell L. Reed(2)......    157,625(27)   1.06       5,324(28)    152,301       *
James M. Smith(2).......    435,732(29)   2.93       5,704(30)    430,028    2.41
George A. Strutz,
 Jr.(2).................     33,912(31)      *          --         33,912       *
All directors and
 executive officers as a
 group(2)...............  1,216,586       8.19      51,610      1,164,976    6.52

--------
  * Represents beneficial ownership of less than one percent of our common shares.
 ** Assumes no exercise of the underwriters' overallotment option.
 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Applicable percentage ownership is based on 14,860,672 common shares outstanding as of September 29, 2001 and 17,901,772 shares outstanding immediately following the completion of this offering, except for the percentage ownership of Basso Securities Ltd. which is calculated based on 15,735,135 common shares outstanding assuming conversion as of September 29, 2001 of the 7% convertible subordinated debentures beneficially owned by Basso and 18,776,235 shares outstanding immediately following the completion of this offering.

 (2) Some of the shares indicated are subject to stock options exercisable within 60 days of September 29, 2001.
 (3) Represents our common shares held by the ESOT established to hold the assets of the EDO Employee Stock Ownership Plan, all of which are held for the benefit of the participants under the plan. Under the terms of the EDO ESOP, common shares which have been allocated to the account of a participant are required to be voted in accordance with the direction of such participant, subject to the trustee's fiduciary duty. Our common shares that are not so allocated are deemed to be proportionately allocated solely for the purpose of determining how these common shares are to be voted. We believe that the ESOT is not the beneficial owner of these common shares, as the trustee under the ESOT has no voting or investment power with respect to these common shares.
 (4) Includes 13,541 shares held directly and 23,000 shares subject to options exercisable within 60 days.
 (5) Includes 17,068 shares held directly and 23,000 shares subject to options exercisable within 60 days.
 (6) Includes 22,424 shares held directly, 3,803 shares allocated to Mr. Anderson's account under the EDO ESOP, and 770 shares subject to options exercisable within 60 days.
 (7) Mr. Anderson directed the trustee of the ESOT to sell the maximum amount of shares beneficially owned by Mr. Anderson that may be sold for his account under the EDO ESOP.
 (8) Includes 27,743 shares held directly and 18,034 shares subject to options exercisable within 60 days.
 (9) Includes 5,768 shares held directly and 13,000 shares subject to options exercisable within 60 days.
(10) Includes 4,768 shares held directly and 23,000 shares subject to options exercisable within 60 days.
(11) Includes 46,579 shares held directly, 5,062 shares allocated to Ms. Comiskey's account under the EDO ESOP, 1,000 restricted shares held pursuant to the Long Term Incentive Plan, or LTIP, and 1,377 shares subject to options exercisable within 60 days.
(12) Ms. Comiskey directed the trustee of the ESOT to sell the maximum amount of shares beneficially owned by Ms. Comiskey that may be sold for her account under the EDO ESOP.
(13) Includes 51,675 shares held directly, 5,136 shares allocated to Mr. Fox's account under the EDO ESOP, 1,500 restricted shares held pursuant to the LTIP, and 1,377 shares subject to options exercisable within 60 days.
(14) Mr. Fox directed the trustee of the ESOT to sell the maximum amount of shares beneficially owned by Mr. Fox that may be sold for his account under the EDO ESOP.
(15) Includes 9,215 shares held directly, 11,075 shares allocated to Mr. Frost's account under the EDO ESOP, 7,000 restricted shares held pursuant to the LTIP, and 6,500 shares subject to options exercisable within 60 days.
(16) Mr. Frost directed the trustee of the ESOT to sell the maximum amount of shares beneficially owned by Mr. Frost held in his account under the EDO ESOP.
(17) Includes 19,908 shares held directly, 1,500 shares held by Mr. Hanisee's spouse, and 29,000 shares subject to options exercisable within 60 days.
(18) Includes 67,708 shares held directly, and 13,000 shares subject to options exercisable within 60 days.
(19) Includes 3,863 shares held directly, 6,610 shares allocated to Mr. Hyde's account under the EDO ESOP, 9,000 restricted shares held pursuant to the LTIP, and 30,550 shares subject to options exercisable within 60 days.
(20) Mr. Hyde directed the trustee of the ESOT to sell 3,000 shares beneficially owned by Mr. Hyde held in his account under the EDO ESOP.
(21) Includes 14,917 shares held directly, 4,957 shares allocated to Mr. Kreisberg's account under the EDO ESOP, 1,000 restricted shares held pursuant to the LTIP, and 1,102 shares subject to options exercisable within 60 days.
(22) Mr. Kreisberg directed the trustee of the ESOT to sell 3,500 shares beneficially owned by Mr. Kresiberg held in his account under the EDO ESOP.
(23) Includes 6,745 shares held directly and 12,516 shares subject to options exercisable within 60 days.
(24) Loomis Sayles, in its capacity as investment banker, may be deemed the beneficial owner of these common shares which are owned by numerous investment counseling clients. Loomis Sayles disclaims any beneficial interest in any of these securities.

(25) Includes 4,390 shares held directly, 9,006 shares allocated to Mr. Otto's account under the EDO ESOP, and 9,000 restricted shares held pursuant to the LTIP.
(26) Mr. Otto directed the trustee of the ESOT to sell the maximum amount of shares beneficially owned by Mr. Otto that may be sold for his account under the EDO ESOP.
(27) Includes 130,444 shares held directly, 66,477 shares held by Mr. Reed's spouse, 5,324 shares allocated to Mr. Reed's account under the EDO ESOP, 17,500 restricted shares held pursuant to the LTIP, and 4,357 shares subject to options exercisable within 60 days.
(28) Mr. Reed directed the trustee of the ESOT to sell the maximum amount of shares beneficially owned by Mr. Reed that may be sold for his account under the EDO ESOP.
(29) Includes 383,980 shares held directly, 66,477 shares held by Mr. Smith's spouse, 8,188 shares held by Mr. Smith's son, 5,704 shares allocated to Mr. Smith's account under the EDO ESOP, 30,000 restricted shares held pursuant to the LTIP, and 16,048 shares subject to options exercisable within 60 days.
(30) Mr. Smith directed the trustee of the ESOT to sell the maximum amount of shares beneficially owned by Mr. Smith that may be sold for his account under the EDO ESOP.
(31) Includes 20,912 shares held jointly with Mr. Strutz's spouse and 13,000 shares subject to options exercisable within 60 days.
(32) Issuable upon conversion of our 7% convertible subordinated debentures beneficially owned by Basso Securities Ltd., as an advisor (portfolio manager) to certain funds managed by DKR Management Company Inc. (DKRMCI). Basso Securities Ltd. disclaims beneficial ownership of these securities.

                                 LEGAL MATTERS

   The validity of our common shares offered hereby will be passed upon for us by Dechert, Philadelphia, Pennsylvania. Legal matters relating to the offering will be passed upon for the underwriters by Sidley Austin Brown & Wood LLP, San Francisco, California. Legal matters relating to the selling shareholder will be passed upon by McDermott Will & Emery, Chicago, Illinois.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2000, and for the year then ended, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

   KPMG LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999, and for the two years then ended, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on KPMG LLP's report, given on their authority as experts in accounting and auditing.

   We have agreed to indemnify and hold KPMG LLP harmless against and from any and all legal costs and expenses incurred by KPMG LLP in successful defense of any legal action or proceeding that arises as a result of KPMG LLP's consent to the inclusion and or incorporation by reference of its audit reports dated February 15, 2000 on our past consolidated financial statements and related financial statement schedule included and or incorporated by reference in this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

   Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of those materials at prescribed rates from the public reference section of the SEC at 450 Fifth Street, N.W. Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

   We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit of the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies form this office upon payment of the fees prescribed by the SEC.

   We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any and all of these filings (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to:

                                EDO Corporation
                              60 East 42nd Street
                                   Suite 5010
                               New York, NY 10165
                          Attention: William J. Frost
                           Telephone: (212) 716-2000

                           INCORPORATION BY REFERENCE

   The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus the information contained in the following documents:

  . our annual report on Form 10-K for the year ended December 31, 2000 filed with the SEC on April 4, 2001;

  . pages 27-52 from our amended annual report on Form ARS for the year ended
    December 31, 2000 filed with the SEC on April 3, 2001;

  . our quarterly reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001 filed with the SEC on May 14, 2001 and August 14, 2001, respectively;

  . our definitive proxy statement on Schedule 14A filed with the SEC on April 2, 2001;

  . the description of our common shares contained in our registration statement on Form S-2 filed with the SEC on June 9, 1983, including any amendment or report filed for the purpose of updating such description;

  . our current report on Form 8-K filed with the SEC on October 12, 2001;
    and

  . all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all the securities that we may offer under this prospectus are sold.

You may obtain copies of those documents from us, free of cost, by contacting us at the address or telephone number provided in "Where You Can Find More Information" above.

   Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

                                  UNDERWRITING

   The underwriters named below have severally and not jointly agreed with us and the selling shareholder, subject to the terms and conditions set forth in an underwriting agreement, to purchase from us and the selling shareholder the number of common shares set forth opposite their names below.

                                                                       Number of
     Underwriter                                                        Shares
     -----------                                                       ---------
     First Union Securities, Inc...................................... 2,125,000
     SG Cowen Securities Corporation.................................. 2,125,000
     CJS Securities, Inc. ............................................   125,000
     Sidoti & Company, LLC............................................   125,000
                                                                       ---------
       Total.......................................................... 4,500,000
                                                                       =========

   The underwriters have agreed to purchase all of the shares referred to above if any of those shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

   Our common shares are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

   First Union Securities, Inc., (acting under the trade name Wachovia Securities) is an indirect, wholly-owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional, and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus supplement, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc., which may or may not be participating as a selling dealer in the distribution of the securities offered by this prospectus supplement.

   Commissions and Discounts. The underwriters have advised us that they propose to offer the common shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession of not more than $0.76 per share, of which $0.10 may be reallowed to other dealers. After the completion of this offering, the public offering price, concession and reallowance to dealers may be changed.

   The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                         Per Share Without Option With Option
                                         --------- -------------- ------------
   Public offering price................  $23.50    $105,750,000  $121,612,500
   Underwriting discounts and
    commissions.........................  $ 1.29    $  5,805,000  $  6,675,750
   Proceeds, before expenses, to us.....  $22.21    $ 67,542,831  $ 82,534,581
   Proceeds, before expense, to the
    selling shareholder.................  $22.21    $ 32,402,169  $ 32,402,169

   The expenses of this offering, not including the underwriting discounts and commissions, are estimated at $700,000 and are payable by us.

   Over-allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 675,000 additional common shares at the same price per share as we and the selling shareholder will receive for the 4,500,000 shares that the underwriters have agreed to purchase, less the underwriting discount shown on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to conditions, to purchase approximately the same percentage of the additional shares that the number of common shares to be purchased by it shown in the above table represents as a percentage of the 4,500,000 shares offered by this prospectus.

   Indemnity. We and the selling shareholder have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

   Lock-up Agreements. Our directors and executive officers will agree that, for a period of 90 days after the date of this prospectus, they will not, without the prior written consent of Wachovia Securities, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for, shares of our capital stock, except for any transfer of shares of capital stock or other securities to us to pay the exercise price of stock options or the purchase price of securities purchased from us under employee benefit plans, except for common shares allocated to our executive officers in their ESOP accounts, gifts of capital stock or other securities where the donee enters into a substantially similar lock-up agreement. The selling shareholder will agree that, for a period of 90 days after the date of this prospectus, it will not, without the prior written consent of Wachovia Securities, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for shares of our capital stock, except for shares that are in the process of being distributed to plan participants, shares to be transferred by the selling shareholder in the ordinary course of business to satisfy future requests for distributions or diversifications by retiring or retired participants and otherwise as required by ERISA or the Internal Revenue Code. In addition, we will agree that, for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Wachovia Securities, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for, shares of our capital stock, except for the shares being sold in the offering; and except that we may issue and sell common shares and stock options pursuant to our stock purchase and stock option plans as in effect on the date of this prospectus and common shares upon the exercise of stock options that we have issued or in the future may issue under our stock option plans, we may issue securities pursuant to the conversion of convertible securities outstanding on the date hereof, we may issue securities to the ESOP in the ordinary course of business, and we may file a registration statement under the Securities Act with respect to any of these shares. Wachovia Securities, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements.

   Trading Market For Our Common Shares. Our common shares are quoted on the New York Stock Exchange under the symbol "EDO."

   Stabilization. The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common shares at a level above that which might otherwise prevail in the open market.

  . A "stabilizing bid" is a bid for or the purchase of the common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the common shares.

  . A "syndicate covering transaction" is a bid for or the purchase of the common shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering.

  . A "penalty bid" is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to an underwriter in connection with the offering if the common shares originally sold by that underwriter is purchased by the underwriters in a syndicate covering transaction and has therefore not been effectively placed by that underwriter.

   The underwriters have advised us that these transactions may be effected on the New York Stock Exchange or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of the transactions described above or that these transactions, once commenced, will not be discontinued without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common shares.

   Passive Market Making. In connection with this offering, certain underwriters and selling group members, if any, may engage in passive market making transactions in the common shares on the New York Stock Exchange in accordance with Rule 103 of Regulation M, during a period before the commencement of offers or sales of common shares and extending through completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for that security; if all independent bids are lowered below the passive market maker's bid, however, that bid must then be lowered when specified purchase limits are exceeded.

   Other Relationships. Some of the underwriters and their affiliates have provided financial advisory, commercial or investment banking or other financial services to us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in other transactions with us and perform other services for us in the ordinary course of their business.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Consolidated Balance Sheets..............................................   F-2
Consolidated Statements of Earnings......................................   F-3
Consolidated Statements of Earnings......................................   F-4
Consolidated Statements of Cash Flows....................................   F-5
Notes to Consolidated Financial Statements...............................   F-6
EDO Corporation and Subsidiaries Consolidated Statements of Earnings.....   F-9
EDO Corporation and Subsidiaries Consolidated Balance Sheets.............  F-10
EDO Corporation and Subsidiaries Consolidated Statements of Shareholders'
 Equity..................................................................  F-11
EDO Corporation and Subsidiaries Consolidated Statements of Cash Flows...  F-12
Notes to Consolidated Financial Statements...............................  F-13
Independent Auditors' Reports............................................  F-29
Report of Management.....................................................  F-31
Quarterly Financial Information (Unaudited)..............................  F-31

                        EDO CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (in thousands, except share and per share amounts)

                                                        December 31,  June 30,
                                                            2000        2001
                                                        ------------ -----------
                                                                     (unaudited)
                        ASSETS
Current assets:
 Cash and cash equivalents............................    $  2,208    $  5,142
 Marketable securities................................      14,413         188
 Accounts receivable, less allowances.................      69,023      75,304
 Inventories..........................................      24,914      26,618
 Deferred tax asset, net..............................       3,333       3,302
 Prepayments and other................................       4,840       2,742
                                                          --------    --------
  Total current assets................................     118,731     113,296
Property, plant and equipment, net....................      57,485      59,235
Notes receivable......................................       3,254       3,081
Cost in excess of fair value of net assets acquired,
 net..................................................      14,724      10,359
Other assets..........................................      20,060      22,491
                                                          --------    --------
                                                          $214,254    $208,462
                                                          ========    ========
         LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable and accrued liabilities.............    $ 44,060    $ 46,713
 Contract advances and deposits.......................      31,719      20,684
 Current portion of note payable......................         429         429
 Current portion of long-term debt....................       4,971       3,800
                                                          --------    --------
  Total current liabilities...........................      81,179      71,626
Note payable..........................................         463         463
Long-term debt........................................      37,800      33,716
Deferred income taxes, net............................       1,239       1,239
ESOT loan obligation..................................       5,781       4,891
Postretirement benefits obligations...................      19,973      20,011
Environmental obligation..............................       2,001       1,836
Shareholders' equity:
 Preferred shares, par value $1 per share (liquidation
  preference $213.71 per share or $10,521 in the
  aggregate in 2000), authorized 500,000 shares,
  49,229 issued in 2000...............................          49          --
 Common shares, par value $1 per share, authorized
  25,000,000 shares, issued 15,007,096 in 2000 and
  16,074,377 in 2001..................................      15,007      16,074
 Additional paid-in capital...........................      58,614      56,980
 Retained earnings....................................      34,803      39,661
 Accumulated other comprehensive loss.................         (61)         --
                                                          --------    --------
                                                           108,412     112,715
Less: Treasury shares at cost (1,370,222 shares in
 2000 and 1,238,083 shares in 2001)...................     (19,388)    (16,733)
  ESOT loan obligation................................      (5,781)     (4,891)
  Unearned ESOP shares................................     (15,782)    (15,116)
  Deferred compensation under Long-Term Incentive
   Plan...............................................        (423)       (450)
  Management group receivable.........................      (1,220)       (845)
                                                          --------    --------
  Total shareholders' equity..........................      65,818      74,680
                                                          --------    --------
                                                          $214,254    $208,462
                                                          ========    ========

          See accompanying Notes to Consolidated Financial Statements.

                        EDO CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
               (in thousands, except share and per share amounts)

                                                     For the three months ended
                                                     --------------------------
                                                     July 1, 2000 June 30, 2001
                                                     ------------ -------------
                                                            (unaudited)
Net sales...........................................   $56,593       $66,776
Costs and expenses:
  Cost of sales.....................................    43,220        49,858
  Selling, general and administrative...............     6,539         8,477
  Research and development..........................     1,552         2,190
  Write-off of purchased in-process research and
   development and merger-related costs.............     8,943           772
                                                       -------       -------
                                                        60,254        61,297
                                                       -------       -------
Operating (loss) earnings...........................    (3,661)        5,479
Non-operating income (expense):
  Interest income...................................       396           268
  Interest expense..................................    (1,012)         (734)
  Other, net........................................       (75)           62
                                                       -------       -------
                                                          (691)         (404)
                                                       -------       -------
(Loss) earnings before income taxes.................    (4,352)        5,075
Income tax benefit (expense)........................     1,033        (1,980)
                                                       -------       -------
Net (loss) earnings.................................    (3,319)        3,095
Dividends on preferred shares.......................       213            --
                                                       -------       -------
Net (loss) earnings available for common shares.....   $(3,532)      $ 3,095
                                                       =======       =======
(Loss) earnings per common share:
  Basic.............................................   $ (0.37)      $  0.25
  Diluted...........................................   $ (0.37)      $  0.24
Weighted average common shares outstanding:
  Basic.............................................     9,661        12,370
                                                       =======       =======
  Diluted...........................................     9,661        13,824
                                                       =======       =======

          See accompanying Notes to Consolidated Financial Statements.

                        EDO CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                    (in thousands, except per share amounts)

                                                      For the six months ended
                                                     --------------------------
                                                     July 1, 2000 June 30, 2001
                                                     ------------ -------------
                                                            (unaudited)
Net sales...........................................   $85,595      $126,927
Costs and expenses:
  Cost of sales.....................................    65,078        94,768
  Selling, general and administrative...............    10,009        16,285
  Research and development..........................     2,136         3,982
  Write-off of purchased in-process research and
   development and merger-
   related costs....................................     8,943         1,318
                                                       -------      --------
                                                        86,166       116,353
                                                       -------      --------
Operating (loss) earnings...........................      (571)       10,574
Non-operating income (expense):
  Interest income...................................       876           587
  Interest expense..................................    (1,640)       (1,627)
  Other, net........................................        28           199
                                                       -------      --------
                                                          (736)         (841)
                                                       -------      --------
(Loss) earnings before income taxes.................    (1,307)        9,733
Income tax benefit (expense)........................       118        (3,795)
                                                       -------      --------
Net (loss) earnings.................................    (1,189)        5,938
Dividends on preferred shares.......................       458           194
                                                       -------      --------
Net (loss) earnings available for common shares.....   $(1,647)     $  5,744
                                                       =======      ========
(Loss) earnings per common share:
  Basic.............................................   $ (0.20)     $   0.48
  Diluted...........................................   $ (0.20)     $   0.46
Weighted average common shares outstanding:
  Basic.............................................     8,211        11,905
                                                       =======      ========
  Diluted...........................................     8,211        12,433
                                                       =======      ========

          See accompanying Notes to Consolidated Financial Statements.

                        EDO CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                      For the six months ended
                                                     --------------------------
                                                     July 1, 2000 June 30, 2001
                                                     ------------ -------------
                                                            (unaudited)
Operating activities:
 Net (loss) earnings................................   $ (1,189)    $  5,938
 Adjustments to net (loss) earnings to arrive at
  cash used by operating activities:
  Depreciation......................................      2,617        4,876
  Amortization......................................        572          556
  Write-off of purchased in-process research and
   development......................................      6,700           --
  Bad debt expense..................................         70           18
  Gain on repurchase of debentures..................       (129)        (171)
  Gain on sale of property, plant and equipment.....         (7)         (56)
  Gain on sale of marketable securities.............         --          (81)
  Deferred compensation expense.....................        312          121
  ESOP compensation expense.........................        399        1,115
  Non-cash compensation expense.....................         --          278
  Common shares issued for directors' fees..........         28           87
  Real estate tax assessment adjustment.............         --        7,846
  Changes in operating assets and liabilities,
   excluding effects of acquisition:
   Accounts receivable..............................     (9,756)      (6,114)
   Inventories......................................      2,712       (1,704)
   Prepayments and other assets.....................     (3,603)      (1,892)
   Accounts payable and accrued liabilities.........     (4,762)        (421)
   Contact advances and deposits....................      1,219      (11,035)
                                                       --------     --------
Cash used by continuing operations..................     (4,817)        (639)
Net cash provided by discontinued operations........      8,641           --
Investing activities:
 Cash paid for acquisition of AIL...................    (15,004)          --
 Payments received on notes receivable..............         --          173
 Purchase of property, plant and equipment..........     (1,407)      (6,797)
 Proceeds from sale of property, plant and
  equipment.........................................      5,858          226
 Purchase of marketable securities..................       (414)         (56)
 Sale or redemption of marketable securities........        500       14,454
                                                       --------     --------
Cash (used) provided by investing activities........    (10,467)       8,000
Financing activities:
 Proceeds from exercise of stock options............         44        2,383
 Proceeds from management group receivables.........         --          376
 Borrowings under line of credit....................      1,000           --
 Repayments of borrowings under line of credit......     (3,000)          --
 Repayments of long-term debt.......................     (1,508)      (1,900)
 Repurchase of debentures...........................     (1,386)      (3,184)
 Purchase of treasury shares........................         --       (1,021)
 Payment of common share cash dividends.............       (610)        (887)
 Payment of preferred share cash dividends..........       (458)        (194)
                                                       --------     --------
Cash used by financing activities...................     (5,918)      (4,427)
                                                       --------     --------
Net (decrease) increase in cash and cash
 equivalents........................................    (12,561)       2,934
Cash and cash equivalents at beginning of period....     13,799        2,208
                                                       --------     --------
Cash and cash equivalents at end of period..........   $  1,238     $  5,142
                                                       ========     ========
Supplemental disclosures:
 Cash paid for:
  Interest..........................................   $    919     $  1,431
  Income taxes......................................   $    673     $  4,770

          See accompanying Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Financial Statements

   The accompanying unaudited, consolidated financial statements have been prepared in accordance with instructions to Form 10-Q and, therefore, do not include all information and footnotes normally included in consolidated financial statements prepared in conformity with generally accepted accounting principles. They should be read in conjunction with the consolidated financial statements of EDO Corporation and Subsidiaries (the "Company") for the fiscal year ended December 31, 2000 included in this prospectus.

   The accompanying consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments and accruals) that management considers necessary for a fair presentation of its consolidated financial position and results of operations for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire year.

Acquisition

   On April 28, 2000, a wholly owned subsidiary of the Company merged with AIL Technologies, Inc. (the "EDO-AIL Merger"). In connection with the EDO-AIL merger, the Company issued 6,553,194 of its common shares valued at $39.4 million, and made cash payments aggregating $13.3 million in exchange for all of the outstanding common and preferred shares of AIL Technologies, Inc. In addition, the Company incurred $2.7 million in transaction costs. The merger was accounted for using the purchase method and is included in the Company's results of operations since the date of acquisition. The transaction resulted in goodwill of $2.8 million, which is being amortized over fifteen years.

   Unaudited pro forma results of operations, assuming the acquisition had been made at the beginning of 2000, which include adjustments to interest expense, amortization expense and income tax expense are as follows:

                                                                Six months ended
                                                                  July 1, 2000
                                                                ----------------
                                                                 (in thousands)
   Net sales...................................................     $128,852
   Net loss available for common shares........................     $ (8,848)
   Basic loss per share........................................     $  (0.83)

Inventories

   Inventories are summarized by major classification as follows:

                                                 December 31, 2000 June 30, 2001
                                                 ----------------- -------------
                                                         (in thousands)
   Raw materials and supplies...................      $ 7,431         $ 7,726
   Work-in-process..............................       16,170          18,064
   Finished goods...............................        1,313             828
                                                      -------         -------
                                                      $24,914         $26,618
                                                      =======         =======

Earnings Per Share

   The following table sets forth the computation of basic and diluted earnings per share.

                                         Three months ended    Six months ended
                                         --------------------  -----------------
                                         July 1,    June 30,   July 1,  June 30,
                                           2000       2001      2000      2001
                                         ---------  ---------  -------  --------
                                           (in thousands)       (in thousands)
Numerator:
 Net (loss) earnings available for
  common shares......................... $  (3,532) $   3,095  $(1,647) $ 5,744
 Impact of assumed conversion of
  preferred shares......................        --         --       --        9
 Interest expense avoided related to
  assumed conversion of subordinated
  debentures............................        --        274       --       --
                                         ---------  ---------  -------  -------
 Numerator for diluted calculation...... $  (3,532) $   3,369  $(1,647) $ 5,753
                                         =========  =========  =======  =======
Denominator:
 Weighted average common shares
  outstanding...........................     9,661     12,370    8,211   11,905
 Dilutive effect of stock options.......        --        287       --      219
 Dilutive effect of conversion of
  preferred shares......................        --         --       --      309
 Dilutive effect of conversion of
  subordinated debentures...............        --      1,167       --       --
                                         ---------  ---------  -------  -------
 Denominator for diluted calculation....     9,661     13,824    8,211   12,433
                                         =========  =========  =======  =======

Employee Stock Ownership Plan and Trust

   At the end of 2000, the Company sponsored two Employee Stock Ownership Plans, the existing EDO Employee Stock Ownership Plan ("EDO ESOP"); and the AIL Employee Stock Ownership Plan ("AIL ESOP") that was acquired in connection with the EDO-AIL merger. These two plans were merged into a single plan effective as of January 1, 2001, and the existing preferred shares in the former EDO ESOP were converted into 1,067,281 common shares on March 8, 2001. The merged ESOP provides retirement benefits to substantially all employees.

Comprehensive Income

   Comprehensive loss for the three- and six-month periods ended July 1, 2000 was $3,345,000 and $1,218,000, respectively. Comprehensive income for the three-and six-month periods ended June 30, 2001 was $3,044,000 and $6,030,000, respectively.

Business Segments

   EDO Corporation supplies highly engineered products for governments and industry worldwide. The Company believes that the majority of its advanced electronic, electromechanical and information systems and engineered materials are products which are critical to the mission success of its customers. The Company has three reporting segments: Defense, Communications and Space Products, and Engineered Materials.

   The Defense segment provides integrated defense systems and components including radar countermeasure systems, aircraft weapons storage and release systems, airborne mine countermeasures systems, remote sensors, information technology, and support systems and services for military forces and governments worldwide. The Communications and Space Products segment addresses the remote sensing, communication, and navigation industries and produces ultra-miniature electronics and a broad line of antennas. The Engineered Materials segment supplies piezoelectric ceramics and advanced composites for the communication, navigation, chemical, petrochemical, paper and oil industries for the commercial infrastructure and military markets.

                          Three months ended     Six months ended
                          --------------------   -----------------
                          July 1,    June 30,    July 1,  June 30,
                            2000       2001       2000      2001
                          ---------  ---------   -------  --------
                            (in thousands)        (in thousands)
Net sales:
Defense.................  $  40,726  $  49,081   $61,426  $ 93,766
Communications and Space
 Products...............      7,624      8,551     7,624    15,063
Engineered Materials....      8,243      9,144    16,545    18,098
                          ---------  ---------   -------  --------
                            $56,593  $  66,776   $85,595  $126,927
                          =========  =========   =======  ========
Operating (loss)
 earnings:
Defense.................  $   3,460  $   4,445   $ 5,911  $  9,691
Communications and Space
 Products...............     (7,476)       240    (7,476)     (775)
Engineered Materials....        355        794       994     1,658
                          ---------  ---------   -------  --------
                             (3,661)     5,479      (571)   10,574
Net interest expense....       (616)      (466)     (764)   (1,040)
Other, net..............        (75)        62        28       199
                          ---------  ---------   -------  --------
(Loss) earnings before
 income taxes...........  $  (4,352) $   5,075   $(1,307) $  9,733
                          =========  =========   =======  ========

   Merger-related costs attributable to the EDO-AIL Merger are included in the segments as follows:

                                               Six months ended Six months ended
                                                 July 1, 2000    June 30, 2001
                                               ---------------- ----------------
   Defense....................................      $1,563           $  898
   Communications and Space Products..........       6,980              208
   Engineered Materials.......................         400              212
                                                    ------           ------
     Total....................................      $8,943           $1,318
                                                    ======           ======

                        EDO CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                    Years Ended December 31
                                                    --------------------------
                                                     1998     1999      2000
                                                    -------  -------  --------
                                                     (in thousands, except
                                                       per share amounts)
Continuing Operations:
 Net sales......................................... $81,403  $97,936  $206,822
                                                    -------  -------  --------
 Costs and Expenses
  Cost of sales....................................  57,817   72,337   151,512
  Selling, general and administrative..............  11,649   13,602    29,205
  Research and development.........................   2,382    2,748     5,371
  Write-off of purchased in-process research and
   development and
   merger-related costs............................      --       --    11,495
  Litigation settlement income.....................  (2,200)      --        --
                                                    -------  -------  --------
                                                     69,648   88,687   197,583
                                                    -------  -------  --------
 Operating Earnings................................  11,755    9,249     9,239
 Non-operating Income (Expense)
  Interest income..................................   1,893    1,634     1,881
  Interest expense.................................  (2,321)  (2,419)   (4,319)
  Other, net.......................................    (100)     230      (216)
                                                    -------  -------  --------
                                                       (528)    (555)   (2,654)
                                                    -------  -------  --------
 Earnings before income taxes......................  11,227    8,694     6,585
 Income tax expense................................     880    2,610     5,264
                                                    -------  -------  --------
 Earnings from Continuing Operations...............  10,347    6,084     1,321
Discontinued Operations:
 (Loss) earnings from discontinued satellite
  products business, net of
  income tax benefit (expense).....................  (2,116)     609        --
 Loss on disposal (including provision of $530 for
  operating losses
  during phase-out period), net of income tax
  benefit..........................................      --   (4,673)       --
                                                    -------  -------  --------
 Loss from Discontinued Operations.................  (2,116)  (4,064)       --
                                                    -------  -------  --------
Net Earnings.......................................   8,231    2,020     1,321
Dividends on preferred shares......................   1,063    1,000       881
                                                    -------  -------  --------
Net Earnings Available for Common Shares........... $ 7,168  $ 1,020  $    440
                                                    -------  -------  --------
Earnings (loss) Per Common Share:
 Basic:
  Continuing operations............................ $  1.42  $  0.76  $   0.05
  Discontinued operations..........................   (0.33)   (0.61)       --
                                                    -------  -------  --------
Net Earnings....................................... $  1.09  $  0.15  $   0.05
                                                    -------  -------  --------
 Diluted:
  Continuing operations............................ $  1.21  $  0.65  $   0.05
  Discontinued operations..........................   (0.27)   (0.50)       --
                                                    -------  -------  --------
Net Earnings....................................... $  0.94  $  0.15  $   0.05
                                                    =======  =======  ========

          See accompanying Notes to Consolidated Financial Statements.

                        EDO CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                December 31
                                                             ------------------
                                                               1999      2000
                                                             --------  --------
                                                              (in thousands,
                                                             except share and
                                                                 per share
                                                                 amounts)
                          ASSETS
Current assets:
 Cash and cash equivalents.................................  $ 13,799  $  2,208
 Marketable securities.....................................    15,843    14,413
 Accounts receivable, less allowances of $232 in 1999 and
  $981 in 2000.............................................    32,818    69,023
 Inventories...............................................    12,188    24,914
 Deferred tax asset, net...................................     2,336     3,333
 Prepayments and other.....................................     2,299     4,840
                                                             --------  --------
   Total current assets....................................    79,283   118,731
                                                             --------  --------
Property, plant and equipment, net.........................    10,218    57,485
Notes receivable...........................................     1,450     3,254
Cost in excess of fair value of net assets acquired, net...     9,050    14,724
Other assets...............................................    16,351    20,060
Net assets of discontinued operations......................     8,139        --
                                                             --------  --------
                                                             $124,491  $214,254
                                                             --------  --------
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable and accrued liabilities..................  $ 23,108  $ 44,060
 Contract advances and deposits............................    19,153    31,719
 Current portion of note payable...........................       397       429
 Current portion of long-term debt.........................     1,515     4,971
                                                             --------  --------
   Total current liabilities...............................    44,173    81,179
                                                             --------  --------
Note payable...............................................       892       463
Long-term debt.............................................    26,250    37,800
Deferred income taxes, net.................................        --     1,239
ESOT loan obligation.......................................     7,429     5,781
Postretirement benefits obligations........................     3,402    19,973
Environmental obligation...................................     2,104     2,001
Shareholders' equity:
 Preferred shares, par value $1 per share (liquidation
  preference $213.71 per share or $10,521 in the aggregate
  in 2000), authorized 500,000 shares, 57,384 issued in
  1999 and 49,229 in 2000..................................        57        49
 Common shares, par value $1 per share, authorized
  25,000,000 shares,
  8,453,902 issued in 1999 and 15,007,096 issued in 2000...     8,454    15,007
 Additional paid-in capital................................    28,483    58,614
 Retained earnings.........................................    35,667    34,803
 Accumulated other comprehensive loss......................      (255)      (61)
                                                             --------  --------
                                                               72,406   108,412
Less: Treasury shares at cost (1,693,867 shares in 1999 and
    1,370,222 shares  in 2000).............................   (23,967)  (19,388)
  ESOT loan obligation.....................................    (7,429)   (5,781)
  Unearned ESOP shares.....................................        --   (15,782)
  Deferred compensation under Long-Term Incentive Plan.....      (769)     (423)
  Management group receivables.............................        --    (1,220)
                                                             --------  --------
   Total shareholders' equity..............................    40,241    65,818
                                                             --------  --------
                                                             $124,491  $214,254
                                                             ========  ========

          See accompanying Notes to Consolidated Financial Statements.

                        EDO CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                   1998             1999             2000
                              ---------------  ---------------  ---------------
                              Amount   Shares  Amount   Shares  Amount   Shares
                              -------  ------  -------  ------  -------  ------
                                             (in thousands)
Preferred shares
 Balance at beginning of
  year......................  $    65      65  $    61      61  $    57      57
 Shares converted to common
  shares....................       (4)     (4)      (4)     (4)      (8)     (8)
                              -------  ------  -------  ------  -------  ------
 Balance at end of year.....       61      61       57      57       49      49
                              -------  ------  -------  ------  -------  ------
Common shares
 Balance at beginning of
  year......................    8,454   8,454    8,454   8,454    8,454   8,454
 Shares issued for purchase
  of AlL Technologies,
  Inc.......................       --      --       --      --    6,553   6,553
                              -------  ------  -------  ------  -------  ------
 Balance at end of year.....    8,454   8,454    8,454   8,454   15,007  15,007
                              -------  ------  -------  ------  -------  ------
Additional paid-in capital
 Balance at beginning of
  year......................   32,546           30,142           28,483
 Exercise of stock options..     (645)            (112)            (141)
 Shares used for payment of
  directors' fees...........      (71)            (132)            (125)
 Purchase of AlL
  Technologies, Inc.........       --               --           33,733
 Shares used for Long-Term
  Incentive Plan............     (369)              --             (432)
 Conversion of preferred
  shares to common shares...   (1,319)          (1,415)          (3,227)
 ESOP shares committed to be
  released..................       --               --              323
                              -------          -------          -------
 Balance at end of year.....   30,142           28,483           58,614
                              -------          -------          -------
Retained earnings
 Balance at beginning of
  year......................   27,641           35,294           35,667
 Net earnings...............    8,231            2,020            1,321
 Common share dividends
  (11.5 cents, 12 cents and
  12 cents per share in
  1998, 1999 and 2000,
  respectively).............     (755)            (806)          (1,428)
 Dividends on preferred
  shares....................   (1,063)          (1,000)            (881)
 Tax benefit of unallocated
  preferred share
  dividends.................    1,240              159              124
                              -------          -------          -------
 Balance at end of year.....   35,294           35,667           34,803
                              -------          -------          -------
Accumulated other
 comprehensive loss
 Balance at beginning of
  year......................       --               --             (255)
 Unrealized (loss) gain on
  marketable securities, net
  of income tax.............       --             (255)             194
                              -------          -------          -------
 Balance at end of year.....       --             (255)             (61)
                              -------          -------          -------
Treasury shares at cost
 Balance at beginning of
  year......................  (29,201) (2,054) (25,775) (1,822) (23,967) (1,694)
 Shares used for exercise of
  stock options.............      998      62      149      11      280      20
 Shares used for payment of
  directors' fees...........      167      11      240      17      251      18
 Shares used for Long-Term
  Incentive Plan............      938      66       --      --      813      57
 Shares used for conversion
  of preferred shares.......    1,323      93    1,419     100    3,235     229
                              -------  ------  -------  ------  -------  ------
 Balance at end of year.....  (25,775) (1,822) (23,967) (1,694) (19,388) (1,370)
                              -------  ------  -------  ------  -------  ------
ESOT loan obligation
 Balance at beginning of
  year......................  (10,368)          (8,955)          (7,429)
 Repayments made during
  year......................    1,413            1,526            1,648
                              -------          -------          -------
 Balance at end of year.....   (8,955)          (7,429)          (5,781)
                              -------          -------          -------
Deferred compensation under
 Long-Term Incentive Plan
 Balance at beginning of
  year......................   (1,002)          (1,170)            (769)
 Shares used for Long-Term
  Incentive Plan............     (569)              --             (392)
 Amortization of Long-Term
  Incentive Plan deferred
  expense...................      401              401              738
                              -------          -------          -------
 Balance at end of year.....   (1,170)            (769)            (423)
                              -------          -------          -------
Unearned ESOP Compensation
 Balance at beginning of
  year......................       --               --               --
 Purchase of AlL
  Technologies, Inc.........       --               --          (17,302)
 ESOP compensation expense..       --               --            1,520
                              -------          -------          -------
 Balance at end of year.....       --               --          (15,782)
                              -------          -------          -------
Management Group Receivables
 Balance at beginning of
  year......................       --               --               --
 Purchase of AlL
  Technologies, Inc.........       --               --           (1,220)
                              -------          -------          -------
 Balance at end of year.....       --               --           (1,220)
                              -------          -------          -------
Total Shareholders' Equity..  $38,051          $40,241          $65,818
                              -------          -------          -------
Comprehensive income
 Net earnings...............  $ 8,231          $ 2,020          $ 1,321
 Unrealized (loss) gain on
  marketable securities, net
  of income tax benefit of
  $131 in 1999 and expense
  of $100 in 2000...........       --             (255)             194
                              -------          -------          -------
 Comprehensive income.......  $ 8,231          $ 1,765          $ 1,515
                              -------          -------          -------

          See accompanying Notes to Consolidated Financial Statements.

                        EDO CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      Years Ended December 31
                                                      -------------------------
                                                       1998     1999     2000
                                                      -------  -------  -------
                                                          (in thousands)
Operating Activities:
Earnings from continuing operations.................  $10,347  $ 6,084  $ 1,321
Adjustments to earnings to arrive at cash provided
 by continuing operations:
 Depreciation.......................................    2,004    2,572    7,740
 Amortization.......................................      339      818    1,701
 Deferred tax (benefit) expense.....................      (50)     740    1,292
 Write-off of purchased in-process research and
  development.......................................       --       --    6,700
 Bad debt expense...................................       98       --      287
 Gain on repurchase of debentures...................       --     (147)    (215)
 Gain on sale of property, plant and equipment......       --       --       (7)
 Deferred compensation expense......................      401      401      738
 ESOP compensation expense..........................       --       --    1,843
 Common shares issued for directors' fees...........       96      108      126
 Changes in operating assets and liabilities,
  excluding effects of acquisitions:
 Accounts receivable................................   (7,886)  (1,796)  (4,388)
 Inventories........................................   (2,871)  (2,938)  (2,214)
 Prepayments and other assets.......................    1,274   (5,050)  (1,825)
 Accounts payable, accrued liabilities and other....     (469)  (1,062) (11,923)
 Contract advances and deposits.....................      870    5,564    8,116
                                                      -------  -------  -------
Cash provided by continuing operations..............    4,153    5,294    9,292
Net cash provided by discontinued operations........    4,461    5,952       --
Investing Activities:
 Purchase of plant and equipment....................   (3,133)  (4,032)  (3,861)
 Payments received on notes receivable..............      675      575      168
 Proceeds from sale of property, plant and
  equipment.........................................       --       --    4,569
 Proceeds from sale of discontinued operations......       --       --    8,641
 Cash paid for acquisitions, net of cash acquired...   (5,648)  (2,638) (15,004)
 Sale (purchase) of marketable securities...........    2,332   (4,709)   1,723
                                                      -------  -------  -------
Cash used by investing activities...................   (5,774) (10,804)  (3,764)
Financing Activities:
 Proceeds from exercise of stock options............      353       37      139
 Borrowings under line of credit....................       --       --    9,000
 Repayments of borrowings under line of credit......       --       --  (18,000)
 Repayments of long-term debt.......................       --       --   (3,570)
 Repurchase of debentures...........................       --   (1,405)  (1,879)
 Payment made on note payable.......................       --   (5,460)    (500)
 Payment of common share cash dividends.............     (755)    (806)  (1,428)
 Payment of preferred share cash dividends..........   (1,063)  (1,000)    (881)
                                                      -------  -------  -------
Cash used by financing activities...................   (1,465)  (8,634) (17,119)
                                                      -------  -------  -------
Net increase (decrease) in cash and cash
 equivalents........................................    1,375   (8,192) (11,591)
Cash and cash equivalents at beginning of year......   20,616   21,991   13,799
                                                      -------  -------  -------
Cash and cash equivalents at end of year............  $21,991  $13,799  $ 2,208
                                                      -------  -------  -------
Supplemental disclosures:
 Cash paid for:
 Interest...........................................  $ 2,052  $ 2,002  $ 3,500
 Income Taxes.......................................  $ 1,386  $ 2,126  $ 3,756

          See accompanying Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1998, 1999 and 2000

(1) Summary of Significant Accounting Policies

(a) Principles of Consolidation and Business

The consolidated financial statements include the accounts of EDO Corporation and all wholly-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

   The Company operates in three segments: Defense, Communications and Space Products and Engineered Materials (Note 19). The Company discontinued its former satellite products business (Barnes Engineering Company) in 1999 (Note
3).

(b) Cash Equivalents

The Company considers all securities with an original maturity of three months or less at the date of acquisition to be cash equivalents.

(c) Revenue Recognition

Sales under long-term, fixed-price contracts, including pro-rata profits, are generally recorded based on the relationship of costs incurred to date to total projected final costs or, alternatively, as deliveries are made or services are provided. These projections are revised throughout the lives of the contracts and adjustments to profits resulting from such revisions are made cumulative to the date of change, which may affect current period earnings. Estimated losses on long-term contracts are recorded when identified. Sales under cost reimbursement contracts are recorded as costs are incurred. Sales on other than long-term contract orders (principally commercial products) are recorded as shipments are made.

(d) Inventories

Inventories under long-term contracts and programs reflect all accumulated production costs, including factory overhead, initial tooling and other related costs (including general and administrative expenses relating to certain of the Company's defense contracts), less the portion of such costs charged to cost of sales. Inventory costs in excess of amounts recoverable under contracts are charged to cost of sales when they become known. All other inventories are stated at the lower of cost (principally first-in, first-out method) or market.

   Inventoried costs related to certain of the Company's product lines include quantities beyond what is required for orders under contracts. These costs are incurred to help maintain stable and efficient production schedules. The Company believes that sufficient markets exist for these product lines and that no loss will be incurred upon disposition.

   Under the contractual arrangements by which progress payments are received, the United States Government has a title to or a security interest in the inventories identified with related contracts.

(e) Depreciation and Amortization

Property, plant and equipment are stated at cost. Depreciation and amortization have been provided primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease periods.

   Deferred financing costs are amortized on a straight-line basis over the life of the related financing. The unamortized balances of $1,058,000 and $1,066,000 are included in other assets at December 31, 1999 and 2000, respectively.

(f) Long-Lived Assets

Intangible assets are stated at cost. The excess of the total acquisition costs over the fair value of net assets acquired of approximately $16.0 million ($14.7 million, net of accumulated amortization at December 31, 2000) is being amortized on a straight-line basis over fifteen to twenty years.

   The carrying values of intangible and other long-lived assets are periodically reviewed to determine if any impairment indicators are present. If it is determined that such indicators are present and the review indicates that the assets will not be recoverable, based on the undiscounted estimated cash flows over the remaining amortization and depreciation period, their carrying values are reduced to estimated fair value. Impairment indicators include, among other conditions, cash flow deficits, an historic or anticipated decline in

                        December 31, 1998, 1999 and 2000

revenue or operating profit, adverse legal or regulatory developments, accumulation of costs significantly in excess of amounts originally expected to acquire the asset and a material decrease in the fair value of some or all of the assets. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. No such impairment exists at December 31, 2000.

(g) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Treasury Shares

Common shares held as treasury shares are recorded at cost, with issuances from treasury recorded at average cost. Treasury shares issued for directors' fees are recorded as an expense for an amount equal to the fair market value of the common shares on the issuance date.

(i) Financial Instruments

The fair value and book value of the Company's 7% Convertible Subordinated Debentures Due 2011 and ESOT obligation at December 31, 1999 were $31,429,000 and $35,194,000, respectively (Notes 9 and 10), and at December 31, 2000 were $28,781,000 and $31,452,000, respectively. The net carrying value of notes receivable approximates fair value based on current rates for comparable commercial mortgages. The fair values of the environmental obligation (Note 18) and notes payable approximate their carrying values since they have been discounted.

  The fair values of all other financial instruments approximate book values because of the short-term maturities of these instruments.
(j) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Among the more significant estimates included in these consolidated financial statements are the estimated costs to complete contracts in process, the estimated remediation costs related to the environmental matter discussed in
Note 18 and the collectability of receivables. Actual results could differ from these and other estimates.

(k) Stock-Based Compensation

The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Under APB 25, because the exercise price of the Company's stock options is set equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

(l) Accounting for Derivative Instruments and Hedging Activities

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" and on June 15, 2000, issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment to FASB Statement No. 133." These statements establish methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company is required to adopt these statements in the first quarter of 2001. The Company has assessed the impact of these statements on its consolidated financial statements and believes that the effect of the adoption of these statements will not be material to the Company's operating results or financial position.

                        December 31, 1998, 1999 and 2000

(m) Reclassifications

Certain reclassifications have been made to prior year presentations to conform to current year presentation.

(2) Acquisitions

A wholly-owned subsidiary of the Company merged with AIL Technologies, Inc.
(AIL) on April 28, 2000 (the "EDO-AIL merger"). In connection with the EDO-AIL merger, the Company issued 6,553,194 of its common shares valued at $39.4 million, and made cash payments aggregating $13.3 million in exchange for all of the outstanding common and preferred shares of AIL. In addition, the Company incurred $2.7 million of transaction costs. The merger was accounted for using the purchase method and is included in the Company's results of operations since the date of acquisition. The transaction resulted in goodwill of $6.8 million, which is being amortized over fifteen years.

   Associated with this merger and included in operating earnings in 2000 are $6.7 million of a write-off of purchased in-process research and development ("IPR&D"), described more fully below, $1.5 million of severance costs, and $3.3 million of other merger-related costs. Such costs are included in write-off of purchased in-process research and development and merger-related costs in the accompanying consolidated statement of earnings. The $1.5 million of severance costs pertains to an AIL employee group of approximately 200. As of December 31, 2000, $0.6 million has been paid and $0.9 million is recorded in accounts payable and accrued liabilities.

   The IPR&D relates to a project that had not reached technological feasibility and had no alternative future uses, and thus, the amounts allocated to the project were expensed as of the date of acquisition. The development project related to a generic satellite sub-system called a Ku-Ku Band Down Converter for a fixed satellite service market. The converter represents a single channel providing signal conversion from uplink frequencies in the 14GHz range to the downlink frequencies in the 12GHz range. At the time of the EDO-AIL merger, it was estimated that 90% of the development effort had been completed and the remaining development effort would take approximately six months to complete, with a cost of approximately $1.0 million.

   The income approach was utilized for the valuation analysis of the IPR&D. This approach focused on the income-producing capability of the asset, which was based on relative market sizes, growth factors and expected trends in technology. This approach also included analysis of the stage of completion of the project, estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present value using a rate commensurate with the relative risk levels. The rate used in discounting the net cash flows from the IPR&D was 25%.

   The efforts required to develop the in-process technology of this project into commercially viable products principally relate to the completion of planning, designing, prototyping, and testing functions that are necessary to establish that the down converter produced will meet its design specifications, including technical performance features and functional requirements. The Company has reviewed its projections of revenues and estimated costs of completion and has compared these projections with results through December 31, 2000. In the aggregate, the expense projections have increased approximately $0.5 million from the original forecasts.

   Unaudited pro forma results of operations, assuming the EDO-AIL merger had been completed at the beginning of each period, which include adjustments to interest expense, amortization expense and income tax expense are as follows:

                         1999      2000
                         ----      ----
                          (unaudited)
                        (in thousands)
Net sales from
 continuing
 operations..........  $244,008  $250,080
Net loss from
 continuing
 operations available
 for common shares...  $ (1,464) $ (1,961)
Basic loss per common
 share from
 continuing
 operations..........  $  (0.14) $  (0.18)

                        December 31, 1998, 1999 and 2000


   The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had this merger been completed at the beginning of the periods, or of the results which may occur in the future.

   In November 1999, the Company acquired the outstanding stock of M.Technologies Inc., an integrator of aircraft weapons and avionics systems, for $3.0 million in cash paid at closing and $1.5 million to be paid over three years. The note payable ($892,000 at December 31, 2000) has been recorded at its present value in the accompanying consolidated balance sheet at an interest rate of 8% as of December 31, 2000. The acquisition has been accounted for as a purchase, and accordingly, the operating results of M.Technologies have been included in the Company's consolidated financial statements since the date of acquisition. The excess of the purchase price over the fair market value of net assets acquired of approximately $4.4 million is being amortized over fifteen years. On a pro forma basis, had the M.Technologies acquisition taken place as of the beginning of 1999, results of operations for that period would not have been materially affected.

   In July 1998, the Company acquired substantially all of the assets of the Technology Services Group of Global Associates, Ltd., now operating as EDO Technology Services and Analysis (EDO TSA), for $4.2 million in cash. EDO TSA provides technical services to various agencies of the U.S. Department of Defense. The acquisition has been accounted for as a purchase and, accordingly, the operating results of EDO TSA have been included in the Company's consolidated financial statements since the date of acquisition. The excess of the purchase price over the fair market value of net assets acquired of approximately $2.1 million is being amortized over fifteen years.

   In December 1998, the Company acquired all of the stock of Specialty Plastics, Inc., now operating as EDO Specialty Plastics, in exchange for a $5.5 million note, which was paid in January 1999. EDO Specialty Plastics manufactures and installs lightweight fiber composite pipe for use on offshore, deep-water oil production platforms. The acquisition has been accounted for as a purchase and, accordingly, the operating results of EDO Specialty Plastics have been included in the Company's consolidated financial statements since the date of acquisition. The excess of the purchase price over the fair market value of net assets acquired of approximately $2.6 million is being amortized over twenty years.

   In December 1998, the Company acquired the assets of Zenix Products Inc. (Zenix) for approximately $0.7 million in cash. In addition, the Company is required to pay the sellers a royalty of five percent of future sales, up to a maximum of $1.2 million. Zenix manufactures ferrite and dielectric ceramics for the wireless communications base station industry.

(3) Discontinued Operations

In November 1999, the Board of Directors of the Company approved the decision to sell its satellite products business (Barnes Engineering Company), which sale was completed on January 31, 2000. The sale price of $10.0 million was subject to adjustment relating to changes in net assets of the business from July 31, 1999 through the closing date, which resulted in a decrease of approximately $1.3 million. In addition, the Company has agreed to indemnify the buyer for certain contract-related costs aggregating an estimated $2.3 million. The estimated adjustment for the changes in net assets and the estimated indemnification costs were included in the loss on disposal of the satellite products business in 1999. During 2000, approximately $1.7 million of costs were incurred. The remaining liability at December 31, 2000 of $0.6 million is included in accounts payable and accrued liabilities (Note 8).

   The revenues, costs and expenses, assets and liabilities, cash flows and backlog associated with the satellite products business have been excluded from the respective captions in the accompanying consolidated financial statements.

   In 1999, the estimated loss on disposal is net of aggregate settlement and curtailment gains of $950,000 and $47,000 relating to the impact of the disposal on the Company's pension and

                        December 31, 1998, 1999 and 2000

postretirement benefit plans, respectively. In addition, the net (loss) earnings from discontinued operations prior to the measurement date and the estimated loss on disposal are reflected in the accompanying consolidated statements of earnings net of the related income tax benefit (expense). In 1998, the loss from discontinued operations is net of a $180,000 tax benefit. In 1999, the earnings from discontinued operations are net of a $261,000 tax expense, and the estimated loss on disposal is net of a $1,833,000 tax benefit. Summarized financial information for the discontinued operations is as follows:

                                                              1998     1999
                                                             -------  -------
Net sales................................................... $14,657  $14,123
Net (loss) earnings.........................................  (2,116)     609
                                                                       1999
                                                                      -------
Current assets (primarily accounts receivable)..............          $ 5,906
Noncurrent assets (primarily plant and equipment and
 goodwill)..................................................            3,968
Current liabilities.........................................           (1,735)
                                                                      -------
Net assets of discontinued operations.......................          $ 8,139
                                                                      =======

(4) Marketable Securities

The Company determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. All marketable securities are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Realized gains and losses, interest and dividends and declines in value judged to be other-than-temporary are included in interest income (expense). The cost of securities sold is based on the specific identification method. The following is a summary of the fair value of available-for-sale securities at December 31:

                                                                  1999    2000
                                                                 ------- -------
                                                                 (in thousands)
Corporate bonds................................................  $ 5,320 $ 5,459
Obligations of U.S. Government Agencies........................    4,345   4,484
Mutual funds...................................................    5,211   3,488
Mortgage-backed securities.....................................      967     982
                                                                 ------- -------
 Total.........................................................  $15,843 $14,413
                                                                 ======= =======

   The available-for-sale debt securities have maturities ranging from July 2002 to March 2004.

(5) Accounts and Notes Receivable

Accounts receivable included $18,407,000 and $37,060,000 at December 31, 1999 and 2000, respectively, representing unbilled revenues. Substantially all of the unbilled balances at December 31, 2000 will be billed and are expected to be collected during 2001. Total receivables due from the United States government, either directly or as a subcontractor to a prime contractor with the government, were $16,897,000 and $22,364,000 at December 31, 1999 and 2000,
respectively.

   Notes receivable at December 31, 2000 include $2,500,000 which relates to the sale of the Company's College Point facility in January 1996, of which $375,000 is included in current assets. The notes are due in equal quarterly amounts through September 2004 with a final payment of $1,300,000 due on December 31, 2004 and bear interest at 7%. The notes receivable are secured by a mortgage on the facility. Also included in notes receivable at December 31, 2000 is $1,182,000 related to the sale of certain parcels of land and a building at the Company's AIL subsidiary in June 2000, of which $52,000 is included in current assets. The gain on the sale was not material as the carrying value approximated the sales value.

(6) Inventories

Inventories are summarized by major classification as follows at December 31, 1999 and 2000:

                                                                 1999    2000
                                                                ------- -------
                                                                (in thousands)
Raw material and supplies...................................... $ 4,475 $ 7,431
Work-in-process................................................   7,182  16,170
Finished goods.................................................     531   1,313
                                                                ------- -------
                                                                $12,188 $24,914
                                                                ======= =======

                        December 31, 1998, 1999 and 2000


(7) Property, Plant and Equipment, Net

The Company's property, plant and equipment at December 31, 1999 and 2000, and their related useful lives are summarized as follows:

                                                     1999    2000      Life
                                                    ------- ------- -----------
                                                    (in thousands)
Land............................................... $    -- $18,080
Buildings and improvements.........................      --  26,244       10-30
Machinery and equipment............................  28,568  39,859  3-19 years
Leasehold improvements.............................   8,789  10,245 Lease terms
                                                    ------- ------- -----------
                                                     37,357  94,428
Less accumulated depreciation and amortization.....  27,139  36,943
                                                    ------- -------
                                                    $10,218 $57,485
                                                    ======= =======

(8)Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following at December 31, 1999 and 2000:

                                                                 1999    2000
                                                                ------- -------
                                                                (in thousands)
Trade payables................................................. $ 4,065 $ 5,463
Employee compensation and benefits.............................   3,596  13,474
Income taxes payable...........................................   3,410   6,604
Current portion of environmental obligation....................     434     369
Indemnification liability......................................   2,280     577
Other..........................................................   9,323  17,573
                                                                ------- -------
                                                                $23,108 $44,060
                                                                ======= =======

(9) Long-Term Debt and Line of Credit

Long-term debt of the Company at December 31, 2000 consisted of the 7% Convertible Subordinated Debentures Due 2011 that were issued in November 1986 and term debt under the Company's credit facility. At December 31, 1999, long-term debt was comprised solely of the debentures. The debentures are convertible at the rate of 45.45 common shares for each $1,000 principal amount, which is equivalent to $22 per share. Debentures are redeemable at the option of the Company at par and at the option of the holder under certain circumstances involving a change in control of the Company. The Company is required to make sinking fund payments of $1,750,000 per year. During 1999 and 2000, the Company purchased $1.6 million and $2.1 million, respectively, of the debentures for $1.4 million and $1.9 million, respectively, and recognized a gain of $0.2 million and $0.2 million, respectively, which is included in other non-operating income in the accompanying consolidated statement of earnings. As of December 31, 2000, the Company had $579,000 of these debentures remaining in treasury, which may be used to satisfy a portion of the sinking fund requirements for 2001. The remaining amount due in 2001 of $1,171,000 is reflected in the current portion of long-term debt. The carrying value of the debentures as of December 31, 2000 is $25,671,000. The Company estimates the fair value of the debentures as of December 31, 2000 to be approximately $23,000,000 based on yields of comparable financial instruments and recent transactions.

During the third quarter of 2000, the Company entered into a $69.0 million long-term credit facility with a consortium of banks co-led by Mellon and EAB. The credit facility includes $19.0 million in five-year term debt, payable in quarterly installments of $950,000, and $50.0 million in revolving debt. Proceeds from the term debt were used to repay then existing term debt acquired as a result of the EDO-AIL merger. The agreement expires on June 30, 2005 and provides that the portion available for potential cash borrowings from revolving debt be reduced by the amount of outstanding letters of credit. As of December 31, 2000, the Company has outstanding approximately $20.2 million of letters of credit. Borrowings under the agreement bear interest based on LIBOR plus applicable margin of up to 2.00% depending on the consolidated leverage ratio as defined in the agreement. There are certain covenants placed on the Company that require that several predetermined ratios be maintained. At December 31, 2000, the Company was in compliance with such covenants. In addition, payments of quarterly common share dividends are limited to 50% of consolidated net income in the preceding calendar quarter. This obligation is secured by the Company's accounts receivable, inventory, machinery and equipment. Borrowings under this agreement are senior to the debentures described above. As of December 31, 2000, the Company has $17.1 million of term debt outstanding, of which $3.8 million is included in the current portion of long-term debt.

                        December 31, 1998, 1999 and 2000


   Principal maturities of the term loan and sinking fund requirements for the debentures for the years ending December 31 are as follows:

   2001...................  $ 4,971
   2002...................    5,550
   2003...................    5,550
   2004...................    5,550
   2005...................    3,650
   Thereafter.............   17,500
                            -------
    Total.................  $42,771
                            =======

   The Company and a bank have an interest rate swap arrangement which extends through September 30, 2002. Pursuant to the agreement, a portion of the Company's term loan will be fixed at 5.99% interest. Gains and losses resulting from the interest rate swap arrangement are recorded as adjustments to interest expense in the period to which they relate.

(10) Employee Stock Ownership Plan and Trust

The Company sponsors two Employee Stock Ownership plans: the existing EDO Employee Stock Ownership Plan ("EDO ESOP"); and the AIL Employee Stock Ownership Plan ("AIL ESOP") that was acquired in connection with the EDO-AIL merger. These two plans were merged into a single plan effective as of January 1, 2001 ("merged ESOP"), and the existing preferred shares from the former EDO ESOP were converted into 1,067,281 common shares as of March 8, 2001. The merged ESOP provides retirement benefits to substantially all employees. A discussion of each prior plan follows.

                                    EDO ESOP

During 1988, the EDO Employee Stock Ownership Trust ("EDO ESOT") purchased 89,772 preferred shares from the Company for approximately $19,185,000. The preferred shares are being allocated to employees through 2003 on the basis of compensation. The preferred shares provide for dividends of 8% per annum, which are deductible by the Company for Federal and state income tax purposes. The tax benefit that is attributable to unallocated preferred shares is reflected as an increase to retained earnings. Each unallocated preferred share is convertible at its stated conversion rate into 10 common shares. Allocated preferred shares are convertible at the greater of the stated conversion rate or the fair value of each preferred share ($185 at December 31, 2000) divided by the current market price of each common share. As of December 31, 2000, 71,270 preferred shares have been allocated, 18,502 preferred shares remained unallocated, and 40,543 of the allocated preferred shares have been converted into 1,111,398 common shares. Until converted, each preferred share is entitled to 12.3 votes. The preferred shares are entitled to vote on all matters presented to holders of common shares voting together as a class, except that certain amendments and mergers could entitle the holders of preferred shares to vote separately as a class. Upon redemption, preferred shares will be exchanged for common shares, which will vote along with all other outstanding common shares. The EDO ESOP provides for pass-through of voting rights to the EDO ESOP participants and beneficiaries.

   The EDO ESOT purchased the preferred shares from the Company using the proceeds of a borrowing guaranteed by the Company. The EDO ESOT services this obligation with the dividends received on the preferred shares and any additional contributions from the Company as required. Principal and interest payments on the note of the EDO ESOT are to be made in quarterly installments through 2003. Interest is charged at 82% of the prime lending rate. During 1998, 1999 and 2000, respectively, the Company's cash contributions and dividends on the preferred shares were used to repay principal of $1,413,000, $1,526,000 and $1,648,000 and pay interest of $693,000, $541,000 and $504,000.
The guarantee agreement provides that, if the Company is in default under the revolving line of credit agreement described in Note 9, such default will also be considered a default under the guarantee agreement, permitting the lender to demand payment of the full amount of the borrowing. The guarantee agreement also provides that the Company may be obligated to prepay the EDO ESOT loan through redemption of the preferred shares at $213.71 per share upon the occurrence of certain prepayment events.

                        December 31, 1998, 1999 and 2000


   The EDO ESOT's borrowing guaranteed by the Company is reflected as a liability on the accompanying consolidated balance sheets with an equal amount as a reduction of shareholders' equity, offsetting the increase in the capital stock accounts. As the principal portion of the note is repaid through 2003, the liability and the EDO ESOT loan obligation, included in shareholders' equity, will be reduced concurrently. During 1998, 1999 and 2000, respectively, cash contributions of $1,020,000, $1,048,000 and $1,232,000 were made to the EDO ESOP and were recorded as compensation expense. As of December 31, 2000, there were 180,363 common shares in the EDO ESOP.

   The fair value of the EDO ESOT obligation approximates book value since the interest rate is prime-based and accordingly is adjusted for market rate fluctuations.

                                    AIL ESOP

   The AIL ESOP held AIL common shares prior to the EDO-AIL merger which were converted to EDO common shares. The cost basis of the unearned AIL ESOP shares are recorded as a reduction to shareholders' equity, offsetting the increase in the capital stock accounts. As AIL ESOP shares are committed to be released to plan participants, the earned AIL ESOP shares are released from the unearned AIL ESOP shares account based on the cost of the shares to the AIL ESOP. The allocation to participants is based on (i) $600 per employee at the market value of the common shares and (ii) pro rata based on compensation. Compensation expense is recorded based on the market value of the Company's common shares. The Company records the difference between the market value of shares committed to be released and the cost of these shares to the AIL ESOP to additional paid-in capital.

   The Company recorded compensation expense of approximately $1.8 million subsequent to the EDO-AIL merger and contributed approximately $2.0 million to the AIL ESOP to cover the AIL ESOP's debt service requirements. At December 31, 2000, the 2,519,533 unearned AIL ESOP shares that have not been committed to be released have an aggregate market value of approximately $18.6 million.

(11) Income Taxes

The 1998, 1999 and 2000 provision for income taxes for continuing operations comprised the following amounts:

                                                            1998   1999   2000
                                                            ----  ------ ------
                                                              (in thousands)
Federal
 Current................................................... $930  $1,870 $3,042
 Deferred..................................................  (50)    740  1,539
                                                            ----  ------ ------
subtotal Federal........................................... $880  $2,610 $4,581
                                                            ----  ------ ------
State
 Current................................................... $ --  $   -- $  930
 Deferred..................................................   --      --   (247)
                                                            ----  ------ ------
subtotal State............................................. $ --  $   -- $  683
                                                            ----  ------ ------
Total...................................................... $880  $2,610 $5,264
                                                            ====  ====== ======

   For the years ended 1998 and 1999, state franchise and alternative minimum taxes were recorded in selling, general and administrative expenses in the amount of $586,000 and $482,000, respectively.

   The effective income tax rate differed from the statutory Federal income tax rate for the following reasons:

                           Percentage of
                          Pretax Earnings
                          -----------------
                          1998   1999  2000
                          -----  ----  ----
Tax at statutory rate...   34.0% 34.0% 34.0%
State taxes net of
 Federal benefit........     --    --   9.3
Write-off of purchased
 in-process research and
 development............     --    --  34.6
Non-deductible
 goodwill...............     --    --   3.8
Preferred share
 dividends..............   (2.0) (2.1) (2.6)
Decrease in valuation
 allowance..............  (16.0)   --    --
Foreign sales
 corporation benefit....   (1.7) (3.3) (2.1)
Other, net..............   (6.5)  1.4   2.9
                          -----  ----  ----
Effective income tax
 rate...................    7.8% 30.0% 79.9%
                          =====  ====  ====

                        December 31, 1998, 1999 and 2000


   The items that comprise the significant portions of deferred tax assets and liabilities as of December 31, 1999 and 2000 are as follows:

                                                               1999     2000
                                                              -------  -------
                                                              (in thousands)
Deferred Tax Assets
Postretirement benefits obligation other than pensions....... $ 1,157  $ 5,936
Federal tax credits related to R&D and alternative minimum
 tax.........................................................   3,797    2,043
Executive compensation and other.............................      --      902
Deferred revenue.............................................      --    1,815
Loss on sale of discontinued operations......................   1,666       --
Deferred compensation........................................   1,723    2,021
Capital loss carryforwards...................................     976       --
Inventory valuation..........................................     573    1,979
Other........................................................   1,158    1,686
                                                              -------  -------
Total deferred tax assets....................................  11,050   16,382
Less: Valuation allowance....................................    (976)      --
                                                              -------  -------
                                                               10,074   16,382
Deferred Tax Liabilities
Depreciation and amortization................................   1,781    9,944
Identifiable intangible asset................................     725      828
Prepaid pension asset........................................   3,623    2,296
Prepaid real estate taxes....................................      --      460
Other........................................................   1,609      760
                                                              -------  -------
Total deferred tax liabilities...............................   7,738   14,288
                                                              -------  -------
Net deferred tax asset....................................... $ 2,336  $ 2,094
                                                              =======  =======

   Research and development credits expire in the years 2008 and 2009. A valuation allowance had been established at December 31, 1999 for the portion of the deferred tax asset representing capital loss carryforwards. Such carryforwards have expired in 2000.

(12) Shareholders' Equity

At various times beginning in 1983, the Board of Directors has authorized and subsequently increased by amendments, a plan to purchase an aggregate amount of 4,190,000 common shares. As of December 31, 2000, the Company had acquired approximately 3,957,000 common shares in open market transactions at prevailing market prices. Approximately 2,589,000 of these shares have been used for various purposes, including: conversion of preferred shares; contributions of common shares to the EDO ESOP; grants pursuant to the Company's Long-Term Incentive Plans; payment of directors' fees; partial payment of a 50% stock dividend; and stock options exercised. As of December 31, 1999 and 2000, respectively, the Company held 1,693,867 and 1,370,222 common shares in its treasury for future use.

   At December 31, 2000, the Company had reserved, authorized and unissued common shares for the following purposes:

                                                                        Shares
                                                                       ---------
Conversion of 7% Convertible Subordinated Debentures Due 2011......... 1,166,747
Stock option and long-term incentive plans............................ 1,270,675
Conversion of preferred shares........................................   993,000
                                                                       ---------
                                                                       3,430,422
                                                                       =========

(13) Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                                           1998   1999   2000
                                                          ------ ------ -------
                                                             (in thousands)
Numerator:
Earnings from continuing operations available for common
 shares.................................................  $9,284 $5,084 $   440
Impact of assumed conversion of preferred shares........     125    153     119
                                                          ------ ------ -------
Numerator for diluted calculation.......................  $9,409 $5,237 $   559
                                                          ------ ------ -------
Denominator:
Denominator for basic calculation.......................   6,549  6,701   9,601
Dilutive effect of stock options........................     155     56      68
Dilutive effect of conversion of preferred shares.......   1,081  1,275     993
                                                          ------ ------ -------
Denominator for diluted calculation.....................   7,785  8,032  10,662
                                                          ====== ====== =======

   The assumed conversion of the convertible debentures was anti-dilutive for all periods presented.

(14) Stock Plans

The Company has granted nonqualified stock options to officers, directors and other key employees under plans approved by the shareholders in 1996 and 1997, which replaced all previous stock

                        December 31, 1998, 1999 and 2000

option and long-term incentive plans, for the purchase of its common shares at the fair market value of the common shares on the dates of grant. Options under the 1996 plan generally become exercisable on the third anniversary of the date of the grant and expire on the tenth anniversary of the date of the grant. The 1996 plan will expire in 2005. Options under the 1997 plan, which pertains only to non-employee directors, are immediately exercisable and expire on the tenth anniversary of the date of the grant. The 1997 plan will expire in 2006.
   Changes in options outstanding are as follows:

                                      1998                            1999                            2000
                         ------------------------------- ------------------------------- -------------------------------
                         Weighted Average Shares Subject Weighted Average Shares Subject Weighted Average Shares Subject
                          Exercise Price    to Option     Exercise Price    to Option     Exercise Price    to Option
                         ---------------- -------------- ---------------- -------------- ---------------- --------------
Beginning of year.......      $ 6.55         688,950          $6.72          680,950          $6.61           612,350
Options granted.........        8.66         100,750           8.42           21,000           6.58           428,121
Options exercised.......        6.29         (87,600)          3.42          (10,500)          4.87           (19,775)
Options
 expired/cancelled......       11.21         (21,150)          8.43          (79,100)          7.46          (172,485)
                                             -------                         -------                         --------
End of year.............      $ 6.72         680,950          $6.61          612,350          $6.46           848,211
                                             =======                         =======                         ========
Exercisable at year
 end....................                                                                      $6.03           517,795
                                                                                                             ========

   The options outstanding as of December 31, 2000 are summarized as follows:

                       Weighted                                                         Weighted
 Range of              Average                         Number of                         Average
 Exercise              Exercise                         Options                         Remaining
  Prices                Price                         Outstanding                         Life
 --------              --------                       -----------                       ---------
$3.07-5.69              $3.81                           147,500                          4 years
 6.13-8.69               7.01                           695,711                          7 years
      9.09               9.09                             5,000                          7 years
                                                        -------
                                                        848,211
                                                        =======

   The 1996 plan also provides for restricted common share long-term incentive awards as defined under the plan. All common shares authorized under the previous plans not yet awarded were canceled upon the approval of the 1996 plan. As of December 31, 2000, plan participants had been awarded 358,500 restricted common shares. Deferred compensation is recorded for the fair value of the restricted common share awards on the date of grant and is amortized over the five-year period the related services are provided. The amount charged to operations in 1998, 1999 and 2000 was $401,000, $401,000 and $738,000,
respectively. As of December 31, 2000, 422,464 shares are available for additional awards.

   The per share weighted-average fair value of stock options granted was $2.58, $3.17 and $3.22 in 1998, 1999 and 2000, respectively, on the dates of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1998--expected dividend yield of 1.4%, risk free interest rate of 5.0%, expected stock volatility of 20%, and an expected option life of 7 1/2 years; 1999--expected dividend yield of 2.0%, risk free interest rate of 6.5%, expected stock volatility of 30%, and an expected option life of 7 1/2 years; 2000--expected dividend yield of 1.3%, risk free interest rate of 6.5%, expected stock volatility of 42%, and an expected option life of 7 1/2 years.

                        December 31, 1998, 1999 and 2000


   The Company applies APB Opinion No. 25 in accounting for its stock option grants and, accordingly, no compensation cost has been recognized in the consolidated financial statements for its stock options which have exercise prices equal to or greater than the fair values of the common shares on the dates of the grant. Had the Company determined compensation cost based on the fair values at the grant dates for its stock options under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's earnings from continuing operations, and basic and diluted earnings from continuing operations per common share would have been reduced to the pro forma amounts indicated below:

                                                           1998    1999   2000
                                                          ------- ------ ------
                                                          (in thousands, except
                                                           per share amounts)
Earnings from continuing operations:
 As reported............................................. $10,347 $6,084 $1,321
 Pro forma...............................................  10,054  5,778  1,139
Basic earnings per common share:
 As reported............................................. $  1.42 $ 0.76 $ 0.05
 Pro forma...............................................    1.37   0.71   0.03
Diluted earnings per common share:
 As reported............................................. $  1.21 $ 0.65 $ 0.05
 Pro forma...............................................    1.17   0.61   0.03

   Pro forma earnings from continuing operations reflect only options granted beginning in 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma earnings from continuing operations amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to January 1, 1995 was not considered.

(15) Retirement Plans

The Company maintains noncontributory defined benefit pension plans covering substantially all of its employees. The benefits are based on years of service and the employee's highest five-year average base salary in the final ten years of employment. The Company's funding policy is to make annual contributions to the extent such contributions are actuarially determined and tax deductible.

EDO Plans

The net pension income for 1998, 1999 and 2000 was $2,192,000, $2,233,000 and
$4,235,000, respectively. The expected long-term rate of return on plan assets was 9.0% in 1998, 1999 and 2000. The actuarial computations assumed a discount rate on benefit obligations at December 31, 1999 and 2000 of 7.5%. The assumed rate of compensation increase approximates the Company's previous experience. The assets of the pension plan consist primarily of equity and fixed income securities, which are readily marketable.

  A summary of the components of net periodic pension income follows:

                                                      1998     1999     2000
                                                     -------  -------  -------
                                                         (in thousands)
Service cost........................................ $(1,495) $(1,544) $(1,189)
Interest on projected benefit obligation............  (6,124)  (5,970)  (6,087)
Expected return on plan assets......................   9,586    9,732   10,328
Amortization of transitional assets.................       8        8        8
Amortization of prior service cost..................    (208)    (208)    (102)
Amortization of gain................................     425      215    1,277
                                                     -------  -------  -------
Net pension income.................................. $ 2,192  $ 2,233  $ 4,235
                                                     =======  =======  =======

                        December 31, 1998, 1999 and 2000


   In 1999, in connection with the sale of the Company's satellite products business (Note 3), the Company recognized an aggregate settlement/ curtailment gain of $950,000.

   The following sets forth the funded status of the plan as of December 31:

                                                               1999      2000
                                                             --------  --------
                                                              (in thousands)
Change in projected benefit obligation:
Projected benefit obligation at beginning of year........... $ 95,253  $ 83,368
Service cost................................................    1,544     1,189
Interest cost...............................................    5,970     6,087
Benefits paid...............................................   (5,881)   (6,106)
Actuarial gain..............................................  (10,662)   (3,114)
Settlement/curtailment gain.................................   (2,856)       --
                                                             --------  --------
Projected benefit obligation at end of year................. $ 83,368  $ 81,424
Change in plan assets:
Fair value of plan assets at beginning of year..............  111,435   117,961
Actual return on plan assets................................   15,032    (8,892)
Benefits paid...............................................   (5,881)   (6,106)
Expected transfer of settlement/curtailment assets..........   (2,625)       --
                                                             --------  --------
Fair value of plan assets at end of year.................... $117,961  $102,963
                                                             --------  --------
Funded status............................................... $ 34,593  $ 21,539
Unrecognized net gain.......................................  (24,528)   (7,146)
Unrecognized prior service cost.............................      607       506
Unrecognized net assets.....................................      (16)       (8)
                                                             --------  --------
Prepaid pension cost (in other assets)...................... $ 10,656  $ 14,891
                                                             ========  ========

   In addition, in 1988, the Company established a supplemental defined benefit plan for substantially all employees. In 1998, 1999 and 2000, the net pension expense for this plan was approximately $127,000, $130,000, and $162,000, respectively.

   The Company also has a supplemental retirement plan for officers and certain employees under which the Company has agreed to pay a predetermined retirement benefit. In the event of preretirement death or disability, the plan provides for similar benefits. Total expenses under this plan in 1998, 1999 and 2000 were $672,000, $602,000 and $625,000, respectively.

AIL Plans

                        AIL Defined Benefit Pension Plan

The net pension income for the period subsequent to the EDO-AIL merger which is included in the consolidated financial statements was $385,000. The expected long-term rate of return on plan assets was 10.0%. The actuarial computations assumed a discount rate on benefit obligations at December 31, 2000 of 7.5%. The assumed rate of compensation increase approximates the Company's previous experience. The assets of the pension plan consist primarily of equity and fixed income securities, which are readily marketable.

   A summary of the components of net periodic pension income for the period subsequent to the EDO-AIL merger included in the consolidated financial results follows:

                                                                  (in thousands)
Service cost.....................................................    $(1,630)
Interest cost....................................................     (5,273)
Expected return on plan assets...................................      7,288
                                                                     -------
Net pension income...............................................    $   385
                                                                     =======

   The following sets forth the funded status of the AIL Defined Benefit Pension Plan as of December 31, 2000:

                                                                (in thousands)
Change in projected benefit obligation:
Projected benefit obligation at April 30, 2000 (date of
 purchase of AIL Technologies, Inc.)...........................    $117,721
Service cost...................................................       1,630
Interest cost..................................................       5,273
Benefits paid..................................................      (5,450)
Actuarial gain.................................................      (3,898)
                                                                   --------
Projected benefit obligation at end of year....................    $115,276
                                                                   --------
Change in plan assets:
Fair value of plan assets at April 30, 2000....................    $112,518
Actual return on plan assets...................................       4,387
Benefits paid..................................................      (5,450)
                                                                   --------
Fair value of plan assets at end of year.......................    $111,455
                                                                   --------
Funded status..................................................    $ (3,821)
Unrecognized net gain..........................................        (997)
                                                                   --------
Accrued benefit cost...........................................    $ (4,818)
                                                                   ========

                        December 31, 1998, 1999 and 2000


                             AIL Non-Qualified Plan

The AIL Non-Qualified Plan is a defined benefit plan which provides supplemental benefits to certain participants who are covered by the qualified defined benefit plan. Benefits are based on years of service and certain compensation that is excluded under the qualified plan. In 2000, the net pension expense for this plan subsequent to the EDO-AIL merger was $93,000.

401(k) Plans

In 2000, there were four 401(k) plans sponsored by the Company that covered substantially all employees. Certain of these plans provide for matching contributions at the Company's discretion. Such matching contributions were not material for the three years in the period ended December 31, 2000.

(16) Postretirement Health Care and Life Insurance Benefits

The Company provides certain health care and life insurance benefits to qualified retired employees and dependents at certain locations. These benefits are funded as benefits are provided, with the retiree paying a portion of the cost through contributions, deductibles and coinsurance provisions. The Company has always retained the right to modify or terminate the plans providing these benefits.

   In accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the Company recognizes these benefit expenses on an accrual basis as the employees earn them during their employment rather than when they are actually paid.

EDO Postretirement Benefit Plan

Postretirement health care and life insurance expense included the following components:

                                                                 1998 1999 2000
                                                                 ---- ---- ----
                                                                 (in thousands)
Service cost.................................................... $ 41 $ 80 $ 57
Interest cost...................................................  237  276  239
Amortization of net unrecognized loss...........................   --   43   --
                                                                 ---- ---- ----
Total postretirement health care and life insurance expense..... $278 $399 $296
                                                                 ==== ==== ====

   In 1999 in connection with the sale of the Company's satellite products business (Note 3), the Company recognized a curtailment gain of $47,000.

   The funded status and breakdown of the postretirement health care and life insurance benefits are as follows as of December 31:

                                                                1999    2000
                                                               ------  ------
                                                                    (in
                                                                thousands)
Change in accumulated postretirement benefit obligation:
Accumulated benefit obligation at beginning of year........... $3,572  $3,402
Service cost..................................................     80      57
Interest cost.................................................    276     239
Benefits paid.................................................   (419)   (380)
Participant contributions.....................................     26      33
Actuarial loss (gain).........................................    695    (124)
Change in discount rate.......................................   (208)     --
Effect of curtailment.........................................   (620)     --
                                                               ------  ------
Unfunded accumulated postretirement benefit obligation at end of year...................................................... $3,402  $3,227
Unrecognized net gain.........................................     --     124
                                                               ------  ------
Accrued postretirement benefit cost........................... $3,402  $3,351
                                                               ======  ======

   Actuarial assumptions used in determining the accumulated postretirement benefit obligation include a discount rate of 7.5% at December 31, 1999 and 2000 and estimated increases in health care costs. The Company has limited its increase in health care costs to 5% per year by requiring the retirees to absorb any costs in excess of 5% and has used such rate to measure its obligation.

AIL Postretirement Benefit Plan

Postretirement expense for the period subsequent to the EDO-AIL merger included in the consolidated financial statements comprised the following:

                                                                  (in thousands)
Service cost.....................................................      $ 53
Interest cost....................................................       468
                                                                       ----
Total postretirement expense.....................................      $521
                                                                       ====

                        December 31, 1998, 1999 and 2000


   The funded status and breakdown of the postretirement benefits are as follows as of December 31, 2000:

                                                                (in thousands)
Change in accumulated postretirement benefit obligation:
Accumulated benefit obligation at April 30, 2000 (date of
 purchase of AIL Technologies, Inc.)...........................     $9,422
Service cost...................................................         53
Interest cost..................................................        468
Benefits paid..................................................        (70)
Actuarial gain.................................................       (997)
                                                                    ------
Unfunded accumulated postretirement benefit obligation at end
 of year.......................................................     $8,876
Unrecognized net gain..........................................        997
                                                                    ------
Accrued postretirement benefit cost............................     $9,873
                                                                    ======

   Actuarial assumptions used in determining the accumulated postretirement benefit obligation include a discount rate of 7.5% at December 31, 2000.

(17) Commitments and Contingencies

The Company is contingently liable under the terms of letters of credit (Note
9) aggregating approximately $20,198,000 at December 31, 2000, should it fail to perform in accordance with the terms of its contracts with foreign customers.

   At December 31, 2000, the Company and its subsidiaries were obligated under building and equipment leases expiring between 2001 and 2012. The aggregate future minimum lease commitments under those obligations with noncancellable terms in excess of one year are as follows:

        2001--$4,452,000
        2002--$4,135,000
        2003--$3,490,000
        2004--$2,184,000
        2005--$1,860,000
      Thereafter--$6,737,000

   Rental expense for continuing operations under such leases for the years ended December 31, 1998, 1999 and 2000 amounted to $2,412,000, $2,885,000 and
$3,885,000, respectively.

(18) Legal Matters

The Company and three other companies entered into a consent decree in 1990 with the Federal government for the remediation of a Superfund site. The Superfund site has been divided into three operable units. The consent decree relates to two of the operable units. The third operable unit has not been formally studied and, accordingly, no liability has been recorded by the Company. The Company believes that the aggregate amount of the obligation and timing of cash payments associated with the two operable units subject to the consent decree are reasonably fixed and determinable. Accordingly, the environmental obligation has been discounted at five percent. Management estimates that as of December 31, 2000, the discounted liability over the remainder of the twenty-five years related to these two operable units is approximately $2.4 million of which approximately $0.4 million has been classified as current and is included in accounts payable and accrued liabilities. Approximately $0.7 million of the $2.4 million liability will be incurred over the next five years. In 1997 and 1998, the Company settled with one of its insurance carriers for $2.9 million, and $2.2 million net of associated costs of $0.3 million, respectively, which was recorded as litigation settlement income. All $5.1 million was collected in 1998.

   The Company is also involved in other environmental cleanup efforts, none of which management believes is likely to have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

   Additionally, the Company and its subsidiaries are subject to certain legal actions that arise out of the normal course of business. It is management's belief that the ultimate outcome of these actions will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

(19) Business Segments

The Company determines its operating segments based upon an analysis of its products and services, production processes, types of customers, economic

                        December 31, 1998, 1999 and 2000

characteristics, and the related regulatory environment. The Company's continuing operations are conducted in three business segments: Defense, Communications and Space Products and Engineered Materials. The Defense segment provides integrated front-line warfighting systems, including radar countermeasure systems, aircraft weapons storage and release systems, airborne mine countermeasure systems and sonar systems. The Communications and Space Products segment addresses the needs of the remote sensing, communication, navigation and electronic warfare industries with ultra-miniature electronics and a broad line of antennas. The Engineered Materials segment supplies piezoelectric ceramics and advanced composites for the communication, navigation, chemical, petrochemical, paper and oil industries for civilian infrastructure and for the military.

   Domestic government sales, which include sales to prime contractors of the government, amounted to 50%, 48% and 63% of net sales, which were 57%, 58% and 70% of Defense's net sales, 0%, 0% and 60% of Communications and Space Products' net sales and 36%, 26% and 33% of Engineered Materials' net sales for 1998, 1999 and 2000, respectively. Export sales comprised 32%, 34% and 18% of net sales for 1998, 1999 and 2000, respectively.

   Principal products and services by segment are as follows:

 Defense Segment

  . Electronic Warfare

  . Environmental Products

  . Aircraft Stores Suspension and Release Equipment

  . Airborne Mine Countermeasures Systems

  . Integrated Combat Systems

  .  Command, Control and Communications Systems

  .  Undersea Systems

  .  Technology Services

  .  Interference Cancellation

 Communications and Space Products Segment

  .  Antenna Products

  .  Space Sensor and Communications Products

 Engineered Materials Segment

  .  Electro-Ceramic Products

  .  Advanced Fiber Composite Structural Products

                                                    1998      1999      2000
                                                  --------  --------  --------
                                                        (in thousands)
Net sales from continuing operations:
 Defense......................................... $ 53,785  $ 66,381  $147,045
 Communications and Space Products...............       --        --    25,026
 Engineered Materials............................   27,618    31,555    34,751
                                                  --------  --------  --------
                                                  $ 81,403  $ 97,936  $206,822
                                                  --------  --------  --------
Operating earnings from continuing operations:
 Defense......................................... $  5,966  $  7,012  $ 17,457
 Communications and Space Products...............       --        --   (11,516)
 Engineered Materials............................    3,589     2,237     3,298
 Litigation settlement income....................    2,200        --        --
                                                  --------  --------  --------
                                                  $ 11,755  $  9,249  $  9,239
Net interest expense.............................     (428)     (785)   (2,438)
Other (expense) income, net......................     (100)      230      (216)
                                                  --------  --------  --------
Earnings before income taxes..................... $ 11,227  $  8,694  $  6,585
                                                  --------  --------  --------
Identifiable assets:
 Defense......................................... $ 33,511  $ 43,455  $111,868
 Communications and Space Products...............       --        --    32,666
 Engineered Materials............................   23,368    26,522    29,139
 Net assets of discontinued operations...........   19,820     8,139        --
 Corporate.......................................   47,931    46,375    40,581
                                                  --------  --------  --------
                                                  $124,630  $124,491  $214,254
                                                  ========  ========  ========

                        December 31, 1998, 1999 and 2000


                                                            1998   1999   2000
                                                           ------ ------ ------
                                                              (in thousands)
Depreciation and amortization:
 Defense.................................................. $  935 $1,331 $5,150
 Communications and Space Products........................     --     --  1,857
 Engineered Materials.....................................  1,068  1,653  1,882
 Corporate................................................    340    406    552
                                                           ------ ------ ------
                                                           $2,343 $3,390 $9,441
                                                           ------ ------ ------
Capital Expenditures:
 Defense.................................................. $2,100 $1,114 $1,679
 Communications and Space Products........................     --     --    450
 Engineered Materials.....................................  1,021  2,890  1,705
 Corporate................................................     12     28     27
                                                           ------ ------ ------
                                                           $3,133 $4,032 $3,861
                                                           ====== ====== ======

   In 2000, the costs related to the write-off of purchased in-process research and development and other merger-related costs attributable to the EDO-AIL merger are included in the segments as follows:

                                                                  (in thousands)
Defense.........................................................     $ 3,342
Communications and Space Products...............................       7,595
Engineered Materials............................................         558
                                                                     -------
 Total..........................................................     $11,495
                                                                     =======

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
EDO Corporation

   We have audited the accompanying consolidated balance sheet of EDO Corporation and subsidiaries as of December 31, 2000, and the related consolidated statements of earnings, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the 2000 consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDO Corporation and subsidiaries at December 31, 2000 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.


                                          Ernst & Young LLP

New York, New York
February 26, 2001

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
EDO Corporation

   We have audited the accompanying consolidated balance sheet of EDO Corporation and subsidiaries as of December 31, 1999, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDO Corporation and subsidiaries at December 31, 1999, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

KPMG LLP

Melville, New York
February 15, 2000

                              REPORT OF MANAGEMENT

   Management is responsible for the preparation of EDO Corporation's consolidated financial statements and all related information appearing in the Company's Annual Report on Form 10-K. The consolidated financial statements and notes have been prepared in conformity with accounting principles generally accepted in the United States and include certain amounts that are estimates based upon currently available information and management's judgment of current conditions and circumstances.

   To provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records are reliable for preparing financial statements, management maintains a system of accounting and other controls. However, even an effective internal control system, no matter how well designed, has inherent limitations--including the possibility of circumvention or overriding of controls--and, therefore, can provide only reasonable assurance with respect to financial statement presentation. The system of accounting and other controls is improved and modified in response to changes in business conditions and operations and recommendations made by the independent auditors.

   The Audit Committee of the Board of Directors, which is composed of directors who are not employees, meets periodically with management, and the independent auditors to review the manner in which these groups are performing their responsibilities and to carry out the Audit Committee's oversight role with respect to auditing, internal controls and financial reporting matters. The independent auditors periodically meet privately with the Audit Committee and have access to its individual members.

   EDO engaged Ernst & Young LLP, independent auditors, to audit the consolidated financial statements in accordance with auditing standards generally accepted in the United States, which include consideration of the internal control structure. Their report appears on the previous page.

           James M. Smith                            Darrell L. Reed
-------------------------------------     -------------------------------------
 James M. Smith President and Chief                  Darrell L. Reed
          Executive Officer                Vice President and Chief Financial
                                                         Officer

                  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

   The following table sets forth unaudited quarterly financial information for 1999 and 2000 (in thousands, except per share amounts).

                           First Quarter  Second Quarter     Third Quarter    Fourth Quarter
                          --------------- ---------------   ----------------  ----------------
                           1999    2000    1999    2000      1999     2000     1999     2000
                          ------- ------- ------- -------   -------  -------  -------  -------
Net sales from
 continuing operations..  $23,022 $29,002 $23,661 $56,593   $23,812  $59,979  $27,441  $61,248
Net earnings (loss):
 Continuing operations..    1,188   2,130   1,320  (3,319)a   1,677       38b   1,899    2,472c
 Discontinued
  operations............      232      --     211      --    (3,509)      --     (998)      --
                          ------- ------- ------- -------   -------  -------  -------  -------
  Total.................    1,420   2,130   1,531  (3,319)   (1,832)      38      901    2,472
Earnings (loss) per
 share:
 Basic:
 Continuing operations..     0.14    0.28    0.16   (0.37)     0.21    (0.02)    0.25     0.20
 Discontinued
  operations............     0.03      --    0.03      --     (0.52)      --    (0.15)      --
                          ------- ------- ------- -------   -------  -------  -------  -------
  Total.................     0.17    0.28    0.19   (0.37)    (0.31)   (0.02)    0.10     0.20
 Diluted:
 Continuing operations..     0.12    0.24    0.14   (0.37)     0.18    (0.02)    0.21     0.19
 Discontinued
  operations............     0.03      --    0.02      --     (0.43)      --    (0.12)      --
                          ------- ------- ------- -------   -------  -------  -------  -------
  Total.................     0.15    0.24    0.16   (0.37)    (0.25)   (0.02)    0.09     0.19
 Preferred dividends
  paid..................      259     245     249     213       247      212      245      211

a. Includes write-off of purchased in-process research and development costs of $6,700 and merger-related costs of $2,243.
b. Includes merger-related costs of $932.
c. Includes merger-related costs of $1,620.

Photographs showing EDO Corporation's products and equipment which incorporates those products:

Universal Exciter radar jamming equipment for EA-6B aircraft

A ship-towed sonar system used for operations close to shore against submarines

A U.S. Navy EA-6B aircraft on takeoff

A fiber composite structure

An antenna used to determine target direction

Personnel supporting document conversion, computers and logistics

Manufacture of electronic warfare semiconductor device

An F-16 aircraft displaying double capacity bomb racks for precision weapons

Ceramic shapes used to convert acoustic energy to and from electrical energy

Equipment to enhance clear communications in high interference environments

A computer displaying integrated combat system

                             [LOGO] EDO Corporation

                            4,500,000 Common Shares

                                --------------

                                   PROSPECTUS

                                October 25, 2001

                                --------------

                              Wachovia Securities

                                    SG Cowen

                             (Joint Lead Managers)